 As filed with the Securities and Exchange Commission on October 20, 1999

                                            Registration Statement No. 333-83501
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              -------------------

                              Amendment No. 4
                                       to
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                              -------------------
                                 NaviSite, Inc.
             (Exact name of registrant as specified in its charter)
                              -------------------

         Delaware                     7379                    52-2137343
      (State or other     (Primary Standard Industrial     (I.R.S. Employer
       jurisdiction       Classification Code Number)    Identification No.)
    of incorporation or
       organization)

                                 NaviSite, Inc.
                             100 Brickstone Square
                          Andover, Massachusetts 01810
                                 (978) 552-3300
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)
                              -------------------
                                 Joel B. Rosen
                            Chief Executive Officer
                                 NaviSite, Inc.
                             100 Brickstone Square
                          Andover, Massachusetts 01810
                                 (978) 552-3300
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                              -------------------
                                   Copies to:

                                                  Peter B. Tarr, Esq.
         David T. Brewster, Esq.              Joseph E. Mullaney III, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP           Hale and Dorr LLP
            One Beacon Street                       60 State Street
       Boston, Massachusetts 02108            Boston, Massachusetts 02109
             (617) 573-4800                          (617) 526-6000

   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.
   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. [_]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                              -------------------
   The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an +
+offer to sell securities, and we are not soliciting offers to buy these       +
+securities, in any state where the offer or sale is not permitted.            +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

               SUBJECT TO COMPLETION, DATED October 20, 1999


                          [NAVISITE LOGO APPEARS HERE]

                                5,500,000 Shares

                                  Common Stock

  NaviSite, Inc. is offering 5,500,000 shares of its common stock. This is NaviSite's initial public offering. The common stock has been approved for quotation on the Nasdaq National Market under the symbol "NAVI." We anticipate that the initial public offering price will be between $10.00 and $12.00 per share.

  At the request of NaviSite, the underwriters have reserved at the initial public offering price up to 550,000 shares of common stock for sale to officers, directors, employees and business associates of NaviSite and up to 825,000 shares of common stock for sale to stockholders of CMGI, Inc.

                                --------------

                 Investing in our common stock involves risks.
                    See "Risk Factors" beginning on page 7.

                                --------------

                                                                 Per Share Total
                                                                 --------- -----
Public Offering Price...........................................   $       $
Underwriting Discounts and Commissions..........................   $       $
Proceeds to NaviSite............................................   $       $

  The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

  NaviSite has granted the underwriters a 30-day option to purchase up to an additional 825,000 shares of common stock to cover over-allotments. BancBoston Robertson Stephens Inc. expects to deliver the shares of common stock to
purchasers on      , 1999.

                                --------------

BancBoston Robertson Stephens

                               Hambrecht & Quist

                                         FAC/Equities
                The date of this prospectus is October   , 1999.

 The inside front cover page also contains the following:

We help companies cost-                  . . . and less worry.
effectively run their Internet                              [Customer logos
applications with greater                                   superimposed over
speed, reliability and                                      NaviSite logo]
efficiency. . .





Integrated application services

to match customers' process life cycle.



[The following words appear inside an arrow pointing downwards and arcing towards the left:]


Rent



Deploy



Advise



Host



Manage



Support

    The inside front cover page contains the following:

    [Centered on the lower third of the page, a picture of the control room in a NaviSite data center. Directly above it, covering the top two-thirds of the page, is the NaviSite logo with the following text super-imposed on top of it:]

    NaviSite, Inc., an Internet application service provider, offers Web site and Internet application hosting and management services. Our offerings, high level of customer service and state-of-the-art infrastructure allow us to offer service levels that we believe are among the most comprehensive in the industry. With our services, customers can focus on their core competencies, assured that their Web sites and Internet applications are being managed 24-hours-a-day, seven-days-a-week.

  You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus.

  Until      , 1999 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                             ---------------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Summary..................................................................   4
Risk Factors.............................................................   7
Forward Looking Statements...............................................  17
Use of Proceeds..........................................................  18
Dividend Policy..........................................................  18
Capitalization...........................................................  19
Dilution.................................................................  21
Selected Consolidated Financial Data.....................................  22
Management's Discussion and Analysis of Financial Condition and Results
  of Operations..........................................................  23
Business.................................................................  34
Management...............................................................  45
Certain Transactions.....................................................  54
Ownership of Principal Stockholders and Management.......................  60
Description of Capital Stock.............................................  62
Shares Eligible For Future Sale..........................................  66
Underwriting.............................................................  68
Legal Matters............................................................  70
Experts..................................................................  70
Where You Can Find Additional Information................................  70
Index to Financial Statements............................................ F-1

                             ---------------------

    Industry data included in this prospectus has been obtained from third parties and has not been independently verified by us.

    "NaviSite" and the NaviSite logo are service marks of our company for which service mark applications are pending. This prospectus also contains trademarks, trade names and service marks of other companies which are the property of their respective owners.

                                    SUMMARY

    Because this is only a summary, it does not contain all of the information that may be important to you. You should read this entire prospectus, including "Risk Factors" and our consolidated financial statements and the accompanying notes appearing elsewhere in this prospectus, before deciding to invest in our common stock.

                                 NaviSite, Inc.

    NaviSite is an Internet application service provider offering Web site and application hosting and management services. Our Internet application service offerings allow businesses to outsource the deployment, configuration, hosting, management and support of their Web sites and Internet applications in a cost-effective and rapid manner. Our focus on enhanced management services, beyond basic co-location services, allows us to meet the expanding needs of businesses as their Web sites and Internet applications become more complex. We also provide our customers with access to our state-of-the-art data centers and the benefit of our direct private transit Internet connections to major Internet backbone providers. We only use direct private transit Internet connections, which differentiates our network infrastructure from that of most of our competitors. These connections increase reliability and download speeds. Our enhanced, integrated services enable our clients to realize the following key benefits.

  . Cost-Effective Application Services. Our scalable infrastructure, repeatable Internet application services and hosting and management expertise enable us to offer our customers application services on a cost-effective basis.

  . Rapid Deployment. We are able to rapidly deploy Internet applications, allowing our customers to quickly launch Web sites and Internet applications, often in a matter of weeks.

  . High-Performance, World-Class Infrastructure. Our infrastructure has been designed expressly to meet the more demanding technical requirements of increasingly sophisticated Web sites and Internet applications.

    The scalability of our infrastructure and cost-effectiveness of our services allow us to offer a comprehensive suite of services to meet the current and future hosting and management needs of our customers. Our suite of service offerings includes:

  . Web site and Internet application hosting, enabling access to our state-of-the-art data centers, bandwidth and basic back-up, storage and monitoring services;

  . Enhanced server management, providing custom reporting, hardware options, load balancing and mirroring, system security, advanced back-up options, remote management and the services of our business solution managers;

  . Specialized application management, providing management of e-commerce and other sophisticated applications and their underlying services, including ad-serving, streaming, databases and transaction processing; and

  . Application rentals and related consulting and other professional services.

    Since our inception, we have experienced operating losses and negative cash flows for each quarterly and annual period. We expect to continue to incur operating losses for at least the next three years. In addition, the market we serve is highly competitive, and our revenue could be adversely affected by increased competition. To date, a material portion of our revenue has been derived from CMGI, Inc. and entities in which CMGI holds an equity interest. CMGI and these CMGI affiliates accounted for 62% of our revenue for the quarter ended July 31, 1999 as compared to 90% of our revenue for the quarter ended July 31, 1998.

    The dramatic growth in Internet usage in recent years, combined with the Internet's enhanced functionality, accessibility and security, has made the Internet increasingly attractive to businesses as a medium for communication and commerce. As more businesses have incorporated the Internet into their business strategy, a growing number of them have chosen to outsource Internet application development, implementation and support, particularly the hosting and management of their Web sites and Internet applications. Forrester Research, Inc., a leading market research firm, has estimated that the market for managed Web site hosting in the United States will grow from less than $1.0 billion in 1998 to over $14.0 billion in 2003. In January 1998, Forrester Research estimated that the market for branded application outsourcing services in the United States will grow to $21.1 billion by 2001.

    Our objective is to be the leading Internet application service provider. We plan to achieve this goal by continuing to enhance and leverage our expertise, service offerings and infrastructure to provide customers with integrated, reliable and secure Internet-based business solutions. Key elements of our strategy are to:

  . expand and vary the applications and management services we offer to our customers;

  .   offer multiple service levels to customers;

  . increase awareness of the NaviSite brand and associate it with the highest quality solutions and service;

  . maintain the competitive advantage that our infrastructure and expertise provide;

  .   continue to leverage and develop key industry relationships;

  .   take advantage of foreign market opportunities; and

  .   continue to pursue focused, complementary acquisitions.

    CMGI will own approximately 72.1% of our outstanding common stock upon completion of this offering. Accordingly, CMGI will have the power, acting alone, to elect a majority of our board of directors and will have the ability to determine the outcome of any corporate actions requiring stockholder approval, regardless of how our other stockholders may vote. CMGI may exercise its voting power by written consent, without convening a meeting of the stockholders, meaning that CMGI will be able to effect a sale or merger of NaviSite without prior notice to, or the consent of, our other stockholders. CMGI's ownership may have the effect of delaying, deferring or preventing a change in control of NaviSite. CMGI's interests could conflict with the interests of our other stockholders.

                              --------------------

    We were incorporated in Delaware in December 1998. At that time, we received a contribution of assets from our predecessor, NaviSite Internet Services Corporation. NaviSite Internet Services Corporation was incorporated in Delaware in February 1997 under the name CMG Information Technology, Inc. and changed its name to NaviSite Internet Services Corporation in May 1997. Our principal investors include CMGI, Dell Computer Corporation and Microsoft Corporation.

    Our principal executive offices are located at 100 Brickstone Square, Andover, Massachusetts 01810, and our telephone number is (978) 552-3300. Our Web site address is www.navisite.com. The information on our Web site is not incorporated by reference into this prospectus and should not be considered as part of this prospectus.

                              --------------------

    Except as otherwise noted, the number of shares outstanding upon completion of this offering:

  . gives effect to the conversion of approximately $12,257,000 of indebtedness to CMGI into 111,424 shares of Series B convertible preferred stock prior to the completion of this offering;

  . gives effect to the conversion of all outstanding shares of convertible preferred stock into an aggregate of 21,861,075 shares of common stock upon completion of this offering;

  . does not reflect the exercise, in October 1999, of options for the purchase of 22,996 shares of common stock; and
  .   assumes no exercise of the underwriters' over-allotment option.

                                  THE OFFERING

Common stock offered by NaviSite..... 5,500,000 shares

Common stock to be outstanding after
  this offering...................... 27,430,413 shares

Use of proceeds...................... For enhancement and expansion of our network infrastructure, expansion of
                                      sales and marketing efforts, enhancement
                                      of application management and technical
                                      expertise, possible acquisitions of
                                      complimentary businesses and
                                      technologies and working capital and
                                      general corporate purposes. See "Use of
                                      Proceeds."

Nasdaq National Market symbol........ NAVI

                      Summary Consolidated Financial Data
                     (In thousands, except per share data)

                                                       Year ended July 31,
                                                      -----------------------
                                                       1997    1998    1999
                                                      ------  ------  -------
Statement of Operations Data:
Total revenue........................................ $3,361  $4,029  $10,519
Gross profit (loss)..................................   (133) (4,847)  (9,819)
Loss from operations.................................   (947) (9,076) (24,150)
Net loss.............................................   (948) (9,172) (24,532)
Net loss applicable to common stockholders...........   (948) (9,172) (24,704)
Net loss per share................................... $(0.24) $(1.14) $ (7.41)
Basic and diluted weighted average number of common
  shares outstanding.................................  4,000   8,017    3,332
Unaudited pro forma basic and diluted net loss per
  share..............................................                 $ (1.51)
Pro forma weighted average number of basic and
  diluted shares outstanding.........................                  16,407

    The following table is a summary of our balance sheet at July 31, 1999 (i) on an actual basis, (ii) on a pro forma basis after giving effect to the conversion of all shares of convertible preferred stock outstanding as of July 31, 1999 into shares of common stock and (iii) on a pro forma as adjusted basis to give effect to the issuance to CMGI upon completion of this offering of an aggregate of 1,114,240 additional shares of common stock upon the conversion of outstanding Series B convertible preferred stock issued to CMGI subsequent to July 31, 1999 and to reflect the sale of 5,500,000 shares of common stock at an assumed initial public offering price of $11.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

                                                         July 31, 1999
                                                 -------------------------------
                                                                      Pro Forma
                                                 Actual   Pro Forma  As Adjusted
                                                 -------  ---------  -----------
                                                          (unaudited)
Balance Sheet Data:
Cash and equivalents............................ $ 3,352  $  3,352     $58,017
Working capital (deficit).......................  (1,355)   (1,355)     53,310
Total assets....................................  21,111    21,111      75,776
Total stockholders' equity (deficit)............  (4,369)   11,052      77,974

                                  RISK FACTORS

    You should carefully consider the following risks before making an investment decision. Our financial condition and operating results could be materially adversely affected by any of the risks set forth below. The market price of our common stock could decline due to any of these risks, and you could lose all or part of your investment. You also should refer to the other information set forth in this prospectus, including our consolidated financial statements and the accompanying notes appearing elsewhere in this prospectus.

                Risks Related to Our Company and Our Operations

We have a history of operating losses and expect future losses

    We cannot assure you that we will ever achieve profitability on a quarterly or annual basis or, if we achieve profitability, that it will be sustainable. We were organized in 1996 by CMGI, Inc., formerly known as CMG Information Services, Inc., to support the networks and host the Web sites of CMGI and a number of CMGI affiliates. It was not until the Fall of 1997 that we began providing Web site hosting and Internet application management services to companies unaffiliated with CMGI. Since our inception in 1996, we have experienced operating losses and negative cash flows for each quarterly and annual period. As of July 31, 1999, we had an accumulated deficit of $34.7 million. The income potential of our business is unproven, and our limited operating history makes it difficult to evaluate our prospects. We anticipate increased expenses as we continue to expand and improve our infrastructure, invest in additional applications, enhance our application management expertise, expand our sales and marketing efforts and pursue additional industry relationships. As a result, we expect to incur operating losses for at least the next three years.

Fluctuations in our quarterly operating results may negatively impact our stock price

    Our quarterly operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside our control. These factors include:

  . the demand for and market acceptance of our Web site and Internet application hosting and management services;

  . our ability to develop, market and introduce new services on a timely basis;

  .   downward price adjustments by our competitors;

  .   changes in the mix of services provided by our competitors;

  . technical difficulties or system downtime affecting the Internet generally or our hosting operations specifically;

  . our ability to meet any increased technological demands of our customers;

  . the amount and timing of costs related to our marketing efforts and service introductions; and

  . economic conditions specific to the Internet application service provider industry.

Our operating results for any particular quarter may fall short of our expectations or those of investors or securities analysts. In this event, the market price of our common stock would be likely to fall.

Our principal stockholder will continue to control us and may have interests that conflict with those of our other stockholders

    As of August 31, 1999, CMGI, through its ownership of NaviSite Internet Services Corporation, beneficially owned approximately 89.6% of our outstanding common stock and, upon completion of this offering, will beneficially own approximately 72.1% of our outstanding common stock. Accordingly, CMGI will continue to have the power, acting alone, to elect a majority of our board of directors and will have the ability to determine the outcome of any corporate actions requiring stockholder approval, regardless of how our other stockholders may vote. Under Delaware law, CMGI may exercise its voting power by written consent, without convening a meeting of the stockholders, meaning that CMGI will be able to effect a sale or merger of NaviSite without prior notice to, or the consent of, our other stockholders. CMGI's interests could conflict with the interests of our other stockholders. The possible need of CMGI to maintain control of NaviSite in order to avoid becoming a registered investment company could influence future decisions by CMGI as to the disposition of any or all of its ownership position in NaviSite. CMGI would be subject to numerous regulatory requirements with which it would have difficulty complying if it were required to register as an investment company. As a result, CMGI may be motivated to maintain at least a majority ownership position in NaviSite, even if other stockholders of NaviSite might consider a sale of control of NaviSite to be in their best interests. As long as it is a majority stockholder, CMGI has contractual rights to purchase shares in any future financing of NaviSite, other than this offering, sufficient to maintain its majority ownership position. CMGI's ownership may have the effect of delaying, deferring or preventing a change in control of our company or discouraging a potential acquiror from attempting to obtain control of us, which in turn could adversely affect the market price of our common stock.

A significant portion of our revenue is generated by CMGI and companies affiliated with CMGI, and the loss of this revenue would substantially impair the growth of our business

    A significant portion of our revenue currently is generated by services provided to CMGI and CMGI affiliates, and we anticipate that we will continue to receive a significant portion of our revenue in the future from CMGI and CMGI affiliates. CMGI and CMGI affiliates accounted for 96% of our revenue in fiscal 1998 and 67% of our revenue in fiscal 1999. We cannot assure you that revenues generated by CMGI and CMGI affiliates will continue or that we will be able to secure business from unaffiliated customers to replace these revenues in the future. The loss of revenue from CMGI and CMGI affiliates, or our inability to replace this operating revenue, would substantially impair the growth of our business. A more detailed discussion of our customer relationships with CMGI and its affiliates is included in this prospectus under the headings "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview" and "Certain Transactions--Relationship and Transactions between NaviSite and CMGI, Inc."

Our ability to grow our business would be substantially impaired if we were unable to obtain, on commercially reasonable terms, certain equipment that is currently provided under leases executed or guaranteed by CMGI

    Certain of the equipment that we use or provide to our customers for their use in connection with our services is provided under leases executed or guaranteed by CMGI. If CMGI discontinues this practice, which it could do at any time, we or our customers would have to obtain this equipment directly, and we cannot assure you that we or our customers could do so on similar financial terms. Our ability to grow our business would be substantially impaired if we or our customers were unable to obtain this equipment on commercially reasonable terms. A more detailed discussion of our other arrangements with CMGI and its affiliates is included in this prospectus under the heading "Certain Transactions--Relationship and Transactions between NaviSite and CMGI, Inc."

If the growth of the market for Internet commerce and communication does not continue, there may be insufficient demand for our services, and as a result, our business strategy may not be successful

    The increased use of the Internet for retrieving, sharing and transferring information among businesses and consumers has developed only recently, and the market for the purchase of products and services over the Internet is new and emerging. If acceptance and growth of the Internet as a medium for commerce and communication does not continue, our business strategy may not be successful because there may not be a continuing market demand for our Web site and Internet application hosting and management services. In addition, in order for the market for our services to grow, consumers who have historically purchased and communicated through traditional means must elect to purchase products and services and conduct their communication online. These transitions must continue to ensure a growing market for our Web site and Internet application hosting and management services.

Our growth could be substantially limited if the market for Internet application services fails to develop or if we cannot achieve broad market acceptance

    The market for Internet application services has only developed recently and is evolving rapidly. There is significant uncertainty as to whether the Internet application service market will ultimately prove to be viable or, if it becomes viable, that it will continue to grow. Historically, businesses have been reluctant to outsource the hosting and management of sophisticated applications and have considered third-party service vendors to be unequipped to manage Internet applications critical to their businesses. If the market for outsourced system and network management of Web sites and Internet applications fails to develop, or develops more slowly than we expect, or if our Web site and Internet application hosting and management services do not achieve broad market acceptance, our growth could be substantially limited.

Our ability to successfully market our services could be substantially impaired if we are unable to deploy new Internet applications or if new Internet applications deployed by us prove to be unreliable, defective or incompatible

    We cannot assure you that we will not experience difficulties that could delay or prevent the successful development, introduction or marketing of Internet application services in the future. If any newly introduced Internet applications suffer from reliability, quality or compatibility problems, market acceptance of our services could be greatly hindered and our ability to attract new customers could be adversely affected. We cannot assure you that new applications deployed by us will be free from any reliability, quality or compatibility problems. If we incur increased costs or are unable, for technical or other reasons, to host and manage new Internet applications or enhancements of existing applications, our ability to successfully market our services could be substantially impaired.

The market we serve is highly competitive, and as an early stage company, we may lack the financial and other resources, expertise or capability needed to capture increased market share

    We compete in the Internet application service market. This market is rapidly evolving, highly competitive and likely to be characterized by an increasing number of market entrants and by industry consolidation. We believe that participants in our market must grow rapidly and achieve a significant presence to compete effectively. As an early stage company, our business is not as developed as that of many of our competitors. For example, our facilities currently have limited growth capacity and we have a significantly smaller number of customers than many of the companies that compete in our market. We estimate that the growth capacity of our facilities may be sufficient only for the next two years. Insufficient growth capacity in our facilities could impair our ability to achieve rapid growth through an increase in our customer base. Moreover, many of our competitors have substantially greater financial, technical and marketing resources, greater name recognition and more established relationships in the industry than we have. We may lack the financial and other resources, expertise or capability needed to capture increased market share in this environment in the future. A more detailed discussion regarding the competition we face is included in this prospectus under the heading "Business--Competition."

Any interruptions in, or degradation of, our private transit Internet connections could result in the loss of customers or hinder our ability to attract new customers

    Our customers rely on our ability to move their digital content as efficiently as possible to the people accessing their Web sites and Internet applications. We utilize our direct private transit Internet connections to major backbone providers as a means of avoiding congestion and resulting performance degradation at public Internet exchange points. We rely on these telecommunications network suppliers to maintain the operational integrity of their backbones so that our private transit Internet connections operate effectively. Any interruptions in, or degradation of, our private transit Internet connections could result in the loss of customers or hinder our ability to attract new customers.

Increased costs associated with our private transit Internet connections could result in the loss of customers or significant increases in our operating costs

    Our private transit Internet connections are already more costly than alternative arrangements commonly utilized to move Internet traffic. If our providers increase the pricing associated with utilizing their bandwidth, we may be required to identify alternative methods to distribute our customers' digital content. We cannot assure you that our customers will continue to be willing to pay the higher costs associated with direct private transit or that we could effectively move to another network approach. If we are unable to access alternative networks to distribute our customers' digital content on a cost-effective basis or to pass any additional costs on to our customers, our operating costs would increase significantly.

If we are unable to maintain existing and develop additional relationships with Internet application software vendors, the sale, marketing and provision of our Internet application services may be unsuccessful

    We believe that to penetrate the market for our Web site and Internet application hosting and management services we must maintain existing and develop additional relationships with industry-leading Internet application software vendors and other third parties. We license or lease our software applications from Internet application software vendors. The loss of any of these applications could materially impair our ability to provide services to our customers or require us to obtain substitute software applications of lower quality or performance standards or at greater cost. In addition, because we generally license applications on a non-exclusive basis, our competitors may license and utilize the same software applications. In fact, many of the companies with which we have strategic relationships currently have, or could enter into, similar license agreements with our competitors or prospective competitors. We cannot assure you that software applications will continue to be available to us from Internet application software vendors on commercially reasonable terms. If we are unable to identify and license software applications which meet our targeted criteria for new application introductions, we may have to discontinue or delay introduction of services relating to these applications.

We purchase key components of our infrastructure from a limited number of suppliers, and our inability or failure to obtain these components in a timely manner could result in sustained equipment failure and a loss of revenue

    We purchase from a limited number of suppliers key components of our infrastructure, including networking equipment, that are available only from limited sources in the quantities and with the quality that we demand. For example, we purchase most of the routers and switches used in our infrastructure from Cisco Systems Inc. and most of the intelligent Web switching technology from ArrowPoint Communications Inc. We cannot assure you that we will have the necessary hardware or parts on hand or that our suppliers will be able to provide them in a timely manner in the event of equipment failure. Our inability or failure to obtain the necessary hardware or parts on a timely basis could result in sustained equipment failure and a loss of revenue due to customer loss or claims for service credits under our service level guarantees.

Our inability to scale our infrastructure or otherwise manage our anticipated growth and the related expansion of our operations could result in decreased revenue and continued operating losses

    We have experienced rapid growth in our service offerings and our customer base. As of July 31, 1998, we were a Web site hosting provider with approximately 51 customers. As of July 31, 1999, we were providing Web site and Internet application hosting and management services to approximately 126 customers. In order to service our growing customer base, we will need to continue to improve and expand our network infrastructure, in particular through the expansion of one of our existing data centers and the construction of new data centers. The ability of our network to connect and manage a substantial number of customers at high transmission speeds while maintaining superior performance is largely unproven. If our network infrastructure is not scalable, we may not be able to provide our services to additional customers, which would result in decreased revenue.

    In addition, between July 31, 1998 and July 31, 1999, we increased the number of our employees from 86 to 201. This growth has placed, and likely will continue to place, a significant strain on our financial, management, operational and other resources. To effectively manage our anticipated growth, we will be required to continue to enhance our operating and financial procedures and controls, to upgrade or replace our operational, financial and management information systems and to attract, train, motivate, manage and retain key employees. If we are unable to effectively manage our rapid growth, we could experience continued operating losses.

You may experience additional dilution because our historical source of funding is expected to change, and other funding may not be available to us on favorable terms, if at all

    CMGI has historically funded our operations as needed, increasing our obligations to CMGI and allowing us to maintain a zero-balance cash account. We expect this source and manner of funding to continue until completion of this offering. At that time, we expect that our net obligations to CMGI, together with all convertible preferred stock held by CMGI, will be converted into common stock at a ratio of ten shares of common stock for each outstanding share of preferred stock. We do not expect to borrow funds from CMGI after completion of this offering.

    After completion of, and the application of the net proceeds from, this offering, we may need to raise additional funds. We cannot assure you that additional financing will be available on terms favorable to us, if at all. If adequate funds were not available or were not available on acceptable terms, our ability to respond to competitive pressures would be significantly limited. Moreover, if additional funds are raised through the issuance of equity or convertible debt securities, your percentage ownership in us will be reduced, and you may experience additional dilution.

Our network infrastructure could fail, which would damage our ability to provide guaranteed levels of service and could result in significant operating losses

    To provide our customers with guaranteed levels of service, we must operate our network infrastructure on a 24-hour-a-day, seven-day-a-week basis without interruption. In order to operate in this manner, we must protect our network infrastructure, equipment and customer files against damage from human error, natural disasters, unexpected equipment failure, power loss or telecommunications failures, sabotage or other intentional acts of vandalism. Even if we take precautions, the occurrence of a natural disaster, equipment failure or other unanticipated problem at one or more of our data centers could result in interruptions in the services we provide to our customers. We cannot assure you that our disaster recovery plan will address all, or even most, of the problems we may encounter in the event of such a disaster.

    We have experienced service interruptions in the past, and any future service interruptions could:

  . require us to spend substantial amounts of money to replace equipment or facilities;

  . entitle customers to claim service credits under our service level guarantees;

  .   cause customers to seek damages for losses incurred; or

  . make it more difficult for us to attract new customers or enter into additional strategic relationships.

Any of these occurrences could result in significant operating losses.

The misappropriation of our proprietary rights could result in the loss of our competitive advantage in the market

    We rely on a combination of trademark, service mark, copyright and trade secret laws and contractual restrictions to establish and protect our proprietary rights. We do not own any patents that would prevent or inhibit competitors from using our technology or entering our market. We cannot assure you that the contractual arrangements or other steps taken by us to protect our proprietary rights will prove sufficient to prevent misappropriation of our proprietary rights or to deter independent, third-party development of similar proprietary assets. In addition, we provide our services in other countries where the laws may not afford adequate protection for our proprietary rights. If our proprietary rights are misappropriated, we may lose our competitive advantage in the market.

Third-party infringement claims against our technology suppliers, our customers or us could result in disruptions in service, the loss of customers or costly and time consuming litigation

    We license or lease most technologies used in the Internet application services that we offer. Our technology suppliers may become subject to third-party infringement claims which could result in their inability or unwillingness to continue to license their technology to us. We expect that we and our customers increasingly will be subject to third-party infringement claims as the number of Web sites and third-party service providers for Web-based businesses grows. In addition, we have received notices alleging that our service marks infringe the trademark rights of third parties. We cannot assure you that third parties will not assert claims against us in the future or that these claims will not be successful. Any infringement claim as to our technologies or services, regardless of its merit, could result in delays in service, installation or upgrades, the loss of customers or costly and time-consuming litigation, or require us to enter into royalty or licensing agreements.

The loss of key officers and personnel could impair our ability to successfully execute our business strategy, because we substantially rely on their experience and management skills, or could jeopardize our ability to continue to provide service to our customers

    We believe that the continued service of key personnel, including Joel B. Rosen, our recently elected Chief Executive Officer, and Robert B. Eisenberg, our founder and President, is a key component of the future success of our business. None of our key officers or personnel is currently a party to an employment agreement with us. This means that any officer or employee can terminate his or her relationship with us at any time. In addition, we do not carry life insurance for any of our key personnel to insure our business in the event of their death. The loss of any of our key officers or personnel could impair our ability to successfully execute our business strategy, because we substantially rely on their experience and management skills.

    In addition, the loss of key members of our sales and marketing teams or key technical service personnel could jeopardize our positive relations with our customers. Any loss of key technical personnel would jeopardize the stability of our infrastructure and our ability to provide the guaranteed service levels our customers expect.

If we fail to attract and retain additional skilled personnel, our ability to provide Web site and Internet application management and technical support may be limited, and as a result, we may be unable to attract customers and grow our business

    We believe that our ability to attract, train, motivate and retain highly skilled technical, managerial and sales personnel, particularly in the areas of Web site and Internet application management and technical support, is essential to our future success. Our business requires individuals with significant levels of Internet application expertise, in particular to win consumer confidence in outsourcing the hosting and management of mission-critical applications. Competition for such personnel is intense, and qualified technical personnel are likely to remain a limited resource for the foreseeable future. Locating candidates with the appropriate qualifications, particularly in the desired geographic location, can be costly and difficult. We may not be able to hire the necessary personnel to implement our business strategy, or we may need to provide higher compensation to such personnel than we currently anticipate. If we fail to attract and retain sufficient numbers of highly skilled employees, our ability to provide Web site and Internet application management and technical support may be limited, and as a result, we may be unable to attract customers and grow our business.

Any future acquisitions we make of companies or technologies may result in disruptions to our business or distractions of our management due to difficulties in assimilating acquired personnel and operations

    Our business strategy contemplates future acquisitions of complementary businesses or technologies. If we do pursue additional acquisitions, our risks may increase because our ongoing business may be disrupted and management's attention and resources may be diverted from other business concerns. In addition, through acquisitions, we may enter into markets or market segments in which we have limited prior experience.

    Once we complete an acquisition, we will face additional risks. These risks include:

  . difficulty assimilating acquired operations, technologies and personnel;

  . inability to retain management and other key personnel of the acquired business; and

  . changes in management or other key personnel that may harm relationships with the acquired business's customers and employees.

    In addition, for at least the next two years, our acquisitions must be accounted for using the purchase method of accounting, which could result in unfavorable accounting for our acquisitions. We cannot assure you that any acquisitions will be successfully identified and completed or that, if one or more acquisitions are completed, the acquired business, assets or technologies will generate sufficient revenue to offset the associated costs or other adverse effects.

The international market for our services is unproven, and as a result, the revenue generated by any current or future international operations may not be adequate to offset the expense of establishing and maintaining those operations

    One component of our long-term strategy is to expand into international markets. The international market for Web site and Internet application hosting and management services is unproven, and we cannot assure you that we will be able to market, sell and provide our services successfully outside the United States. We could suffer significant operating losses if the revenue generated by any current or future international data center or other operations is not adequate to offset the expense of establishing and maintaining those international operations.

We face risks inherent in doing business in international markets which could adversely affect the success of our international operations

    There are risks inherent in doing business in international markets, including different regulatory requirements, trade barriers, challenges in staffing and managing foreign operations, currency risk, different technology standards, different tax structures which may adversely impact earnings, different privacy, censorship and service provider liability standards and regulations and foreign political and economic instability, any of which could adversely affect the success of our international operations.

Problems relating to the "Year 2000 issue" could disrupt our operations, resulting in lost revenue and increased operating costs

    Because we offer computer-related services and because of the business-critical nature of many of our customers' applications, our risk of lawsuits related to Year 2000 issues is likely to be greater than that of companies in some other industries. Our worst case scenario regarding the Year 2000 issue involves the complete or partial failure of one or more computer systems or software products that underlie or comprise our services. A failure of this kind could cause service interruptions or disruptions for one or more of our customers. This scenario could arise as a result of a failure by us or our product or service vendors to identify or effectively address Year 2000 problems in these systems or products. For example, Year 2000 patches provided to us by key software or hardware vendors for customer servers or network devices could fail, causing customer outages or degraded network performance. Alternatively, patches provided by third parties for our desktop computers could fail, impeding network access or compromising network performance.

    We confront the Year 2000 problem in several contexts:

    Our Facilities and Services. Because our network infrastructure incorporates components from multiple hardware and software providers, we may be unable to determine whether any of these components will cause unexpected Year 2000 problems or whether different components will interact in a way that causes malfunctions. In most cases, we do not independently verify through testing the Year 2000 compliance of vendors' products, and we cannot offer any assurance that vendors' guarantees, if and when provided, are true or sufficient or that we will not encounter Year 2000 compliance problems associated with those products. While we expect that our network infrastructure and all other material components of our facilities will be Year 2000 compliant on or before December 1, 1999, we cannot assure you that we will meet this goal or that we will not discover any compliance problems in the future. Our failure to adequately address Year 2000 compliance issues in our network infrastructure could result in claims of mismanagement, misrepresentation or breach of contract and related litigation, which could be costly and time-consuming for us to defend.

    Our Customers. We also face risks from customer-provided hardware or software that we host in our data centers. The failure of our customers and third-party providers to ensure that this hardware and software is Year 2000 compliant could result in unforeseen problems within our network infrastructure, which could result in lost revenue and increased operating costs. In addition, we cannot give any assurances that our customers will upgrade their internal networks which interface with our network infrastructure or will otherwise provide appropriate remediation for Year 2000 compliance.

    Our Suppliers. We cannot assure you that we will be able to provide our services and maintain our operations if we are unable to obtain products, services or systems that are Year 2000 compliant when we need them. In addition, if vendors and service providers cannot deliver their products because of their own Year 2000 compliance problems, we could experience increased operating costs and lost revenue.

    Information on our state of readiness, costs and contingency plans regarding the Year 2000 issue is included in this prospectus under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Considerations."

                     Risks Related to the Internet Industry

The emergence and growth of a market for our Internet application services will be impaired if third parties do not continue to develop and improve the Internet infrastructure

    The recent growth in the use of the Internet has caused frequent periods of performance degradation, requiring the upgrade of routers and switches, telecommunications links and other components forming the infrastructure of the Internet by Internet service providers and other organizations with links to the Internet. Any perceived degradation in the performance of the Internet as a means to transact business and communicate could undermine the benefits and market acceptance of our Web site and Internet application hosting and management services. Our services are ultimately limited by, and dependent upon, the speed and reliability of hardware, communications services and networks operated by third parties. Consequently, the emergence and growth of the market for our Internet application services will be impaired if improvements are not made to the entire Internet infrastructure to alleviate overloading and congestion.

We could be subject to increased operating costs, as well as claims, litigation or other potential liability, in connection with risks associated with Internet security and the security of our systems

    A significant barrier to the growth of e-commerce and communications over the Internet has been the need for secure transmission of confidential information. Several of our Internet application services utilize encryption and authentication technology licensed from third parties to provide the protections necessary to effect secure transmission of confidential information. We also rely on security systems designed by third parties and the personnel in our network operations centers to secure our data centers. Any unauthorized access, computer viruses, accidental or intentional actions and other disruptions could result in increased operating costs. For example, we may incur significant costs to protect against these interruptions and the threat of security breaches or to alleviate problems caused by such interruptions or breaches, and we expect to expend significant financial resources in the future to equip our new and existing data centers with state-of-the-art security measures. If a third party were able to misappropriate a consumer's personal or proprietary information, including credit card information, during the use of an application solution provided by us, we could be subject to claims, litigation or other potential liability.

We may become subject to burdensome government regulation and legal uncertainties that could substantially impair the growth of our business or expose us to unanticipated liabilities

    It is likely that laws and regulations directly applicable to the Internet or to Internet application service providers may be adopted. These laws may cover a variety of issues, including user privacy and the pricing, characteristics and quality of products and services. The adoption or modification of laws or regulations relating to commerce over the Internet could substantially impair the growth of our business or expose us to unanticipated liabilities. Moreover, the applicability of existing laws to the Internet and Internet application service providers is uncertain. These existing laws could expose us to substantial liability if they are found to be applicable to our business. For example, we provide services over the Internet in many states in the United States and in the United Kingdom, and we facilitate the activities of our customers in these jurisdictions. As a result, we may be required to qualify to do business, be subject to taxation or be subject to other laws and regulations in these jurisdictions, even if we do not have a physical presence, employees or property there.

We may be subject to legal claims in connection with the information disseminated through our network which could have the effect of diverting management's attention and require us to expend significant financial resources

    As an Internet application service provider, we may face potential direct and indirect liability for claims of defamation, negligence, copyright, patent or trademark infringement, violation of securities laws and other claims based on the nature and content of the materials disseminated through our network. For example, lawsuits may be brought against us claiming that content distributed by some of our current or future customers may be regulated or banned. In these and other instances, we may be required to engage in protracted and expensive litigation which could have the effect of diverting management's attention and require us to expend significant financial resources. Our general liability insurance may not necessarily cover any of these claims or may not be adequate to protect us against all liability that may be imposed.

    In addition, on a limited number of occasions in the past, businesses, organizations and individuals have sent unsolicited commercial e-mails from servers hosted at our facilities to massive numbers of people, typically to advertise products or services. This practice, known as "spamming," can lead to complaints against service providers that enable such activities, particularly where recipients view the materials received as offensive. We have in the past received, and may in the future receive, letters from recipients of information transmitted by our customers objecting to such transmission. Although we prohibit our customers by contract from spamming, we cannot assure you that our customers will not engage in this practice, which could subject us to claims for damages.

                        Risks Related to this Offering

There is no prior public market for our common stock, and you may not be able to resell shares of our common stock for a profit

    Prior to this offering, there has been no public market for our common stock. We, together with the underwriters, will determine the initial public offering price, and this price may not be the price at which the common stock will trade after this offering. The market price of the common stock may decline below the initial public offering price. Although the common stock will be quoted on the Nasdaq National Market, an active trading market may not develop after this offering. We cannot assure you of the extent to which investor interest in NaviSite will lead to the development of an active trading market or how liquid that market may become. A more detailed discussion of factors to be considered in determining the initial public offering price is included in this prospectus under the heading "Underwriting."

The market price of our common stock may experience extreme price and volume fluctuations

    The market price of the common stock may fluctuate substantially due to a variety of factors, including:

  . any actual or anticipated fluctuations in our financial condition and operating results;

  . public announcements concerning us or our competitors, or the Internet industry;

  . the introduction or market acceptance of new service offerings by us or our competitors;

  .   changes in industry research analysts' earnings estimates;

  .   changes in accounting principles;

  .   sales of our common stock by existing stockholders; and

  .   the loss of any of our key personnel.

    In addition, the stock market has experienced extreme price and volume fluctuations. The market prices of the securities of technology and Internet-related companies have been especially volatile. This volatility has often been unrelated to the operating performance of particular companies. In the past, securities class action litigation has often been brought against companies that experience volatility in the market price of their securities. Whether or not meritorious, litigation brought against us could result in substantial costs and a diversion of management's attention and resources.

If our existing stockholders sell a substantial number of shares of our common stock in the public market, the market price of our common stock will likely fall

    If our stockholders sell substantial amounts of our common stock in the public market following this offering, including shares issuable upon the exercise of outstanding options, the market price of our common stock will likely fall. CMGI, Dell and Microsoft will directly own approximately 72.1%, 4.0% and 3.6%, respectively, of the outstanding shares of our common stock upon completion of this offering and will have registration rights which will permit them to sell all of these shares in the public market approximately 180 days after completion of this offering. These sales also might make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate. After this offering, we will have outstanding 27,430,413 shares of common stock. Of these shares, the 5,500,000 shares being offered in this offering will be freely tradeable. Our directors, executive officers and substantially all of our other stockholders have agreed that they will not sell, directly or indirectly, any common stock without the prior written consent of BancBoston Robertson Stephens Inc. for a period of 180 days after the completion of this offering. However, BancBoston Robertson Stephens Inc. may, in its sole discretion and at any time or from time to time, without notice, release all or any portion of the securities subject to the lock-up agreements. Additional information regarding the market for our common stock is included in this prospectus under the headings "Shares Eligible for Future Sale" and "Underwriting."

We may spend a substantial portion of the net proceeds of this offering in ways with which you may not agree

    We plan to use the net proceeds of this offering for investment in the growth of our business, including enhancement and expansion of our network infrastructure, expansion of our sales and marketing efforts, including the hiring of additional personnel, enhancement of our application management and technical expertise and possible acquisitions of complementary businesses and technologies, and for working capital and general corporate purposes. Our management will have broad discretion to allocate the net proceeds from this offering. As a result, investors in this offering will be relying upon management's judgment with only limited information about its specific intentions regarding the use of proceeds. We cannot assure you that the proceeds will be invested to yield a favorable return. Additional information regarding the ways in which we intend to spend the proceeds of this offering is included in this prospectus under the heading "Use of Proceeds."

Investors in this offering will experience immediate and substantial dilution of their investment

    The initial public offering price is expected to be substantially higher than the book value per share of the outstanding common stock. You will therefore incur immediate and substantial dilution in the amount of $8.19 per share based upon an assumed initial public offering price of $11.00 per share. In addition, to the extent outstanding stock options are exercised, you will incur further dilution. Additional information regarding the dilution to investors in our initial public offering is included in this prospectus under the heading "Dilution."

                           FORWARD-LOOKING STATEMENTS

    This prospectus contains forward-looking statements which involve risks and uncertainties. These forward-looking statements are often accompanied by words such as "believes," "anticipates," "plans," "expects" and similar expressions. These statements include, without limitation, statements about the market opportunity for Web site and Internet application hosting and management services, our business strategy, competition and expected expense levels. Our actual results could differ materially from those expressed or implied by these forward-looking statements as a result of various factors, including the risk factors described above and elsewhere in this prospectus.

                                USE OF PROCEEDS

    We expect to receive net proceeds from the sale of the 5,500,000 shares of common stock offered by us of approximately $54.7 million, or $63.1 million if the over-allotment option granted to the underwriters is exercised in full, based on an assumed initial public offering price of $11.00 per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

    The principal purposes of this offering are:

  .   to increase our equity capital;

  .   to facilitate future access by us to public equity markets;

  .   to provide increased visibility and credibility in the marketplace;
      and

  . to enhance our ability to use common stock as consideration for acquisitions and as a means of attracting and retaining key employees.

    We currently intend to use the net proceeds of this offering for the following:

  .   enhancement and expansion of our network infrastructure;

  . expansion of our sales and marketing efforts, including the hiring of additional personnel;

  .   enhancement of our application management and technical expertise; and

  .   working capital and general corporate purposes.

    In addition, we may also use a portion of the net proceeds of this offering for the acquisition of businesses or technologies that are complementary to those we currently possess. While we evaluate these types of opportunities from time to time, there are currently no agreements with respect to any specific acquisitions.

    We have not yet determined the actual expected expenditures and therefore cannot estimate the amounts to be used for each purpose set forth above. The amounts and timing of these expenditures will vary significantly depending upon a number of factors, including, but not limited to, the availability of construction financing, the success and timing of our hiring efforts, the amount of cash generated by our operations and the market response to our Web site and Internet application hosting and management services. Accordingly, our management will retain broad discretion as to the allocation of the proceeds of this offering.

    Pending use of the net proceeds as described above, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities.

                                DIVIDEND POLICY

    We have never declared or paid any cash dividends on our common stock, and we do not currently intend to pay any cash dividends on the common stock in the foreseeable future. We expect to retain future earnings, if any, to fund the development and growth of our business. Future dividends, if any, will be determined by our board of directors. As a result of not collecting a dividend, there is a risk that stockholders will not experience a positive return on their investment unless they sell their shares of common stock at a profit.

                                 CAPITALIZATION

    The following table is a summary of our balance sheet at July 31, 1999:

  .  on an actual basis;

  . on a pro forma basis after giving effect to the conversion of all shares of convertible preferred stock outstanding as of July 31, 1999 into shares of common stock; and

  . on a pro forma as adjusted basis to give effect to the issuance to CMGI upon completion of this offering of an aggregate of 1,114,240 additional shares of common stock upon the conversion of outstanding Series B convertible preferred stock issued to CMGI subsequent to July 31, 1999 and to reflect the sale of 5,500,000 shares of common stock at an assumed initial public offering price of $11.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

    This information should be read in conjunction with the section of this prospectus with the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the accompanying notes appearing elsewhere in this prospectus.

                                                          July 31, 1999
                                                  ------------------------------
                                                                      Pro Forma
                                                  Actual   Pro Forma As Adjusted
                                                  -------  --------- -----------
                                                         (In thousands)
Series C Convertible Redeemable Preferred Stock,
  par value $0.01 per share: 1,095,472 shares
  authorized, issued and outstanding (actual);
  no shares authorized, issued or outstanding
  (pro forma and pro forma as adjusted).......... $ 8,088   $    --    $    --
Series D Convertible Redeemable Preferred Stock,
  par value $0.01 per share: 993,243 shares
  authorized, issued and outstanding (actual);
  no shares authorized, issued or outstanding
  (pro forma and pro forma as adjusted)..........   7,333        --         --
                                                  -------   -------    -------
  Total redeemable preferred stock...............  15,421        --         --
                                                  -------   -------    -------
Stockholders' equity (deficit):
  Series A Convertible Preferred Stock, par value
    $0.01 per share: 1,323,953 shares authorized,
    issued and outstanding (actual); no shares
    authorized, issued or outstanding (pro forma
    and pro forma as adjusted)...................      13        --         --
  Series B Convertible Preferred Stock, par value
    $0.01 per share: 1,000,000 shares authorized;
    541,859 issued and outstanding (actual); no
    shares authorized, issued or outstanding
    (pro forma and pro forma as adjusted)........       5        --         --
  Common stock, par value $0.01 per share:
    30,000,000 shares authorized (actual and pro
    forma); 150,000,000 shares authorized (pro
    forma as adjusted); 69,338 shares issued and
    outstanding (actual); 20,816,173 and
    27,430,413 shares issued and outstanding (pro
    forma and pro forma as
    adjusted, respectively)......................       1       208        274
Additional paid-in capital.......................  30,291    45,523    112,379
Accumulated deficit.............................. (34,679)  (34,679)   (34,679)
                                                  -------   -------    -------
  Total stockholders' equity (deficit)...........  (4,369)   11,052     77,974
                                                  -------   -------    -------
     Total capitalization........................ $11,052   $11,052    $77,974
                                                  =======   =======    =======

    The number of shares of common stock set forth in the table above as outstanding after the completion of this offering excludes:

  . 2,430,662 shares of common stock issuable upon exercise of stock options outstanding under the NaviSite, Inc. 1998 Equity Incentive Plan as of July 31, 1999, with a weighted average exercise price of $2.54 per share; and

  . 50,000 shares of common stock issuable upon exercise of stock options outstanding under the NaviSite, Inc. 1998 Director Stock Option Plan as of July 31, 1999, with a weighted average exercise price of $0.34 per share.

                                    DILUTION

    Our pro forma net tangible book value as of July 31, 1999 was $22,574,874, or $1.03 per share of common stock, as adjusted to reflect the issuance to CMGI of an aggregate of 1,114,240 additional shares of common stock upon the conversion of outstanding Series B convertible preferred stock issued to CMGI subsequent to July 31, 1999. Pro forma net tangible book value per share, as adjusted to reflect the issuance of the additional CMGI shares, represents the amount of our total tangible assets less total liabilities, divided by 21,930,413, the pro forma number of shares of common stock outstanding as of July 31, 1999, as adjusted to reflect the issuance of the additional CMGI shares. Pro forma net tangible book value dilution per share represents the difference between the amount per share paid by new investors purchasing shares of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after completion of this offering on a pro forma basis, as adjusted to reflect the issuance of the additional CMGI shares and the shares issued to new investors. After giving effect to the conversion of all outstanding shares of convertible preferred stock into an aggregate of 21,861,075 shares of common stock upon completion of this offering and the sale of the 5,500,000 shares of common stock offered by us at an assumed initial public offering price of $11.00 per share of common stock, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of July 31, 1999 would have been $77,179,874, or $2.81 per share of common stock. This represents an immediate increase in net tangible book value of $1.78 per share of common stock to existing stockholders and an immediate dilution in pro forma net tangible book value of $8.19 per share of common stock to new investors purchasing shares of common stock in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share...................       $11.00
Pro forma net tangible book value per share as of July 31, 1999... $1.03
Increase per share attributable to new investors..................  1.78
                                                                   -----
Pro forma net tangible book value per share after this offering...         2.81
                                                                         ------
Dilution per share to new investors...............................       $ 8.19
                                                                         ======

    The following table summarizes, on a pro forma basis as of July 31, 1999, as adjusted to reflect the issuance to CMGI of an aggregate of 1,114,240 additional shares of common stock upon the conversion of outstanding Series B convertible preferred stock issued to CMGI subsequent to July 31, 1999, the number of shares of common stock purchased from us, the total cash consideration paid and the average price per share paid to us by the existing stockholders and by new investors purchasing shares of common stock in this offering, before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

                            Shares Purchased  Total Consideration
                           ------------------ -------------------- Average Price
                             Number   Percent    Amount    Percent   Per Share
                           ---------- ------- ------------ ------- -------------
Existing stockholders....  21,930,413     80% $ 57,988,000     49%    $ 2.64
New investors............   5,500,000     20    60,500,000     51     $11.00
                           ----------  -----  ------------  -----
  Total..................  27,430,413  100.0% $118,488,000  100.0%
                           ==========  =====  ============  =====

    The foregoing tables and calculations assume no exercise of options outstanding under our 1998 Equity Incentive Plan or our 1998 Director Stock Option Plan. As of July 31, 1999, there were 2,480,662 shares of common stock reserved for issuance upon exercise of outstanding options with a weighted average exercise price of $2.49 per share. To the extent that any of these options are exercised, there will be further dilution to new investors.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following selected financial data should be read in conjunction with our consolidated financial statements and the accompanying notes appearing elsewhere in this prospectus and with the section of this prospectus under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations." Our statement of operations data for the years ended July 31, 1997, 1998 and 1999 and our balance sheet data as of July 31, 1998 and 1999 are derived from our consolidated financial statements that have been audited by KPMG LLP and appear elsewhere in this prospectus. Our statement of operations data for the period from July 1, 1996 through July 31, 1996 and our balance sheet data as of July 31, 1996 and 1997 are derived from our audited consolidated financial statements that are not included herein. The selected financial data set forth below for the years ended July 31, 1998 and July 31, 1999 reflect the acquisition by NaviSite of Servercast Communications, L.L.C. in July 1998. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview." Historical results are not necessarily indicative of the results to be expected in the future and results of interim periods are not necessarily indicative of results for any future period.

                                        Period from
                                       July 1, 1996    Year ended July 31,
                                          through    -------------------------
                                       July 31, 1996  1997    1998      1999
                                       ------------- ------  -------  --------
                                       (In thousands, except per share data)
Statement of Operations Data:
Revenue:
 Revenue.............................      $ --      $   --  $   158  $  3,461
 Revenue, related parties............        --       3,361    3,871     7,058
                                           ----      ------  -------  --------
  Total revenue......................        --       3,361    4,029    10,519
Cost of revenue......................         6       3,494    8,876    20,338
                                           ----      ------  -------  --------
  Gross profit (loss)................        (6)       (133)  (4,847)   (9,819)
                                           ----      ------  -------  --------
Operating expenses:
 Selling and marketing...............        --         347    2,530     6,888
 General and administrative..........        21         467    1,412     4,823
 Product development.................        --          --      287     2,620
                                           ----      ------  -------  --------
  Total operating expenses...........        21         814    4,229    14,331
                                           ----      ------  -------  --------
Loss from operations.................       (27)       (947)  (9,076)  (24,150)
Other income (expense):
 Interest expense, net...............        --          (1)     (85)     (347)
 Other expense, net..................        --          --      (11)      (35)
                                           ----      ------  -------  --------
Net loss.............................       (27)       (948)  (9,172) $(24,532)
Accretion of dividends on Series C
and D convertible redeemable
preferred stock......................        --          --       --      (172)
                                           ----      ------  -------  --------
Net loss applicable to common
stockholders.........................      $(27)     $ (948) $(9,172) $(24,704)
                                           ====      ======  =======  ========
Basic and diluted net loss per common
share................................                $(0.24) $ (1.14) $  (7.41)
                                                     ======  =======  ========
Basic and diluted weighted average
number of common shares outstanding..                 4,000    8,017     3,332
                                                     ======  =======  ========
Unaudited pro forma basic and diluted
net loss per share...................                                 $  (1.51)
                                                                      ========
Pro forma weighted average number of
basic and diluted shares
outstanding..........................                                   16,407
                                                                      ========

                                                       July 31,
                                            ---------------------------------
                                            1996    1997      1998     1999
                                            -----  -------  --------  -------
                                                    (In thousands)
Balance Sheet Data:
Cash and equivalents....................... $  --  $    --  $     --  $ 3,352
Working capital (deficit)..................  (157)  (2,566)  (13,522)  (1,355)
Total assets...............................   130    2,010     5,479   21,111
Debt to CMGI...............................   156    2,273    11,439       --
Total convertible redeemable preferred
  stock....................................    --       --        --   15,421
Stockholders' equity (deficit).............   (27)    (895)  (10,066)  (4,369)

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

    The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed in the forward-looking statements as a result of a number of factors, including those set forth in the section of this prospectus under the heading "Risk Factors" and elsewhere in this prospectus. The following information should be read in conjunction with the "Selected Consolidated Financial Data" and our consolidated financial statements and the accompanying notes, each of which appears elsewhere in this prospectus.

Overview

    We provide enhanced, integrated hosting and management services for business Web sites and Internet applications. We also provide application rentals to customers and developers and supply related consulting services. Our Internet application service offerings allow businesses to outsource the deployment, configuration, hosting, management and support of their Web sites and Internet applications in a cost-effective and rapid manner. Our focus on enhanced management services, beyond basic co-location services, allows us to meet the expanding needs of businesses as their Web sites and Internet applications become more complex. The cost for our services varies from customer to customer based on the number of hosted or managed servers and the nature and level of services provided.

    We were incorporated in Delaware in December 1998 as a wholly owned subsidiary of NaviSite Internet Services Corporation as part of a corporate reorganization of NaviSite Internet Services Corporation. At that time, we received a contribution of assets from NaviSite Internet Services Corporation in exchange for 60,589 shares of our common stock and 1,323,953 shares of our Series A convertible preferred stock. At the same time, NaviSite Internet Services Corporation contributed the remainder of its assets to NaviNet, Inc., another newly formed subsidiary of NaviSite Internet Services Corporation. Effective as of October 1, 1999, NaviSite Internet Services Corporation was merged with and into CMGI, leaving NaviSite and NaviNet, Inc. as direct subsidiaries of CMGI.

    Our predecessor, NaviSite Internet Services Corporation, was incorporated in Delaware in February 1997 under the name CMG Information Technology, Inc. and changed its name to NaviSite Internet Services Corporation in May 1997. We commenced operations in July 1996, funded by CMGI, to support the networks and host the Web sites of CMGI and a number of CMGI affiliates. CMGI affiliates include all entities in which CMGI holds an equity interest. We began providing Web site hosting and Internet application management services to companies unaffiliated with CMGI in the Fall of 1997.

    All financial information presented here refers only to NaviSite, including the hosting and Internet application management segments of NaviSite Internet Services Corporation, and does not include the financial condition or results of operations of NaviNet, Inc., including the dial-up operations of NaviSite Internet Services Corporation.

    In July 1998, we acquired Servercast Communications, L.L.C., a Delaware limited liability company and developer and integrator of Internet applications, for $1.0 million in notes, plus bridge notes receivable of $25,000 and $20,000 in acquisition costs. We acquired Servercast principally for its expertise in online advertising, e-commerce, content management and streaming media. The purchase price plus associated costs of the acquisition were recorded as goodwill and are being amortized on a straight-line basis over five years.

    We intend to expand domestically and internationally and currently have two new data centers under construction. In addition, we recently converted 3,200 square feet of office space at our current data center location in Andover, Massachusetts into data center space. In May 1999, we executed a 12-year lease for a new 150,000 square foot facility located in Andover, Massachusetts, currently being constructed to our specifications, which will include a new data center. We anticipate that work will be completed on the new Massachusetts facility in the Spring of 2000. Construction also has started on a new 66,000 square foot facility located in San Jose, California, which will include a new data center. In May 1999, we executed a seven-year lease for this facility, which should be available for occupation in the Fall of 1999. We currently are finalizing the terms of construction contracts for the new Massachusetts facility and the new California facility. Additional information on these construction contracts is included in this prospectus under the heading "Certain Transactions-- Relationship and Transactions Between NaviSite and CMGI, Inc.--Leases, Construction Contracts and CMGI Guarantees." The procurement, development and equipping of these facilities will significantly increase our costs and operating expenses.

    Our corporate headquarters are currently shared with CMGI and several other CMGI affiliates. CMGI allocates rent, facility maintenance and service costs among these affiliates based upon headcount within each affiliate and within each department of each affiliate. Services provided by CMGI include support for enterprise services, rent and facilities, human resources and benefits and Internet marketing and business development. Actual expenses could have varied had we been operating on a stand-alone basis. Costs are allocated to us on the basis of the fair market value for the facilities used and the services provided. We intend to relocate our executive offices to our new facility, also located in Andover, Massachusetts, upon completion of that facility, and upon that relocation, we will no longer share space with CMGI.

    We derive our revenue from a variety of services, including: Web site and Internet application hosting, which includes access to our state-of-the-art data centers, bandwidth and basic back-up, storage and monitoring services; enhanced server management, which includes custom reporting, hardware options, load balancing and mirroring, system security, advanced back-up options, remote management and the services of our business solution managers; specialized application management, which includes management of e-commerce and other sophisticated applications and their underlying services, including ad-serving, streaming, databases and transaction processing; and application rentals and related consulting and other professional services. Revenue also includes income from the rental of equipment to customers and one-time installation fees. Revenue is recognized in the period in which the services are performed and installation fees are recognized in the period of installation. Our contracts generally are a one-year commitment.

    Our revenue from sales to related parties principally consists of sales of services to CMGI and other customers that are CMGI affiliates. In general, in pricing the services provided to CMGI and its affiliates, we have: negotiated the services and levels of service to be provided; calculated the price of the services at those service levels based on our then-current, standard prices; and, in exchange for customer referrals provided to us by CMGI, discounted these prices by 10%. Additional information about sales of services to CMGI and its affiliates is included in this prospectus under the heading "Certain Transactions--Relationship and Transactions between NaviSite and CMGI, Inc.-- Other Transactions with CMGI and its Affiliates." In fiscal 1999, we sold services to CMGI and 19 CMGI affiliates totaling approximately $7.1 million, or 67% of revenue. Two of these customers accounted for approximately 22% and 16% of revenue, respectively. As of July 31, 1999, through its ownership of NaviSite Internet Services Corporation, CMGI owned approximately 89.6% of our outstanding common stock, with most of the balance owned by Dell Computer Corporation and Microsoft Corporation.

    Cost of revenue consists primarily of salaries and benefits for operations personnel, bandwidth fees and related Internet connectivity charges, equipment costs and related depreciation and costs to run our two data centers, such as rent and utilities. We expect these costs to increase in dollar terms, but decline on a percentage of revenue basis, with the growth of our overall business. We also expect to achieve economies of scale as a result of spreading more volume over fixed assets, increasing productivity and using new technological tools.

    Selling and marketing expenses consist primarily of salaries and related benefits, commissions and marketing expenses such as advertising, product literature, trade shows, marketing and direct mail programs. We expect selling and marketing expenses to increase significantly in dollar terms, but decline on a percentage of revenue basis, as we continue to invest in these areas to promote brand recognition and to acquire new customers. We intend to accomplish this by hiring additional sales and marketing personnel, opening additional sales offices and increasing spending on public relations, advertising and marketing programs.

    General and administrative expenses include the costs of financial, leasing and administrative personnel, professional services and corporate overhead. Also included are intercompany charges from CMGI for facilities, human resource support and business development. We expect the dollar value of these expenses to increase in future periods, but decline on a percentage of revenue basis, as we hire additional personnel and incur additional costs related to the growth of our business and our operations as a public company.

    Product development expenses consist mainly of salaries and related costs. Our product development staff focuses on Internet applications and network architecture. This group identifies new Internet application software offerings, incorporates these new offerings into our suite of service offerings and positions these new offerings for marketing, sale and deployment. Our product development group also identifies, selects and implements the various technologies, including network storage and back-up, that provide the basic infrastructure for both our internal network and the solutions we offer our customers. As with sales and marketing, we believe that increased investment in product development is critical to attaining our strategic objectives and maintaining our competitive edge. We expect the dollar value of product development expenses to increase significantly in future periods, but decline on a percentage of revenue basis.

    We have incurred significant net losses and negative cash flows from operations since our inception and, as of July 31, 1999, had an accumulated deficit of approximately $34.7 million. These losses primarily have been funded by CMGI through the issuance of convertible preferred stock and convertible debt and by equipment lease financing. We intend to continue to invest heavily in sales, marketing, promotion, technology and infrastructure development as we grow. As a result, we believe that we will continue to incur operating losses and negative cash flows from operations for at least the next three years and that the rate at which such losses will be incurred may increase.

Results of Operations

    The following table sets forth the consolidated statement of operations data for the periods indicated as a percentage of revenues:

                                                       Year ended July 31,
                                                       -----------------------
                                                       1997     1998     1999
                                                       -----   ------   ------
Revenue:
 Revenue..............................................   0.0%     3.9%    32.9%
 Revenue, related parties............................. 100.0     96.1     67.1
                                                       -----   ------   ------
  Total revenue....................................... 100.0    100.0    100.0
Cost of revenue....................................... 104.0    220.3    193.3
                                                       -----   ------   ------
 Gross profit (loss)..................................  (4.0)  (120.3)   (93.3)
                                                       -----   ------   ------
Operating expenses:
 Selling and marketing................................  10.3     62.8     65.5
 General and administrative...........................  13.9     35.0     45.9
 Product development..................................   0.0      7.1     24.9
                                                       -----   ------   ------
  Total operating expenses............................  24.2    104.9    136.3
                                                       -----   ------   ------
Loss from operations.................................. (28.2)  (225.2)  (229.6)
Other income (expense):
 Interest expense.....................................   0.0     (2.1)    (3.3)
 Other expense, net...................................   0.0     (0.3)    (0.3)
                                                       -----   ------   ------
  Total other income (expense)........................   0.0     (2.4)    (3.6)
                                                       -----   ------   ------
Net loss.............................................. (28.2)% (227.6)% (233.2)%
                                                       =====   ======   ======

Comparison of Fiscal Years Ended July 31, 1999 and 1998

 Revenue

    Total revenue increased 161% to approximately $10.5 million in fiscal 1999, from approximately $4.0 million in fiscal 1998. The increase in revenue is due to additional business with CMGI and CMGI affiliates and the increase in the number of non-affiliated customers to 106 as of July 31, 1999 from 37 as of July 31, 1998 (including customers of Servercast, acquired by us on July 1,
1998). Customers of Servercast accounted for $1,143,000, or 11%, of total revenue in fiscal 1999.

 Cost of Revenue

    Cost of revenue increased 129% to approximately $20.3 million in fiscal 1999, from approximately $8.9 million in fiscal 1998. As a percentage of revenue, cost of revenue decreased to 193% in fiscal 1999, from 220% in fiscal 1998. The dollar-value increase in each period is due primarily to the costs associated with increased investment in our existing data centers. These costs principally include labor and headcount expenses, additional equipment and maintenance costs and increased bandwidth and connectivity charges.

 Operating Expenses

    Selling and Marketing. Selling and marketing expenses increased 172% to approximately $6.9 million in fiscal 1999, from approximately $2.5 million in fiscal 1998. This increase is due primarily to the development of NaviSite's sales and marketing capability in connection with the commencement of sales to unaffiliated customers. These costs primarily include salaries and commissions and expenses for marketing programs, advertising and product literature.

    General and Administrative. General and administrative expenses increased 242% to approximately $4.8 million in fiscal 1999, from approximately $1.4 million in fiscal 1998. The dollar-value increase in general and administrative expenses is due to both an increase in salaries and related costs, to approximately $1.7 million in fiscal 1999, from approximately $752,000 in fiscal 1998, resulting from the hiring of additional administrative and finance personnel to support our growing operations and an increase in intercompany charges from CMGI to approximately $494,000 in fiscal 1999, from approximately $161,000 in fiscal 1998, for human resource support, business development and corporate overhead. Other expenses contributing to the dollar-value increase include moving and rental costs associated with the occupation of our current corporate headquarters and legal and professional fees, which increased to approximately $1.1 million in fiscal 1999, from approximately $221,000 in fiscal 1998, associated with: Year 2000 consultants and contract labor; legal review of operating contracts, leases, option plans and the Navisite Internet Services Corporation corporate reorganization; and accounting and finance contract labor. General and administrative expenses associated with Servercast (acquired by us on July 1, 1998) increased to approximately $517,000 in fiscal 1999, from approximately $19,000 in fiscal 1998.

    Product Development. Product development expenses increased to $2.6 million in fiscal 1999, from approximately $287,000 in fiscal 1998. This increase is due primarily to the costs associated with an increase in product development personnel by July 31, 1999 to 20, from one person at the inception of our product development operations in 1998. This growth in product development personnel reflects our increased service offerings and emphasis on application services.

 Interest Expense, net

    Interest expense, net increased to approximately $347,000 in fiscal 1999, from $85,000 in fiscal 1998. This increase is due primarily to the inclusion in interest expense, net in fiscal 1999 of approximately $303,000 of interest on intercompany debt at a rate of seven percent per annum pursuant to an arrangement entered into between NaviSite and CMGI in the second half of fiscal 1998. Interest expense associated with the issuance of term notes in connection with our acquisition, in July 1998, of Servercast totaled approximately $55,000 during fiscal 1999. Interest expense on long-term capital lease obligations is also included in interest expense, net.

Comparison of Fiscal Years Ended July 31, 1998 and 1997

 Revenue

    Total revenue increased 20% to approximately $4.0 million in fiscal 1998, from approximately $3.4 million in fiscal 1997. Because NaviSite first sold its services to unaffiliated customers in the Fall of 1997, almost all of NaviSite's revenue in fiscal 1998 and fiscal 1997 came from CMGI and CMGI affiliates. The dollar-value increase in revenue in fiscal 1998 from fiscal 1997 is due to a growth in revenue of approximately $510,000 from services provided to affiliated customers and the addition of commercial customers with revenue totaling $158,000. In fiscal 1998, three customers, all affiliates of CMGI, accounted for 40%, 19% and 11% of revenue, respectively. In fiscal 1997, these same three customers accounted for 46%, 28% and 14% of revenue, respectively.

 Cost of Revenue

    Cost of revenue increased 154% to approximately $8.9 million in fiscal 1998, from approximately $3.5 million in fiscal 1997. As a percentage of revenue, cost of revenue increased to 220%, from 104%, reflecting costs associated with the build-out of the Andover data center and the opening of the Scotts Valley data center in anticipation of future growth.

 Operating Expenses

    Selling and Marketing. Selling and marketing expenses increased to $2.5 million in fiscal 1998, from $347,000 in fiscal 1997. The increases are the result of significant growth in our sales force and marketing group during this period as we commenced sales to unaffiliated customers. Advertising costs and significant initial costs for product literature also are components of the increase in fiscal 1998 over fiscal 1997.

    General and Administrative. General and administrative expenses increased 202% to approximately $1.4 million in fiscal 1998, from approximately $467,000 in fiscal 1997. These increases are the result of increased payroll and related costs and professional fees required to support our growing operations.

    Product Development. Product development expenses increased to $287,000 in fiscal 1998 due to initial hiring in our product development group at its inception in fiscal 1998. Product development expenses were zero in fiscal 1997. The introduction of product development personnel reflects our increased service offerings and emphasis on application services.

 Interest Expense, net

    Interest expense, net increased to $85,000 in fiscal 1998, from $1,000 in fiscal 1997. The increase in fiscal 1998 from fiscal 1997 is due primarily to the inclusion in interest expense, net in fiscal 1998 of approximately $65,000 of interest on intercompany debt at a rate of seven percent per annum pursuant to an arrangement entered into between NaviSite and CMGI in the second half of fiscal 1998. Interest expense on long-term capital lease obligations is also included in interest expense, net in fiscal 1998 and is the sole component of interest expense, net in fiscal 1997.

Income Taxes

    NaviSite is part of the CMGI consolidated group for tax purposes, and as such, all benefits of federal tax losses from inception through July 31, 1999 have been used to the benefit of CMGI in its consolidated return. As a result, NaviSite has no tax loss carryforwards or carrybacks as of July 31, 1999.

Selected Unaudited Quarterly Results of Operations

    The following table sets forth unaudited quarterly statements of operations data for each of the six quarters in the 18-month period ended July 31, 1999. In the opinion of management, the unaudited financial results include all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of our results of operations for those periods. The quarterly data should be read in conjunction with the audited consolidated financial statements and the accompanying notes appearing elsewhere in this prospectus. The results of operations for any quarter are not necessarily indicative of the results of operations for any future period.

                                            Three Months Ended
                          ---------------------------------------------------------------
                          April 30,  July 31,   Oct. 31,   Jan. 31,   April 30,  July 31,
                            1998       1998       1998       1999       1999       1999
                          ---------  --------   --------   --------   ---------  --------
Statement of Operations
Data:                                         (In thousands)
Revenue:
 Revenue................   $    28     $ 119    $   490    $   604     $   958   $ 1,409
 Revenue, related
   parties..............     1,024     1,074      1,178      1,562       2,025     2,293
                           -------   -------    -------    -------     -------   -------
  Total revenue.........     1,052     1,193      1,668      2,166       2,983     3,702
Cost of revenue.........     2,584     2,453      3,786      3,935       5,836     6,781
                           -------   -------    -------    -------     -------   -------
 Gross profit (loss)....    (1,532)   (1,260)    (2,118)    (1,769)     (2,853)   (3,079)
                           -------   -------    -------    -------     -------   -------
Operating expenses:
 Selling and marketing..       762     1,106      1,429      1,112       1,856     2,491
 General and
   administrative.......       378       485        543        804       1,208     2,268
 Product development....       104       173        267        439         672     1,242
                           -------   -------    -------    -------     -------   -------
  Total operating
    expenses............     1,244     1,764      2,239      2,355       3,736     6,001
                           -------   -------    -------    -------     -------   -------
Loss from operations....    (2,776)   (3,024)    (4,357)    (4,124)     (6,589)   (9,080)
Other income (expense):
 Interest expense, net
   .....................       (24)      (57)      (156)       (39)       (135)      (17)
 Other expense, net.....        --       (11)         4         --         (40)        1
                           -------   -------    -------    -------     -------   -------
  Total other income
    (expense)...........       (24)      (68)      (152)       (39)       (175)      (16)
                           -------   -------    -------    -------     -------   -------
Net loss................   $(2,800)  $(3,092)   $(4,509)   $(4,163)    $(6,764)  $(9,096)
                           =======   =======    =======    =======     =======   =======
                                       Percentage of Total Revenues
                                            Three Months Ended
                          ---------------------------------------------------------------
                          April 30,  July 31,   Oct. 31,   Jan. 31,   April 30,  July 31,
                            1998       1998       1998       1999       1998       1999
                          ---------  --------   --------   --------   ---------  --------
Statement of Operations
Data:
Revenue:
 Revenue................       2.7 %    10.0 %     29.4 %     27.9 %      32.1 %    38.1 %
 Revenue, related
   parties..............      97.3      90.0       70.6       72.1        67.9      61.9
                           -------   -------    -------    -------     -------   -------
  Total revenue.........     100.0     100.0      100.0      100.0       100.0     100.0
Cost of revenue.........     245.6     205.6      227.0      181.7       195.6     183.2
                           -------   -------    -------    -------     -------   -------
 Gross profit (loss)....    (145.6)   (105.6)    (127.0)     (81.7)      (95.6)    (83.2)
                           -------   -------    -------    -------     -------   -------
Operating expenses:
 Selling and marketing..      72.4      92.7       85.7       51.3        62.2      67.3
 General and
   administrative.......      35.9      40.7       32.6       37.1        40.5      61.3
 Product development....       9.9      14.5       16.0       20.3        22.5      33.5
                           -------   -------    -------    -------     -------   -------
  Total operating
    expenses............     118.2     147.9      134.3      108.7       125.2     162.1
                           -------   -------    -------    -------     -------   -------
Loss from operations ...    (263.8)   (253.5)    (261.3)    (190.4)     (220.8)   (245.3)
Other income (expense):
 Interest expense, net
   .....................      (2.3)     (4.8)      (9.2)      (1.8)       (4.5)     (0.4)
 Other expense, net.....       0.0      (0.9)       0.2        0.0        (1.3)      0.0
                           -------   -------    -------    -------     -------   -------
  Total other income
    (expense)...........      (2.3)     (5.7)      (9.1)      (1.8)       (5.8)     (0.4)
                           -------   -------    -------    -------     -------   -------
Net loss................    (266.2)%  (259.2)%   (270.4)%   (192.2)%    (226.7)%  (245.7)%
                           =======   =======    =======    =======     =======   =======

Liquidity and Capital Resources

    Since our inception, our operations have been funded primarily by CMGI through the issuance of preferred stock and convertible debt.

    Net cash used in operating activities amounted to $20.2 million, $7.9 million and $644,000 for fiscal 1999, fiscal 1998 and fiscal 1997, respectively. The increase in cash used in operations has primarily been caused by increasing net operating losses, which are partially offset by non-cash depreciation and amortization charges included in the applicable net loss and increases in accounts payable and accrued expenses.

    Net cash used in investing activities amounted to $9.8 million, $1.2 million and $1.6 million during fiscal 1999, fiscal 1998 and fiscal 1997, respectively. The net cash used for investing activities was utilized to acquire property and equipment required to support the growth of the business and to expand data center infrastructure.

    Net cash provided by financing activities amounted to $33.3 million, $9.1 million and $2.2 million for fiscal 1999, fiscal 1998 and fiscal 1997, respectively. Cash provided for financing activities included funds advanced from CMGI, totaling $19.0 million, to fund our operations in 1999. In addition, cash provided by financing activities in fiscal 1999 included $8.0 million in net proceeds from the issuance of Series C convertible preferred stock to Dell Computer Corporation and $7.2 million in net proceeds from the issuance of Series D convertible preferred stock to Microsoft Corporation. Cash provided by financing activities in fiscal 1998 and fiscal 1997 primarily was related to funds advanced from CMGI to fund our operations. Our current interest rate for our financing activities through CMGI is seven percent. Non-cash financing transactions included capital lease financing for equipment and a software vendor payable in fiscal 1999 and fiscal 1998.

    CMGI has historically funded our operations as needed, increasing our obligations to CMGI and allowing us to maintain a zero-balance cash account. Customer and other receipts have been remitted to CMGI and have been applied to reduce our obligations to CMGI. We have issued a secured convertible demand note to CMGI in exchange for the cancellation of all outstanding intercompany debt incurred by us to CMGI prior to April 30, 1999. This note also provides for additional advances by CMGI to us after April 30, 1999. CMGI may elect to convert amounts payable under the note into Series B convertible preferred stock at any time. Additional intercompany debt accrues at a rate of seven percent per year, compounded monthly until the day CMGI elects to convert the debt into shares of Series B convertible preferred stock. The amount of each borrowing represented by the note is convertible from time to time into the number of shares of Series B convertible preferred stock equal to one-tenth of the quotient of the aggregate amount of principal and interest to be so converted, divided by the applicable conversion price for that fiscal quarter.

    The conversion price applicable to advances made in any fiscal quarter, except advances made in the fiscal quarter during which a qualified initial public offering occurs and advances converted into Series B convertible preferred stock in the same fiscal quarter in which they were made, is determined by dividing our total enterprise value as of the fiscal quarter end (as determined in good faith by our board of directors) by the number of shares of common stock outstanding on a fully diluted, as-if-converted basis. Our total enterprise value, and the conversion price applicable to advances made under the note, has increased significantly since the fiscal quarter ended January 31, 1999. For the fiscal quarter ended January 31, 1999, our enterprise value was based on a discounted cash flow analysis. Our enterprise value for the fiscal quarter ended April 30, 1999, however, was determined through arms' length negotiations with, and subsequent sales of our Series C convertible preferred stock and Series D convertible preferred stock to, two unaffiliated third parties-Dell and Microsoft. While our business experienced certain positive operating results during our fiscal quarter ended April 30, 1999, including principally growth in our revenue from customers unaffiliated with CMGI and growth in the total number of our customers and in our customers unaffiliated with CMGI, we believe that the significant increase in our total enterprise value for our fiscal quarter ended April 30, 1999 from that for our fiscal quarter ended January 31, 1999 results primarily from the fact that our total enterprise value for our fiscal quarter ended April 30, 1999 was determined through arms' length negotiations with our two third-party investors. The conversion prices for the Series B convertible preferred stock issued upon conversion of advances made under the note in the fiscal quarter ended April 30, 1999, the Series C convertible preferred stock and the Series D preferred stock all are based on our enterprise value for the fiscal quarter ended April 30, 1999.

    Under this note, intercompany debt in the aggregate amount of approximately $10,761,000, representing $5,348,000 advanced during the quarter ended January 31, 1999 and an additional $5,413,000 advanced during the quarter ended April 30, 1999, in each case including interest accrued during the applicable fiscal quarter, was converted into 490,332 shares of Series B convertible preferred stock (based upon applicable conversion prices of $12.74 and $76.68, respectively). Effective June 4, 1999, CMGI elected to convert intercompany debt in the aggregate amount of approximately $3,952,000, representing funds advanced subsequent to the quarter ended April 30, 1999, into 51,527 shares of Series B convertible preferred stock (based upon a conversion price of $76.68). Under the terms of the note, because CMGI elected to convert these advances prior to the end of the fiscal quarter in which the advances were made, the applicable conversion price was the conversion price in effect for the immediately preceding fiscal quarter. Immediately prior to the completion of this offering, CMGI will convert intercompany debt in the aggregate amount of approximately $12,257,000, representing funds advanced subsequent to the quarter ended July 31, 1999, into 111,424 shares of Series B convertible preferred stock (based upon a conversion price of $110, assuming an initial public offering price of $11.00 per share). Upon completion of this offering, each issued and outstanding share of Series B convertible preferred stock will convert into ten shares of common stock, or 6,532,830 shares of common stock in the aggregate. We do not expect to borrow funds from CMGI after completion of this offering.

    In connection with the construction contract for our new Andover, Massachusetts facility, we will be required to obtain a letter of credit in the amount of the remaining balance due under the contract, which is currently estimated to be less than $15 million. See "Certain Transactions--Relationship and Transactions between NaviSite and CMGI, Inc.--Leases, Construction Contracts and CMGI Guarantees." We expect to commence negotiations on the terms of the letter of credit prior to the completion of this offering.

    We have experienced a substantial increase in our expenditures since inception consistent with our growth in operations and staffing. We anticipate that expenditures will continue to increase for at least three years as we accelerate the growth of our business. Additionally, we will continue to evaluate investment opportunities in businesses that management believes will complement our technologies and market strategies.

    We currently anticipate that our available cash resources, together with the net proceeds from this offering, will be sufficient to meet our anticipated needs for working capital and capital expenditures for at least the twelve months following the date of this prospectus. However, we may need to raise additional funds in order to fund more rapid expansion, to develop new or enhance existing services or products, to respond to competitive pressures or to acquire complementary businesses, products or technologies. In addition, on a long-term basis, NaviSite may require additional external financing for working capital and capital expenditures through credit facilities, sales of additional equity or other financing vehicles. If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders will be reduced and our stockholders may experience additional dilution. We cannot assure you that additional financing will be available on terms favorable to us, if at all. If adequate funds are not available or are not available on acceptable terms, our ability to fund our expansion, take advantage of unanticipated opportunities, develop or enhance services or products or otherwise respond to competitive pressures would be significantly limited.

Quantitative and Qualitative Disclosure About Market Risk

    We are exposed to market risk related to changes in interest rates. We intend to invest excess cash balances in cash equivalents. We believe that the effect, if any, of reasonably possible near-term changes in interest rates on our financial position, results of operations and cash flows will not be material.

Year 2000 Considerations

    Currently, many installed computer systems and software products are coded to accept only two-digit entries in the date code field. Beginning in the year 2000, these date code fields will need to accept four-digit entries to distinguish 21st century dates from 20th century dates. As a result, many companies' software and computer systems may need to be upgraded or replaced in order to continue to function properly into the

Year 2000 and beyond. We recognize the need to assure that our operations will not be adversely impacted by Year 2000 software and computer system failures. We confront the Year 2000 problem in several contexts:

    Our Facilities and Services. We are a hosting and application management services provider and we rely on our network infrastructure, software and hardware to provide our services. Because we offer computer-related services and because of the business-critical nature of many of our customers' applications, our risk of lawsuits related to Year 2000 issues is likely to be greater than that of companies in some other industries. We currently have 13 full-time employees and consultants dedicated to completing our internal Year 2000 project plan. As of July 31, 1999, we have spent nearly $950,000 on our Year 2000 compliance effort and we have budgeted up to an additional $650,000 to complete our internal Year 2000 project plan.

    Our Year 2000 project plan consists of five phases:

  . awareness, which consists of informing our employees, customers and suppliers (orally and in writing) of the need to remediate computer systems and software products relating to our operations;

  . inventory, which is comprised of our efforts to identify and record the computer systems and software products involved in the provision of our service offerings and elsewhere in our operations;

  . assessment, which is the process of isolating Year 2000 issues with the systems and products identified in the inventory phase of our Year 2000 project plan and identifying necessary upgrades and replacements to address these Year 2000 issues;

  . remediation, which consists of implementing the necessary upgrades and replacements identified in the assessment phase of our Year 2000 project plan; and

  . contingency planning, which involves both the proactive visioning of failures of computer systems and software products and of other adverse impacts on our operations caused by the failure or inadequate completion of one or more of the first four phases of our Year 2000 project plan and the suggestion and documentation of reasonable solutions to resolve these potential failures.

We have substantially completed the awareness, inventory and assessment phases of our Year 2000 project plan. We also continue to conduct awareness campaigns as needed, update our inventory and conduct Year 2000 assessment on an ongoing basis as new computer systems and software products are introduced to our data centers or integrated into our operations. We intend to continue this ongoing inventory and assessment process through at least December 31, 2000. The awareness, inventory and assessment phases of our Year 2000 project plan revealed to us a number of potential problems at the operating system and BIOS levels with: hosted servers owned by both us and our customers; networked and standalone desktop computers; and our network operations centers. In addition, these phases of our plan revealed potential problems with hardware devices utilized as part of our network infrastructure, including, for example, routers. All of the revealed problems are ordinary and routine in nature, and all are able to be remedied with standard software or hardware patches. In most cases, if time permits, we test vendor software patches for Year 2000 compliance.

  We anticipate completing the remediation and contingency planning phases by December 1, 1999. The remediation phase of our Year 2000 project plan is designed to remediate Year 2000 problems at the operating system and BIOS levels as to computer systems used by customers for whom we provide management services. A number of managed servers remain on our inventory for remediation. The remediation of certain of these servers has been delayed as a result of customer requests to postpone scheduled remediation based on the internal business needs of those customers. We believe that remediation will continue through December 1, 1999 because of these delays with customer server remediation and the potential release by suppliers of new patches. As new managed servers are brought on line through at least December 31, 1999, we will certify Year 2000 compliance before these servers are installed. As described in further detail below, our co-location customers have full responsibility for remediating their own servers and applications, and all of our customers are responsible for remediating their own application software and any desktop computers used by them in connection with the services we provide. Year 2000 problems isolated to date with respect to our desktop computers, network operations centers and network infrastructure have been substantially remediated.

    The formal contingency planning phase of our Year 2000 project plan is complete. We anticipate continuing to update our contingency plans as required, at least through the end of the remediation phase of our Year 2000 project plan.

    Because our infrastructure incorporates components from different providers, we may be unable to determine whether any of these components will cause unexpected Year 2000 problems or whether different components will interact in a way that causes malfunctions. While we expect that our network infrastructure and all other material components of our facilities will not experience any Year 2000-related failures, we cannot assure you that we will not experience these failures or that we will not discover any compliance problems in the future. Our failure timely and adequately to address Year 2000 compliance issues in our business could result in lost revenues and claims of mismanagement, misrepresentation or breach of contract and related litigation, which could be costly and time-consuming for us to defend.

    Our Customers. We also face risks from customer-provided computer systems and application software that we host in our data centers that in many cases has been customized by outside service providers or customer personnel. While we inform our co-location customers that they are responsible for the Year 2000 compliance of their hosted computer systems and all customers that they are responsible for the Year 2000 compliance of their own application software, we cannot assure you that our customers will take the steps necessary to achieve Year 2000 compliance. The failure of customers and third-party providers to ensure that their hosted computer systems and application software is Year 2000 compliant could disrupt our operations, resulting in lost revenue and increased operating costs. In addition, our customers maintain their internal operations on networks which may be impacted by Year 2000 complications, which could in turn affect our internal structure or our ability to provide services to them. We cannot assure you that our customers will upgrade their internal networks or otherwise provide appropriate remediation for Year 2000 compliance. In addition, in the event that a significant number of our customers experience Year 2000-related problems, whether due to our products or not, demand for technical support and assistance may increase dramatically. In this case, our costs for providing technical support may rise and the quality of our service or our ability to manage incoming requests may be impaired.

    Our Suppliers. In addition, we depend on software and hardware supplied by numerous vendors to provide our application hosting and management services, rental services and consulting services. We are currently seeking assurances from our existing vendors that their products are Year 2000 compliant, and we require that all new software application providers certify that they are Year 2000 compliant before we enter into agreements with them. However, because in most cases we do not independently verify the Year 2000 compliance of vendors' products, we cannot assure you that these vendors' guarantees are true or sufficient or that we will not encounter Year 2000 compliance problems involving their products.

    We cannot assure you that we will be able to provide our services and maintain our operations if we are unable to obtain products, services or systems that are Year 2000 compliant when we need them. In addition, if vendors and service providers cannot deliver their products because of their own Year 2000 compliance problems or as a result of systemic failures such as power outages relating to the Year 2000, we could experience increased operating costs and lost revenue.

Inflation

    We believe that our revenues and results of operations have not been significantly impacted by inflation during the past three fiscal years.

Recent Accounting Pronouncements

    In March 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use." SOP 98-1 requires the capitalization of certain internal costs related to the implementation of computer software obtained for internal use. NaviSite is required to adopt this standard in the first quarter of fiscal year 2000, and expects that the adoption of SOP 98-1 will not have a material impact on its financial position or its results of operations.

    In April 1998, the Accounting Standards Executive Committee issued Statement of Position 98-5, "Reporting Costs of Start-Up Activities." Under SOP 98-5, the cost of start-up activities should be expensed as incurred. Start-up activities are broadly defined as those one-time activities related to opening a new facility, introducing a new product or service, conducting business in a new territory, conducting business with a new class of customer, commencing some new operation or organizing a new entity. SOP 98-5 is effective for the Company's fiscal 2000 consolidated financial statements. NaviSite does not expect its adoption to have a material impact on its financial position or results of operations.

    In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. SFAS 133 requires the recognition of all derivatives as either assets or liabilities in the statement of financial position and the measurement of those instruments at fair value. NaviSite is required to adopt this standard in the first quarter of fiscal year 2001 pursuant to SFAS No. 137 (issued in June 1999), which delays the adoption of SFAS 133 until that time. NaviSite expects that the adoption of SFAS 133 will not have a material impact on the its financial position or its results of operations.

                                    BUSINESS

Company Overview

    NaviSite is an Internet application service provider offering Web site and application hosting and management services. Our Internet application service offerings allow businesses to outsource the deployment, configuration, hosting, management and support of their Web sites and Internet applications in a cost-effective and rapid manner. Our focus on enhanced management services, beyond basic co-location services, allows us to meet the expanding needs of businesses as their Web sites and Internet applications become more complex. We also provide our customers with access to our state-of-the-art data centers and the benefit of our direct private transit Internet connections to major Internet backbone providers. We only use direct private transit Internet connections, which differentiates our network infrastructure from that of most of our competitors. These connections increase reliability and download speeds.

    The scalability of our infrastructure and cost-effectiveness of our solutions allow us to offer a comprehensive suite of services to meet the current and future hosting and management needs of our customers. Our suite of service offerings includes:

  . Web site and Internet application hosting, which includes access to our state-of-the-art data centers, bandwidth and basic back-up, storage and monitoring services;

  . Enhanced server management, which includes custom reporting, hardware options, load balancing and mirroring, system security, advanced back-up options, remote management and the services of our business solution managers;

  . Specialized application management, which includes management of e-commerce and other sophisticated applications and their underlying services, including ad-serving, streaming, databases and transaction processing; and

  . Application rentals and related consulting and other professional services.

Industry Background

    Growth of Business Use of the Internet. The dramatic growth in Internet usage in recent years, combined with enhanced functionality, accessibility and security, has made the Internet increasingly attractive to businesses as a medium for communication and commerce. Forrester Research, Inc. has estimated that the number of U.S. enterprise businesses online will increase from approximately 1.8 million in 1998 to approximately 4.3 million in 2003.

    As business use of the Internet grows, we believe those businesses which are utilizing the Internet are seeking to identify and implement increasingly sophisticated Internet applications. These new applications permit businesses to:

  .   engage in business-to-business and business-to-consumer e-commerce;

  . enhance business sales efforts through Web-based technologies such as ad-serving and streaming;

  . build and enhance customer relationships by providing Internet-based customer service and technical support; and

  . communicate and conduct business more rapidly and cost-effectively with customers, suppliers and employees worldwide.

    As a result, the proliferation of business Web sites and Internet applications has created a strong demand for specialized information technology support and application expertise.

    Movement Toward Outsourcing. A growing number of businesses using the Internet as part of their business strategy have chosen to outsource Internet application development, implementation and support, particularly the hosting and management of their Web sites and Internet applications. This follows an overall movement toward outsourcing of information technology services. According to Forrester Research, businesses in the United States are now spending approximately 25% of their overall information technology budgets on outsourced services. The growth in outsourced hosting and management of Web sites and Internet applications is driven by a number of factors, including:

  . the desire of businesses to improve the reliability, availability and overall performance of their Web sites and Internet applications as those applications increase in complexity and importance;

  .   the desire of businesses to reduce time to market;

  . the challenges faced by businesses in hiring, training and retaining application engineers and information technology employees with Internet expertise;

  . the increased costs associated with developing and maintaining business networks and software applications; and

  . deployment risk and the risk of technological obsolescence as they attempt to capitalize on leading-edge technologies.

    Forrester Research has estimated that the market for managed Web site hosting in the United States will grow from less than $1.0 billion in 1998 to over $14.0 billion in 2003. In January 1998, Forrester Research estimated that the market for branded application outsourcing services in the United States will grow to $21.1 billion by 2001.

    Need for Providers of Enhanced, Integrated Hosting and Application Management Services. Many businesses have outsourced hosting and management of their Web sites and Internet applications. However, many Web site hosting providers lack the requisite expertise to implement and manage increasingly sophisticated Internet applications. Moreover, many of these providers lack the scalable capacity, high-speed connectivity, monitoring capabilities and level of reliability and availability which businesses demand. System integrators and turnkey application developers often have the requisite expertise and resources to supply businesses with highly customized application solutions, but these solutions are expensive and time consuming to implement. Some businesses attempt to reduce cost and shorten time to deployment by utilizing multiple vendors, each of which provides only a partial solution. This has created significant opportunity for an application service provider which can offer Web site and Internet application deployment, configuration, hosting, management and support.

The NaviSite Solution

    We provide a range of integrated, scalable Web site and Internet application hosting and management services that can be deployed in a cost-effective and rapid manner. Our Internet application service offerings allow customers to outsource the deployment, configuration, hosting, management and support of Web sites and Internet applications. Our focus on enhanced management services, beyond basic co-location services, allows us to meet the expanding needs of businesses as their Web sites and Internet applications become more complex. Key components of our services include:

    Cost-Effective Application Services. The scalable nature of our infrastructure, the repeatability of our Internet application services and our hosting and management expertise allow us to provide our customers with Web site and Internet application hosting and management services on a cost-effective basis. We believe that our customers would otherwise be required to make significant expenditures to replicate our performance, reliability and expertise either internally or by using outside vendors.

    Rapid Deployment. We offer our customers the ability to rapidly deploy Internet applications, often in a matter of weeks, instead of months. We believe that we can deploy sophisticated Internet applications much more rapidly than businesses can deploy the same applications in-house. Moreover, our Internet application solutions can be deployed more rapidly than highly customized applications. This is crucial as our customers develop a Web presence and need to have their Web sites and Internet applications online as quickly as possible.

    High-Performance, World-Class Infrastructure. Our infrastructure has been designed expressly to meet the more demanding technical requirements of sophisticated Web sites and Internet applications and to provide capacity ahead of customer demand. We believe that this approach to capacity facilitates the high-speed data transmission, reliability and availability which our customers' Web sites and Internet applications demand. In addition, our direct private transit Internet connections to major Internet backbone providers increase reliability and download speeds and differentiate our network infrastructure from that of most of our competitors. Our high-performance infrastructure together with our trained and experienced staff enable us to offer levels of service which are backed by guarantees which we believe are among the highest and most comprehensive in the industry.

Strategy

    NaviSite's objective is to be the leading Internet application service provider. We plan to achieve this goal by continuing to enhance and leverage our expertise, service offerings and infrastructure to provide customers with integrated, reliable and secure Internet-based business solutions. Key components of our strategy include:

    Expand Our Suite of Internet Applications. We intend to both increase the number and vary the kind of applications and application management services we offer and increase revenue from application rentals. We continue to introduce Internet business applications which enable customers to develop a Web-based business presence. Currently, we offer our customers e-commerce and other sophisticated applications and their underlying services, including ad-serving, streaming, databases and transaction processing. We focus on application services which are repeatable, meaning services that we can provide to customers with minimal additional customization and integration. We believe that this repeatability decreases our time to market, reduces our operating risks and produces a higher return on our investment.

    Offer Multiple Service Levels to Meet the Evolving Needs of Customers. We offer multiple service levels to customers so that we can meet their needs for Internet application services at each stage in the development of their Web-based operations. For example, a customer initially may use our Web site or Internet application hosting services or enhanced server management. Later, as its operations grow and the Internet becomes more of an integral part of its business strategy, the customer may use our specialized application management services or application rentals. We believe we have created a competitive advantage by offering multiple service levels to meet the evolving needs of customers.

    Increase Brand Awareness. We intend to increase awareness of the NaviSite brand in key business markets and associate the NaviSite brand with the highest quality Web site and Internet application hosting and management services, high performance, world-class infrastructure and superior customer service. We believe that this awareness and association is essential to the continued expansion of our customer base. We plan to aggressively build the NaviSite brand through our industry relationships and the use of marketing and co-marketing programs.

    Enhance Our Expertise and Technological Capabilities. We have acquired, and intend to continue to enhance, the expertise and technological capabilities required to conduct and grow our business ahead of customer demand. This means hiring and training application experts before introducing a new application to customers. This also means expanding existing data centers, adding data centers, keeping current with key technological trends and increasing bandwidth. We intend to enhance our expertise by training existing personnel and by hiring and retaining new application service professionals. We believe the combination of our Web site and Internet application hosting and management expertise and our scalable infrastructure provide us with a competitive advantage.

    Continue to Develop and Leverage Industry Relationships. We believe our industry relationships with Internet application software vendors and developers, application and system integrators, hardware suppliers and others provide us with enhanced market opportunities. Through these relationships, we purchase, license or lease services or products to expand our application service offerings or infrastructure. We also intend to expand our channel sales capability by working with an increasing number of system integrators and Internet application software developers and providers. By leveraging our current and future industry relationships, we intend to not only increase our market visibility and credibility but also offer our clients more fully integrated Web site and Internet application hosting and management services.

    Access Foreign Markets. We continually assess the need for foreign operations based on opportunities in specific geographic locations. We currently have data center capacity in Europe through a bilateral agreement for Internet hosting services with Planet Online. This arrangement was established to meet the overseas demands of existing domestic customers. As the needs of our existing and prospective customers evolve, we intend to take advantage of foreign market opportunities as they arise.

    Pursue Strategic Acquisitions. As opportunities arise, we intend to continue to pursue strategic acquisitions that can provide complementary capabilities, technical personnel, established customer relationships and geographic presence in domestic and international markets.

Services

    We offer a comprehensive suite of services to meet the current and future hosting and management needs of our customers.

    Web Site and Internet Application Hosting. Our Web site and Internet application hosting services provide customers with access to our state-of-the-art data centers, bandwidth and basic back-up, storage and monitoring services. Customers are able to access their servers 24-hours-a-day, seven-days-a-week. These co-located servers are securely housed in separate, limited-access rooms in our data centers. In fiscal 1999, approximately 17% of our revenue was derived from basic co-location customers to which we provide no enhanced or specialized management services.

    Web Site and Application Management. We provide both enhanced server management and specialized application management. Both types of management services permit us to provide customers with comprehensive problem-solving solutions, from identification to resolution to post-resolution analysis. To provide these services, our trained technical personnel utilize advanced network monitoring and management tools for Web site and application troubleshooting, together with internal policies and procedures designed to ensure rapid, effective solutions to technical problems.

    Our enhanced server management services include custom reporting, hardware options, load balancing and mirroring, system security, advanced back-up options, remote management and the services of our business solution managers.

    We also provide specialized application management services for select software applications, such as:

  . ad-serving, which allows customers to conduct advertising and profiling over the Internet; and

  . e-commerce, which enables customers to implement online stores, customer ordering, payment and fulfillment.

    Application Rentals. We offer Internet application rentals to customers and application developers who need to access sophisticated Internet applications or application components which can be customized by developers as part of a complete software solution. Often, obtaining a full license for these applications is too expensive for customers or application developers, especially for short-term or single-project use. In addition, these applications may require experienced personnel to deploy and configure them. Applications which we currently offer to customers on a rental basis include Engage Technologies, Inc.'s ad-serving application and a number of Oracle Corporation's database applications. Internet application components that we offer to application developers include streaming, personalization, statistical reporting and imaging services.

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

    Professional Services. We supply consulting and other professional services to our customers. These services include network and system configuration and architecture, project implementation, bandwidth planning and, in limited cases, basic software development and system integration.

Sales and Marketing

    Our sales and marketing objective is to leverage our Web site and Internet application hosting and management expertise to become the leading provider of Internet application services. We have developed a sales and marketing strategy that initially has targeted businesses that have adopted the Internet as an integral part of their business strategy. We intend to increasingly target more traditional enterprises as they incorporate the Internet into their business models.

    Our sales efforts focus on direct sales, as well as channel sales through various industry relationships. We plan to establish a leading position in our target markets by aggressively expanding our sales force, continuing to establish and leverage industry relationships to increase channel sales and expanding our marketing staff.

    Direct Sales. Our direct sales professionals include:

  . sales representatives, who conduct sales campaigns, identify targeted prospects, oversee sales territories and manage customer relationships;

  . sales engineers, who discuss with prospective customers their Web site and Internet application hosting and management needs and technical requirements; and

  .   telesales representatives, who qualify customer leads.

    Our direct sales teams currently are located in: Andover, Massachusetts; New York, New York; and San Jose and Los Angeles, California. We plan to expand our sales force to provide geographic presence in other key markets.

    Channel Sales. We have developed important industry relationships to enhance our channel sales and marketing capabilities. In 1998, we began pursuing channel sales relationships through our Alliance Partner Program. We also have generated leads or referrals on an informal basis from application and system integrators and Internet application software vendors. We intend to continue to leverage our industry relationships to develop customer referrals, mutual referral relationships, enhanced service offerings, and in some cases, co-selling and cross-selling opportunities. Although our industry relationships have not yet matured into significant sources of new customers, we expect these relationships to generate more referrals and leads in the future.

    Marketing. Our marketing group is responsible for corporate and product marketing, product management, corporate communications, public relations, lead generation and marketing communications. As with our sales approach, our overall marketing strategy focuses on supporting both direct sales and channel sales. The key goals for our current marketing efforts are to establish a national and local awareness of the NaviSite brand and our services, position ourselves as a leading Web site and Internet application hosting and management partner, develop and enhance channel sales relationships and demonstrate to potential customers how our services differentiate us from our competition. Our marketing efforts include:

  . comprehensive lead generation through telemarketing, direct marketing, direct mail programs, electronic and print advertising, seminars and targeted shows and events;

  .   interactive, online marketing programs;

  . marketing communications and public relations materials to sustain press coverage in both trade and business publications;

  . market development activities targeted to Web site design firms, Internet application developers and consultants;

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

  . lead generation, referrals, mutual Web site links or co-marketing through industry relationships with technology vendors such as Cisco Systems Inc., Oracle Corporation, BMC Software Distribution, Inc., EMC Corporation and ArrowPoint Communications, Inc.; and

  . strategic marketing relationships with Dell and Microsoft, which are principal stockholders of NaviSite.

    We expect to make significant investments in these and other marketing programs to increase awareness of the NaviSite brand. We also intend to continue to leverage our advantageous relationship with CMGI as a source of lead generation and referrals for our services.

 Industry Relationships

    In our sales and marketing efforts, we are pursuing industry relationships targeted by our Alliance Partner Program.

    Web and Application Developers. We have developed relationships with multiple small- to medium-sized Web site design firms, Internet application developers, consultants and other similar companies that have established relationships with our target customers. These companies generally lack the infrastructure and expertise needed to offer their customers a complete, cost-effective solution and, as a result, turn to us to provide hosting and management services and expertise to enhance their own product and service offerings. These relationships provide us with greater market reach through referrals, without the related overhead costs. In return, we offer these companies discounts on our services, participation in networking events and trade shows, joint marketing and promotional campaigns and Web site linkage.

    Application and System Integrators. We have developed relationships with several high-end network integration companies and system integrators from whom we receive assistance with complex development, integration and project management and for whom we provide application hosting and management solutions. These relationships enable us to deliver more comprehensive Internet application solutions to meet the needs of our customers.

    Internet Application Software Vendors. We have developed relationships with some of the leading Internet application software vendors. We target Internet application software vendors with brand name recognition and established sales and support channels. These relationships are mutually beneficial, providing us with additional applications to sell or rent to our customers and the software vendors with a distribution channel for their applications. We also benefit from cross-selling and co-marketing opportunities and specialized product training to enhance our application management expertise.

Customers

    We were organized in 1996 by CMGI to support the networks and host the Web sites of CMGI and a number of CMGI affiliates. In the Fall of 1997, we began supplying Web site hosting and management services to companies unaffiliated with CMGI. As of July 31, 1999, we had approximately 126 customers, up from 51 as of July 31, 1998. CMGI and CMGI affiliates accounted for 62% of our revenue for the quarter ended July 31, 1999 as compared to 90% of our revenue for the quarter ended July 31, 1998. CMGI and CMGI affiliates accounted for 15% of our customer base as of July 31, 1999 as compared to 27% of our customer base as of July 31, 1998.

    A representative list of our customers as of July 31, 1999 includes:
AltaVista Company; Ancestry.com, Inc.; Catalog City, Inc.; Engage Technologies, Inc.; FairMarket, Inc.; Furniture.com, Inc.; Planet Direct Corporation; Raging Bull, Inc.; Send.com; ThingWorld.com; and TribalVoice.

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

Product Development

    Our product development staff focuses on Internet applications and network architecture. This group identifies new Internet applications, incorporates these applications into our suite of service offerings and positions them for marketing, sale and rapid deployment. We focus on Internet applications that permit us to offer our customers repeatable, scalable services. Our goal is to introduce services capable of utilization by a large number of customers, maximizing revenue production and minimizing the incremental operating cost for each additional customer utilizing that service. As new applications are introduced, our personnel integrate the application into our management and billing systems, provide technical documentation and training and ensure the security of the offering. This process is critical to our ability to provide integrated, scalable applications to our customers and is designed to result in increased operating margins, faster product delivery and improved customer service.

    Our product development group also identifies, selects and implements the various technologies, including network storage and back-up, that provide the basic infrastructure for both our internal network and the solutions we offer our customers.

Customer Service and Support

    We believe customer service and support is critical to our future success and growth. Our customer care staff is focused on direct and indirect customer service and support. We have developed a customized, life-cycle project management approach to our operations. For some of our customers, we assign a single business solutions manager who services the customer from deployment through the entire customer relationship. This approach is designed to enhance our responsiveness to customer requests, problem troubleshooting and technology upgrades. In servicing and supporting our customers, we utilize a number of state-of-the-art automated systems, including a knowledge-based problem-resolution and trouble-ticketing system, an enterprise system monitoring platform, sophisticated data storage, an enterprise tape backup system and a corporate intranet with a built-in document management and source control system. We believe that our approach to customer service and support and our ability to rapidly respond to customer needs provides us with a significant competitive advantage.

Network Infrastructure, Technology and Operations

    NaviSite entered the Internet application service market with the advantage of a well developed infrastructure established by CMGI to support CMGI and a number of its affiliates. We have differentiated our infrastructure from competing application service providers through our direct private transit Internet connections to five major Internet backbone providers. We designed our infrastructure specifically to provide superior performance for our Web site and Internet application hosting and management services, including multi-level network redundancy to provide the highest levels of network uptime, reliable and customized network security and fast, guaranteed response time and availability of customers' content, which we deliver through our private transit Internet connections. Our infrastructure is also designed to scale to support continued growth. We believe that our sophisticated and highly redundant infrastructure provides us with a competitive advantage over other hosting vendors and most Internet service providers. Key elements of our infrastructure include:

    Data Centers. Our strategy is to build a select number of high performance data centers in order to provide our customers with a critical mass of expertise in Internet applications and management services from each data center, while capturing the benefits of centralized infrastructure and staffing. We currently have data centers located in Andover, Massachusetts and Scotts Valley, California. These state-of-the-art data centers incorporate technically sophisticated components and are designed to be completely fault-tolerant. The components used in our data centers include Cisco redundant core routers, Cisco redundant core switching hubs and secure, virtual local area networks. We obtain the equipment and tools necessary for our data center operations, including our infrastructure hardware, networking and software products from industry leaders such as ArrowPoint Communications, Cisco Systems, Compaq Computer Corporation, Dell, EMC and Oracle.

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

    We are adding new data centers, including an additional data center in Andover and a new data center in San Jose, California. Construction is currently underway at both of these new sites.

    Private Transit Internet Connectivity. Our use of direct private transit Internet connections to five major Internet backbone providers differentiates our network infrastructure from that of our competitors. We have redundant high-capacity Internet connections to UUNet, CERFnet and MCI on the East Coast and UUNet, BBN, MCI and SprintLink on the West Coast. We have deployed direct private transit Internet connections specifically to avoid congestion and data loss at public Internet exchange points and the resulting degradation of performance. Our private transit system enables us to provide fast, reliable access for our customers' Web sites and Internet applications. Because we have direct private transit links to Internet providers, we can directly monitor the capacity of all of our connections and guarantee that we will have the aggregate bandwidth to move large quantities of data at high transmission speeds. Our private transit Internet connections also enable us to more effectively launch new applications, such as streaming, which require high bandwidth availability and run more effectively in a private transit model.

    Service Level Guarantees. The combination of our state-of-the-art infrastructure, our customer-focused operations group and our hosting and management expertise enable us to offer our customers service levels backed by guarantees that we believe are among the highest and most comprehensive in the industry. For example, we offer our customers 99.99% guarantees for network segments, our facility and facility components. These guarantees translate into no more than five minutes of consecutive, unscheduled downtime per month.

    Network Security. Our network incorporates host-based security with CheckPoint back-end firewalls and Cisco router access control lists, as well as SecurID token-based authentication. In addition to these physical security measures, we have a formal security policy in place, including employee training, that governs all facets of our business and guidelines governing internal and external access to information housed in our network system.

    Network Operations Centers. Each NaviSite data center has its own network operations center on site. Each network operations center is fully staffed 24-hours-a-day, seven-days-a-week with Windows NT, UNIX, application and support personnel. Our network operations centers perform first-level problem identification and resolution. The design of our network operations centers allows network engineers and support personnel to be promptly alerted to problems, and we have established procedures for rapidly resolving any technical issues that arise. Network management and monitoring tools continuously monitor the network and server performance.

Competition

    We compete in the Internet application service market. This market is evolving rapidly, is highly competitive and is likely to be characterized by an increasing number of market entrants and by industry consolidation. Because there are no substantial barriers to entry, we expect that we will face competition from both existing competitors and new market entrants in the future. We believe that participants in this market must grow rapidly and achieve a significant presence to compete effectively. We believe that the primary competitive factors determining success in our market include:

  . a state-of-the-art infrastructure providing availability, speed, scalability and security;

  .   Web site and Internet application hosting and management expertise;

  .   fast and reliable Internet connectivity;

  . a reputation for high-quality service and superior customer service and support;

  . numerous and diverse service offerings and timely addition of value-added services;

  .   brand recognition;

  .   competitive pricing; and

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

  . adequate capital to permit continued investment in infrastructure, customer service and support and sales and marketing.

As an early stage company, we may lack the financial and other resources, expertise or capabilities to capture increased market share in this environment in the future.

    Our current and prospective competitors include:

  . other providers of co-location or high-end Web site hosting and related services, including AboveNet Communications, Inc., Digex Corporation, Exodus Communications, Inc., Frontier GlobalCenter Inc., Globix Corporation, Interliant, Inc. and a large number of local and regional hosting providers;

  . national and regional Internet service providers, including Concentric Network Corporation, MindSpring Enterprises, Inc., PSINet Inc., UUNet, WorldCom and Verio Inc.;

  . companies that focus on customized Internet application services, including AppNet Systems, Inc., CORIO, Inc., IBM Global Services, USinternetworking, Inc. and USWeb/CKS;

  . application developers and Internet application software vendors, including Open Market, Inc., DoubleClick Inc. and broadcast.com inc.;

  . large system integrators and information technology outsourcing firms, including Electronic Data Systems Corporation and International Business Machines Corporation; and

  . global telecommunications companies, including AT&T Corp., MCI WorldCom, Inc. and Sprint Corporation, and regional and local telecommunications companies, including MediaOne Group, Inc. and regional Bell operating companies, such as Bell Atlantic Corporation.

    Many of these competitors have substantially greater financial, technical and marketing resources, larger customer bases, longer operating histories, greater name recognition and more established relationships in the industry than we have. As a result, many of these competitors may be able to develop and expand their network infrastructures and service offerings more rapidly, adapt to new or emerging technologies and changes in customer requirements more quickly, take advantage of acquisitions and other opportunities more readily, devote greater resources to the marketing and sale of their services and adopt more aggressive pricing policies than we can. Because of these competitive factors and due to our comparatively small size and our lack of financial resources, we may be unable to successfully compete in the Internet application service market.

    In addition, we believe that there will be continued consolidation within the Internet application service market in which we compete. Our competitors may consolidate with one another, or acquire software application vendors or technology providers, enabling them to more effectively compete with us. This consolidation could affect prices and other competitive factors in ways which would impede our ability to compete successfully in the Internet application service market.

Proprietary Rights

    We rely on a combination of trademark, service mark, copyright and trade secret laws and contractual restrictions to establish and protect our proprietary rights and promote our reputation and the growth of our business. We do not own any patents that would prevent or inhibit competitors from using our technology or entering our market. While it is our practice to require all of our employees, consultants and independent contractors to enter into agreements containing non-disclosure, non-competition and non-solicitation restrictions and covenants, and while our agreements with some of our customers and suppliers include provisions prohibiting or restricting the disclosure of proprietary information, we can not assure you that these contractual arrangements or the other steps taken by us to protect our proprietary rights will prove sufficient to prevent misappropriation of our proprietary rights or to deter independent, third-party development of similar proprietary assets. In addition, we provide our services in other countries where the laws may not afford adequate protection for our proprietary rights.

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

    We license or lease most technologies used in our Internet application services. Our technology suppliers may become subject to third-party infringement claims which could result in their inability or unwillingness to continue to license their technology to us. The loss of certain of our technologies could impair our ability to provide services to our customers or require us to obtain substitute technologies of lower quality or performance standards or at greater cost. We expect that we and our customers increasingly will be subject to third-party infringement claims as the number of Web sites and third-party service providers for Web-based businesses grows. In addition, we have received notices alleging that our use of our service marks infringes the trademark rights of third parties. Although we do not believe that any of these allegations have merit, or that our technologies or services otherwise infringe the proprietary rights of any third parties, we cannot assure you that third parties will not assert claims against us in the future or that these claims will not be successful. Any infringement claim as to our technologies or services, regardless of its merit, could be time-consuming, result in costly litigation, cause delays in service, installation or upgrades, adversely impact our relationships with suppliers or customers or require us to enter into royalty or licensing agreements.

Government Regulation

    While there currently are few laws or regulations directly applicable to the Internet or to Internet application service providers, due to the increasing popularity of the Internet and Web-based applications it is likely that such laws and regulations may be adopted. These laws may cover a variety of issues including, for example, user privacy and the pricing, characteristics and quality of products and services. The adoption or modification of laws or regulations relating to commerce over the Internet could substantially impair the future growth of our business or expose us to unanticipated liabilities. Moreover, the applicability of existing laws to the Internet and Internet application service providers is uncertain. These existing laws could expose us to substantial liability if they are found to be applicable to our business. For example, we provide services over the Internet in many states in the United States and in the United Kingdom, and we facilitate the activities of our customers in those jurisdictions. As a result, we may be required to qualify to do business, be subject to taxation or be subject to other laws and regulations in these jurisdictions, even if we do not have a physical presence or employees or property there. The application of existing laws and regulations to the Internet or our business, or the adoption of any new legislation or regulations applicable to the Internet or our business, could materially adversely affect our financial condition and operating results.

Employees

    As of August 31, 1999, we had 217 employees. Of these employees, 110 were principally engaged in operations, 53 were principally engaged in sales and marketing, 21 were principally engaged in product development and 33 were principally engaged in finance and administration. None of our employees is party to a collective bargaining agreement and we believe our relationship with our employees is good. We also employ consultants and independent contractors on a regular basis to assist in the completion of projects and we outsource our direct telemarketing sales force. It is our practice to require all of our employees, consultants and independent contractors to enter into agreements containing non-disclosure, non-competition and non-solicitation restrictions or covenants.

Facilities

    Existing Facilities. Our executive offices are located at 100 Brickstone Square, Andover, Massachusetts and occupy approximately 17,800 square feet of the space leased by CMGI at that location. We also occupy approximately 22,000 square feet at 300 Federal Street, Andover, Massachusetts, pursuant to an agreement that expires in 2007. Part of this facility is utilized for our East Coast data center, which we recently expanded. We believe that this facility has sufficient growth capacity for approximately the next 10 months.

    We also occupy approximately 14,100 square feet at 1700 Greens Hill Road, Scotts Valley, California, part of which is utilized for our West Coast data center, pursuant to an agreement that expires in 2002. We believe that this facility has sufficient growth capacity for approximately the next six months. We do not have any current intention to expand the Scotts Valley facility.

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

    In addition, we occupy four offices at 304 Park Avenue South, 11th Floor, New York, New York, pursuant to an agreement that expires in March 2001. This office space is utilized by sales and marketing personnel.

    New Facilities. In May 1999, we executed a 12-year lease for a new 150,000 square foot facility located at 400 Minuteman Road, Andover, Massachusetts, which is currently being constructed to our specifications. Part of this facility will be utilized for a new data center. We currently are finalizing the terms of the construction contract for the new Massachusetts facility and we anticipate that work will be completed on this facility in the Spring of 2000. We believe that the new Massachusetts facility will have sufficient growth capacity for at least the next two years. Construction also has started on a new 66,000 square foot facility located in the Valley Technology Centre, 2720 Zanker Road, San Jose, California, part of which will be utilized for a new data center. We also currently are finalizing the terms of the construction contract for the new California facility. This facility should be available for occupation in the Fall of 1999. In May 1999, we executed a seven-year lease for this facility.

    We believe that upon completion of the two new facilities currently under construction, our facilities will be adequate for at least the next two years and that we will be able to obtain additional space as needed on commercially reasonable terms.

Legal Proceedings

    NaviSite is not currently a party to any material legal proceedings.

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

                                   MANAGEMENT

Executive Officers and Directors

    The executive officers and directors of NaviSite, and their ages and positions with NaviSite as of August 31, 1999, are as follows:

Name                       Age                   Position(s)
----                       ---                   -----------
Joel B. Rosen.............  41 Chief Executive Officer and Director
Robert B. Eisenberg.......  48 President and Director
Kenneth W. Hale...........  46 Chief Financial Officer, Treasurer and Secretary
Thomas W. Culver..........  52 Vice President, Operations
Barbara H. Fortier........  44 Vice President, Facilities
Peter C. Kirwan, Jr.......  35 Chief Technology Officer
Jonathan Rodin............  41 Vice President, Product Development
Jay S. Seaton.............  45 Vice President, Marketing
J. Andrew Sherman.........  44 Vice President, Sales
David S. Wetherell........  45 Chairman of the Board of Directors
Craig D. Goldman..........  55 Director
Andrew J. Hajducky III....  45 Director
Stephen D.R. Moore........  48 Director

    Joel B. Rosen has served as our Chief Executive Officer and as one of our Directors since April 1999. From January 1996 to August 1998, Mr. Rosen served as Executive Vice President of Aspen Technology, Inc., a publicly traded enterprise software and services provider, where he was responsible for managing two of Aspen Technology's three business units. From August 1988 to January 1996, Mr. Rosen held several management positions within Aspen Technology, including Director of Marketing, Vice President of Marketing and Senior Vice President of Marketing and New Businesses. From 1984 to 1988, Mr. Rosen was a Consultant and Manager at Bain & Company.

    Robert B. Eisenberg founded NaviSite in July 1996 while an employee of CMGI, Inc. He has served as our President and as one of our Directors since our predecessor was incorporated as a separate entity in February 1997, and also served as our Chief Executive Officer from February 1997 to April 1999. From March 1995 to July 1996, Mr. Eisenberg served as Vice President of Information Technology at MediaOne Group, Inc. (formerly Continental Cablevision), a cable television provider. From September 1991 to March 1995, Mr. Eisenberg served as the Director of Information Technology at New England Business Services, Inc., a provider of business forms and software for small businesses.

    Kenneth W. Hale has served as our Chief Financial Officer since March 1997 and as our Treasurer and Secretary since March 1998. From May 1989 to September 1996, Mr. Hale served as Chief Financial Officer and Treasurer of Media/Communications Partners, a telecommunications and media venture capital firm, where he was responsible for overseeing the financial management of multiple venture capital funds and related entities. From June 1980 to April 1989, Mr. Hale was a Senior Manager, Audit and Tax, at Ernst & Whinney, which merged with Arthur Young & Co. to form Ernst & Young LLP. Mr. Hale is a Certified Public Accountant.

    Thomas W. Culver has served as our Vice President of Operations since June 1999. From June 1997 to May 1999, Mr. Culver worked as an independent consultant. From September 1995 to June 1997, Mr. Culver served as Group Manager of Information Technology at Paymentech, Inc., formerly known as First USA Paymentech, a national credit card payment processor, where he was responsible for systems development, database and systems administration and operations. From October 1986 to September 1995, Mr. Culver was Chief Information Officer of DMGT Corp., a credit card payment processor, where he managed the information technology department.

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

    Barbara H. Fortier has served as our Vice President of Facilities since June 1999 and served as our Vice President of Operations from July 1997 to June 1999. From November 1995 to June 1997, Ms. Fortier served as Senior Manager of Communications at Staples, Inc., a national retailer of office supplies, where she was responsible for all telecommunications services, local area networking and wide area networking services. From January 1993 to November 1995, Ms. Fortier served as Communications Manager at New England Business Services, Inc., a provider of business forms and software for small businesses.

    Peter C. Kirwan, Jr. has served as our Chief Technology Officer since July 1998. In the five years prior to joining NaviSite, Mr. Kirwan was an entrepreneur in the commercial Internet field, founding two Internet service providers. The first, Media Access Systems, Inc., was a New York based Internet service provider focusing on high-speed business Internet connections and one of the first companies to provide Web server hosting in the United States. The second, Servercast Communications, L.L.C., focused exclusively on application management and hosting and was acquired by NaviSite in July 1998.

    Jonathan Rodin has served as our Vice President of Product Development since February 1999. From October 1997 to July 1998, Mr. Rodin served as Vice President of Engineering at ADSmart Corporation, a developer and marketer of online ad sales and ad-serving solutions and a subsidiary of CMGI. From July 1991 to September 1997, Mr. Rodin served as the Vice President of Engineering at FTP Software, Inc., an independent vendor of software and related applications for the personal computer market.

    Jay S. Seaton has served as our Vice President of Marketing since December 1997. From November 1996 to December 1997, Mr. Seaton served as Vice President of Sales and Marketing at Radnet, Inc., a provider of application tools. From June 1991 to November 1996, Mr. Seaton served as Director of Marketing and Product Management at Banyan Systems Incorporated, a provider of distributed networking software.

    J. Andrew Sherman has served as our Vice President of Sales since August 1997. From March 1996 to August 1997, Mr. Sherman served as Vice President of U.S. Sales for Fulcrum Technologies Inc., a software firm focused on providing knowledge management capabilities to large enterprises on intranet platforms. From September 1994 to March 1996, Mr. Sherman served as Regional Manager at Sybase, Inc., a database and application development tools company. Prior to 1994, Mr. Sherman also held senior positions at Apple Computer, Inc. and MCI WorldCom, Inc.

    David S. Wetherell has served as a Director and Chairman of the Board of Directors of NaviSite since February 1997. Mr. Wetherell has served as Chairman of the Board, President, Chief Executive Officer and Secretary of CMGI, Inc. since 1986 and as a member of CMG@Ventures I, LLC, a venture capital firm subsidiary of CMGI, and President of CMG@Ventures, Inc., the managing partner of CMG@Ventures I, LLC, since January 1995. He is also a managing member of CMG@Ventures II, LLC, CMG@Ventures III, LLC and @Ventures Management, LLC, which also are strategic investment and development venture capital subsidiaries or CMGI affiliates. From 1982 until joining CMGI in 1986, Mr. Wetherell was a co-founder and President of Softrend, Inc., a microcomputer software publisher. Mr. Wetherell is also the founder of BookLink Technologies, Inc., a CMGI subsidiary that was sold to America Online, Inc. in 1994. Mr. Wetherell also serves as the Chairman of the Board of Directors of Engage Technologies, Inc., a subsidiary of CMGI.

    Craig D. Goldman has served as a Director of NaviSite since March 1998. Mr. Goldman has served as President and Chief Executive Officer for Cyber Consulting Services Corp., a technology consulting firm, since March 1996. From October 1991 to March 1996, Mr. Goldman served with Chase Manhattan Bank as Senior Vice President and Chief Information Officer. Mr. Goldman served with Chase Manhattan Bank as Senior Vice President, Technology and Operations from March 1988 to October 1991, after having started with Chase Manhattan in June 1985. Mr. Goldman also serves as a director of CMGI, Inc., Engage Technologies, Inc. and PRT Group Inc.

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

    Andrew J. Hajducky III has served as a Director of NaviSite since February 1997. Mr. Hajducky has served as the Chief Financial Officer and Treasurer of CMGI, Inc. since October 1995 and as a member of CMG@Ventures I, LLC, a venture capital firm subsidiary of CMGI, since January 1995. He is also a managing member of CMG@Ventures II, LLC, CMG@Ventures III, LLC and @Ventures Management, LLC, which are strategic investment and development venture capital subsidiaries or CMGI affiliates. From 1990 to October 1995, Mr. Hajducky was the Entrepreneurial Services Partner of the Merger and Acquisition division of the public accounting firm of Ernst & Young LLP. From 1983 through 1990, he held various positions with Arthur Young & Co., which merged with Ernst & Whinney to form Ernst & Young LLP. Previously, Mr. Hajducky was the Chief Financial Officer of Mountain International Company/AccuTel, Inc., a telecommunications and software company. Mr. Hajducky is a Certified Public Accountant. Mr. Hajducky also serves as a director of Engage Technologies, Inc.

    Stephen D.R. Moore has served as a Director of NaviSite since August 1999. Mr. Moore has served as Chairman and Chief Executive Officer of Stream International Inc., a provider of outsourced technical support services, since January 1997. From April 1995 to September 1996, Mr. Moore served as President, and from September 1996 to January 1997, he served as Chief Operating Officer of Stream Holdings Inc., a software services firm. Prior to that time, Mr. Moore served as President of Corporate Software, Inc., an outsource technical support provider, from May 1992 to April 1995, after having served as its Vice President, European Operations.

    Each executive officer of NaviSite is elected by, and serves at the discretion of, the board of directors. Each executive officer serves for a term of one year. There are no family relationships among any of the directors or executive officers of NaviSite.

Board Committees

    NaviSite's board of directors has an audit committee and a compensation committee. The audit committee determines our accounting policies and practices and financial reporting and internal control structures, recommends to the board of directors the appointment of independent auditors to audit our financial statements each year and confers with the auditors and oversees our officers for purposes of reviewing our system of internal accounting and financial controls. The audit committee consists of Messrs. Goldman, Moore and Hajducky.

    The compensation committee of the board of directors is responsible for determining salaries, incentives and other forms of compensation for officers and other key employees of NaviSite and administers our incentive compensation and benefit plans. The compensation committee consists of Messrs. Goldman, Moore and Wetherell.

Director Compensation

    We do not currently pay any cash compensation to members of our board for attending meetings of the board of directors or committee meetings, but we do reimburse directors for their reasonable travel expenses incurred in connection with attending these meetings. Any board member who is not also an officer or employee of NaviSite, any subsidiary of NaviSite or CMGI is entitled to non-statutory stock options under our 1998 Director Stock Option Plan.

    NaviSite has reserved for issuance 125,000 shares of common stock under the 1998 Director Stock Option Plan. As of August 31, 1999, options to purchase 75,000 shares of common stock were outstanding under the Director Stock Option Plan. Options for 50,000 shares were granted with an exercise price of $0.34 per share, and options for the remaining 25,000 shares were granted at an exercise price per share equal to the per share public offering price set forth on the cover page of this prospectus. Effective as of October 8, 1999, no further options will be granted under this plan. Commencing on December 28, 1998, the date that the Director Stock Option Plan was adopted, each non-employee director of NaviSite was entitled to receive, upon the date of his or her election, a non-statutory option to purchase 25,000 shares of common stock, with the exception of Craig

Goldman, who was granted an option to purchase 50,000 shares of common stock pursuant to the terms of the Director Stock Option Plan. The exercise price for each automatic grant is equal to the fair market value of the common stock at the time of grant, and each option has a maximum term of ten years, subject to earlier termination following the optionee's cessation of service on the board of directors. Each automatic option grant vests and becomes exercisable with respect to 5,000 shares of common stock on the first anniversary of the date of the grant, with the exception of the grant to Mr. Goldman, whose option vested and became exercisable as to 10,000 shares on the date of grant. The remaining option grant will become exercisable with respect to an additional 5,000 shares (10,000 shares with respect to Mr. Goldman) on the date of each annual stockholders' meeting at which the option holder is re-elected as a director.

    Effective as of October 8, 1999, we terminated the 1998 Director Stock Option Plan and replaced it with the 1999 Stock Option Plan for Non-Employee Directors, which was approved and adopted by our board of directors and our stockholders in October 1999. A total of 250,000 shares of our common stock are reserved for issuance under the new plan. Our directors who are not NaviSite employees or otherwise affiliates, employees or designees of an institutional or corporate investor that owns more than 5% of our outstanding common stock are eligible to receive non-statutory stock options under the plan. Under the new plan:

  . we will grant an initial option to acquire 25,000 shares of our common stock to each eligible director who is elected a director for the first time after the plan is adopted on the date of that election;

  . our board may, in its discretion, grant initial options to eligible directors first elected to our board prior to approval of the new plan by our stockholders on the date stockholder approval is obtained; and

  . we also will grant an initial option to acquire 25,000 shares of our common stock to each director who

     . ceases being an affiliate, employee or designee of an institutional or corporate investor that owns more than 5% of our outstanding common stock and

     .   is not otherwise an employee of us or any of our subsidiaries but

     . remains as a member of our board on the date the director's affiliate, employee or designee status ceases.

We also will grant to eligible directors an additional option for the purchase of 6,250 shares of our common stock on the first, and each subsequent, anniversary of the grant of each director's initial option if the director is still serving as one of our directors on that anniversary date. Our board has discretion to increase to up to 100,000 shares the number of shares of common stock subject to any initial option or additional option covering any vesting period of up to 48 months that may be granted to an eligible director after the date of the increase.

    The per share exercise price of options granted under the new plan will be equal to the closing price of our common stock on a national securities exchange or as quoted on the Nasdaq National Market, the average of the closing bid and asked prices of our common stock in the over-the-counter market or the fair market value of our common stock as determined by our board. Each initial option granted under the new plan will vest and become exercisable as to 1/48th of the number of shares originally subject to the option on each monthly anniversary date of the date of grant if the optionee is still serving as a director on that monthly anniversary date. Each additional option granted under the new plan will vest and become exercisable as to 1/12th of the number of shares originally subject to the option on each monthly anniversary date of the date of grant commencing on the 37th monthly anniversary date if the optionee is still serving as a director on that monthly anniversary date. All outstanding options granted under the new plan immediately become exercisable in full upon a change in control of NaviSite.

Executive Compensation

    The following table sets forth all compensation earned during the fiscal year ended July 31, 1999 by our Chief Executive Officer and our other four most highly compensated executive officers whose total annual salary and bonuses exceeded $100,000 in fiscal 1999. All numbers below relating to shares of CMGI common stock underlying options to purchase CMGI common stock give effect to two two-for-one stock splits of CMGI's common stock, effective January 11, 1999 and May 27, 1999.

                           Summary Compensation Table

                                                           Long-Term
                             Annual Compensation         Compensation
                             -------------------- ---------------------------
                                                               Securities      All Other
Name and Principal Position    Salary     Bonus   Company  Underlying Options Compensation
---------------------------  ---------- --------- -------- ------------------ ------------
Joel B. Rosen(1) .......     $   56,061 $  25,000 NaviSite      534,166         $    --
  Chief Executive                                 CMGI          100,000
  Officer

Robert B. Eisenberg(2)..        133,033    35,500 CMGI           32,000           2,563(3)
  President
Barbara H. Fortier(4)...        110,000    20,000 CMGI           16,000           2,219(3)
  Vice President,
  Facilities
Jay S. Seaton...........        130,668    10,000 CMGI            8,000           1,754(3)
  Vice President,
  Marketing
J. Andrew Sherman.......        137,500        -- CMGI           16,000         140,520(5)
  Vice President, Sales

--------
(1) Mr. Rosen was appointed Chief Executive Officer in April 1999.
(2) Mr. Eisenberg served as our Chief Executive Officer from February 1997 to April 1999.
(3) Represents the amount of matching contributions made by NaviSite under the CMGI 401(k) plan.
(4) Ms. Fortier served as our Vice President, Operations from July 1997 to June 1999.
(5) Includes $137,186 in commission payments and $3,334 of matching contributions made by NaviSite under the CMGI 401(k) plan.

Stock Option Grants

    The following table sets forth information regarding options granted to the executive officers named in the "Summary Compensation" table appearing above during the fiscal year ended July 31, 1999. The exercise price per share of each option is equal to the fair market value of the common stock of NaviSite or CMGI, as applicable, on the date of grant as determined by the board of directors. Potential realizable values set forth in the table are net of the exercise price but before taxes associated with the exercise, are calculated based on rules of the Securities and Exchange Commission and do not represent an estimate or projection of future common stock prices. Actual gains, if any, on stock option exercises are dependent on the future performance of NaviSite's or CMGI's common stock, as applicable, overall stock market conditions and the option-holders' continued employment with NaviSite through the vesting period. The potential realizable values reflected in the table may not necessarily be achieved. We have never granted any stock appreciation rights.

                       Option Grants in Last Fiscal Year

                                   Individual Grants (1)
                         ------------------------------------------
                                                                               Potential Realizable
                                                                                 Value at Assumed
                                              Percent of                         Annual Rates of
                                  Number of     Total                               Stock Price
                                  Securities   Options                           Appreciation for
                                  Underlying  Granted to  Exercise                 Option Term
                                   Options   Employees in Price Per Expiration ---------------------
   Name                  Company   Granted   Fiscal Year    Share      Date        5%        10%
   ----                  -------- ---------- ------------ --------- ---------- ---------- ----------
Joel B. Rosen........... NaviSite  534,166      37.24%     $  7.40   4/20/04   $1,092,094 $2,413,241
                             CMGI  100,000       3.00       123.38   4/21/04    3,408,762  7,532,472
Robert B. Eisenberg.....     CMGI   32,000        .97        10.00   9/14/03       88,410    195,363
Barbara H. Fortier......     CMGI   16,000        .48        10.00   9/14/03       44,205     97,682
Jay S. Seaton...........     CMGI    8,000        .24        10.00   9/14/03       22,103     48,841
J. Andrew Sherman.......     CMGI   16,000        .48        10.00   9/14/03       44,205     97,682

--------
(1) The term of each option is five years from the date of grant. With respect to each option grant, 25% of the option vests and becomes exercisable after the first year and the remaining 75% of the option vests and becomes exercisable in equal monthly tranches over the 36 months thereafter. Share numbers, prices and dollar values relating to CMGI's common stock give effect to two two-for-one stock splits, effective January 11, 1999 and May 27, 1999.

    The following table sets forth information concerning options to purchase common stock exercised by the executive officers named in the "Summary Compensation Table" appearing above during the fiscal year ended July 31, 1999 and the number and value of unexercised options held as of July 31, 1999. None of these executive officers exercised any options in fiscal 1999. Share numbers and values set forth below relating to CMGI's common stock give effect to two two-for-one stock splits, effective January 11, 1999 and May 27, 1999.

              Aggregated Option Exercises in Last Fiscal Year and
                         Fiscal Year-End Option Values

                                    Number of Securities      Value of Unexercised
                                   Underlying Unexercised    In-The-Money Options at
                                  Options at July 31, 1999      July 31, 1999 (1)
                                  ------------------------- -------------------------
  Name                   Company  Exercisable Unexercisable Exercisable Unexercisable
  ----                   -------- ----------- ------------- ----------- -------------
Joel B. Rosen........... NaviSite         0      534,166    $       --   $1,922,998
                             CMGI         0      100,000            --           --
Robert B. Eisenberg..... NaviSite   224,999       75,001     2,472,739      824,261
                             CMGI         0       32,000            --    2,630,000
                             CMGI     6,667       45,001       599,197    4,044,465
                          NaviNet   174,999            0       286,998           --
Barbara H. Fortier...... NaviSite    37,500       37,500       411,984      411,984
                             CMGI         0       16,000            --    1,315,000
                          NaviNet    23,437            0        38,437           --
Jay S. Seaton........... NaviSite    39,582       60,418       428,594      654,207
                             CMGI         0        8,000            --      657,500
J. Andrew Sherman....... NaviSite    49,999       50,001       549,301      549,323
                             CMGI         0       16,000            --    1,315,000
                          NaviNet    31,249            0        51,248           --

--------
(1) The value of unexercised in-the-money options is based upon the per share fair market value of the underlying stock on the date of exercise, minus the per share exercise price of the option, multiplied by the number of shares of stock underlying the option. With respect to the NaviSite options, the value of unexercised in-the-money options is based upon an assumed initial public offering price of $11.00 per share, minus the applicable option exercise price, multiplied by the number of shares of common stock underlying the option. With respect to the CMGI options, the value of unexercised in-the-money options is based on the difference between $92.19, which was the closing price of CMGI common stock on July 31, 1999, and the applicable option exercise price. With respect to the NaviNet options, the value of unexercised in-the-money options is based on the difference between $1.65, which was the fair market value per share of the NaviNet common stock on July 31, 1999, as determined by an independent third-party valuation consultant, and the applicable option exercise price.

Employment and Non-Competition Agreements

    None of our executive officers has an employment agreement, although all of our executive officers have entered into agreements that contain non-disclosure, non-competition and non-solicitation restrictions and covenants, including a provision prohibiting these officers from competing with NaviSite during their employment with us and for a period of 12 months after termination of their employment with us.

    In addition, each executive officer is party to an offer letter with CMGI which sets forth his or her annual salary, annual bonus eligibility, option grants and other benefits. Joel Rosen's offer letter, dated April 14, 1999, provides that if he is terminated without cause or there is a substantive change in his job title, responsibilities or location of employment, or a reduction in his compensation, following a change of control of either NaviSite or CMGI, then his options to purchase 534,166 shares of NaviSite common stock and 100,000 shares of CMGI common stock will immediately become fully vested and exercisable. Upon completion of this offering, NaviSite is assuming the obligations applicable to NaviSite under these offer letters.

1998 Equity Incentive Plan

    NaviSite has reserved 5,562,212 shares of common stock for issuance under the NaviSite 1998 Equity Incentive Plan, as amended and restated as of October 8, 1999. Under the Equity Incentive Plan, NaviSite is authorized to grant incentive stock options, non-statutory stock options, stock appreciation rights and restricted stock awards to employees, directors and consultants of NaviSite, or any affiliate, who is capable of contributing significantly to our successful performance. In general, options granted pursuant to the 1998 Equity Incentive Plan are exercisable within four years of the original grant date. The board of directors or an appropriate committee of the board has the right, at its discretion, to accelerate the vesting of any award or provide for cash payments to the participants in exchange for their awards upon a change of control of NaviSite. Options are not assignable or transferable except by will or the laws of descent or distribution. Our board of directors may amend, suspend or terminate the Equity Incentive Plan at any time, subject to any required stockholder approval.

    As of August 31, 1999, options to purchase an aggregate of 2,564,161 shares of common stock at a weighted average exercise price of $3.03 per share were outstanding under the Equity Incentive Plan. As of August 31, 1999, we had not granted any stock appreciation rights or issued any shares of restricted stock under the Equity Incentive Plan.

1999 Employee Stock Purchase Plan

    The 1999 Employee Stock Purchase Plan was approved and adopted by our board of directors and our stockholders in October 1999, to be effective upon completion of this offering. The 1999 Employee Stock Purchase Plan provides for the issuance of a maximum of 50,000 shares of our common stock.

    The 1999 Employee Stock Purchase Plan will be administered by the compensation committee. All employees of NaviSite who have been employed by us for at least six months and whose customary employment is for more than 20 hours per week and for more than five months in any calendar year are eligible to participate in the 1999 Employee Stock Purchase Plan. Employees who would own five percent or more of the total combined voting power or value of NaviSite's stock immediately after having subscribed for shares under the 1999 Employee Stock Purchase Plan may not participate in the 1999 Employee Stock Purchase Plan. To participate in the 1999 Employee Stock Purchase Plan, an employee must authorize us to deduct an amount (not less than one percent nor more than 10% of a participant's total cash compensation) from his or her pay during each three-month payment period, with the exception of the first payment period, which will commence upon the closing of this offering and end on February 29, 2000. At the end of each payment period, except for the first payment period following this offering, the participant's funds are used to purchase shares of our common stock at a price equal to 85% of the lesser of the last reported sale price of the common stock on the first or last business day of the payment period. With respect to the first payment period following this offering, the price will be equal to 85% of the lesser of the per share public offering price set forth on the cover page of this prospectus or the last reported sale price of the common stock on the last business day of the payment period.

401(k) Plan

    NaviSite is a participating employer in the 401(k) defined contribution profit sharing savings and retirement plan sponsored by CMGI. All NaviSite employees who are at least 21 years of age and have satisfied the necessary service eligibility requirements, except for nonresident aliens with no United States source of income, are eligible to participate in the plan. Under our 401(k) plan, a participant employee may elect to reduce his or her current compensation by up to the lower of 15% or the statutorily prescribed limit ($10,000 in 1999) and have the amount of the reduction contributed to the plan on the employee's behalf as salary deferral contributions. The 401(k) plan permits additional discretionary matching contributions by us with respect to our employees' pre-tax contributions up to the first six percent of each employee's salary contributed to the plan. The 401(k) plan also permits us to make discretionary profit sharing contributions to the plan on behalf of our employees. All contributions to the 401(k) plan by or on behalf of employees are subject to aggregate annual limits prescribed by the Internal Revenue Service.

Deferred Compensation Plan

    A Deferred Compensation Plan was approved and adopted by our board of directors in October 1999, to be effective upon completion of this offering. Under the terms of the deferred compensation plan, NaviSite employees who are selected by our board of directors (as well as certain of our employees who previously participated in a deferred compensation plan sponsored by CMGI) will be able to elect to defer a portion of their compensation for the following calendar year. Participants in the plan will be able to defer up to 25% of their salary and 100% of their bonus compensation, which amounts will be paid out at a later date at the participant's election. NaviSite also may make discretionary contributions to a participant's account, to which the participant generally will become entitled after five years of service with us. NaviSite will maintain a bookkeeping account to track deferred amounts, which amounts will be credited with gains or losses based on the performance of deemed investment alternatives made available to participants under the plan.

Compensation Committee Interlocks and Insider Participation

    Prior to this offering, we had no separate compensation committee or other board committee performing equivalent functions. These functions were performed by our board of directors, which consisted of Joel B. Rosen and Robert B. Eisenberg, our Chief Executive Officer and President, respectively, David S. Wetherell, Chairman of the Board, President, Chief Executive Officer and Secretary of CMGI, Craig D. Goldman, a director of CMGI, and Andrew J. Hajducky III, Chief Financial Officer and Treasurer of CMGI.

                              CERTAIN TRANSACTIONS

Relationship and Transactions between NaviSite and CMGI, Inc.

    Our predecessor was incorporated in February 1997 as a wholly owned subsidiary of CMGI. As of August 31, 1999, CMGI owned approximately 89.6% of our common stock, including shares of convertible preferred stock held by CMGI indirectly through our predecessor, which merged with and into CMGI effective as of October 1, 1999. CMGI will directly own approximately 72.1% of our common stock upon completion of this offering.

    CMGI has the power to elect our entire board of directors and to approve or disapprove any corporate transactions or other matters submitted to our stockholders for approval, including the approval of mergers or other significant corporate transactions. CMGI may exercise its voting power by written consent, without convening a meeting of the stockholders, meaning that CMGI will be able to effect a sale or merger of NaviSite without prior notice to, or the consent of, our other stockholders. CMGI also holds a majority equity ownership position in many of our customers.

    NaviSite and CMGI have entered into or, upon or prior to completion of this offering, will enter into the present and prospective arrangements and transactions described below. These agreements were or will be negotiated between CMGI, as a corporate parent, and NaviSite, its subsidiary, and therefore are not the result of negotiations between independent parties. NaviSite and CMGI intend that these agreements and the transactions provided for in these agreements, taken as a whole, accommodate their respective interests in a manner that is fair to both NaviSite and CMGI. However, because of the complex nature of the various relationships among NaviSite, CMGI and various CMGI affiliates, we cannot assure you that each of the agreements described below, or the transactions provided for in these agreements, were or will be effected on terms at least as favorable to NaviSite as NaviSite could have obtained from unaffiliated third parties.

    NaviSite and CMGI or its affiliates may enter into additional or modified arrangements and transactions in the future. NaviSite, CMGI or its affiliates, as the case may be, will negotiate the terms of such arrangements and transactions. Upon or prior to completion of this offering, NaviSite expects to adopt a policy that all future arrangements between NaviSite and CMGI or its affiliates, other than routine commercial transactions entered into in the ordinary course of business, will be on terms that NaviSite believes are no less favorable to it than the terms NaviSite believes would be available from unaffiliated parties and must be approved by a majority of NaviSite's directors who are not employees of CMGI (even though such directors may be less than a quorum).

    The following is a summary of the material arrangements and transactions between NaviSite and CMGI or its affiliates.

 Leases, Construction Contracts and CMGI Guarantees

    In connection with our execution of three of our real property leases, CMGI has provided our landlords with guarantees of all of our obligations under the leases. In connection with the execution of the lease for our Scotts Valley, California facility, CMGI guaranteed the full performance of all of our obligations through the expiration of the lease term. In connection with the execution of the lease for our new Andover, Massachusetts facility, CMGI executed an unconditional guaranty of the lease and an accompanying letter of credit to ensure the full and punctual payment, as well as performance of all of our obligations, under the lease. CMGI will be released from the Andover guaranty upon the occurrence of the earlier of the closing of this offering or the date on which we occupy the premises and begin to pay rent. CMGI also executed an unconditional and irrevocable guaranty in connection with the execution of the lease for our new facility in San Jose, California. CMGI will be released from the San Jose lease guaranty within 15 days of the later of the closing of this offering and the landlord's receipt of a letter of credit, in the form specified in the guaranty, in the amount of approximately $2.4 million.

    We also currently are finalizing construction contracts in connection with our new facilities in Andover, Massachusetts and San Jose, California. If we execute either or both of these contracts prior to the completion of this offering, CMGI will be required to execute a guarantee on our behalf with respect to each executed contract. Each contract provides that CMGI will be released from any related guarantee upon the completion of this offering. In connection with the construction contract for the new Andover, Massachusetts facility, we will be required, upon CMGI's release from its guarantee or, if the contract is executed after the completion of this offering, upon execution of the contract, to obtain a letter of credit in the amount of the remaining balance due under the contract, which is currently estimated to be less than $15 million.

    In addition, certain of the equipment that we use or provide to our customers for their use in connection with our services is provided under leases executed or guaranteed by CMGI. If CMGI discontinues this practice, which it could do at any time, we or our customers would have to obtain this equipment directly, and we cannot assure you that we or our customers could do so on similar financial terms.

 Debt Conversion

    We have issued a secured convertible demand note to CMGI in exchange for the cancellation of all intercompany debt incurred by us to CMGI subsequent to the conversion of CMGI debt into Series A convertible preferred stock and prior to April 30, 1999. This note also provides for additional advances by CMGI to us after April 30, 1999. CMGI may elect to convert amounts payable under the note into Series B convertible preferred stock at any time. Additional intercompany debt incurred after April 30, 1999 accrues interest at a rate of seven percent per year, compounded monthly until the day CMGI elects to convert the debt into shares of Series B convertible preferred stock. The amount of each borrowing represented by the note is convertible from time to time into the number of shares of Series B convertible preferred stock equal to one-tenth of the quotient of:

  . the aggregate amount of principal and interest to be so converted, divided by

  .  the applicable conversion price for that fiscal quarter.

    The conversion price applicable to advances made in any fiscal quarter, except advances made in the fiscal quarter during which a qualified initial public offering occurs and advances converted into Series B convertible preferred stock in the same fiscal quarter in which they were made, is determined by dividing our total enterprise value as of the fiscal quarter end, as determined in good faith by our board of directors, by the number of shares of common stock outstanding on a fully diluted, as-if-converted basis. Each share of Series B convertible preferred stock issued and outstanding will convert into ten shares of common stock upon the completion of this offering.

    Under this note, intercompany debt in the aggregate amount of approximately $10,761,000, representing $5,348,000 advanced during the quarter ended January 31, 1999 and an additional $5,413,000 advanced during the quarter ended April 30, 1999, in each case including interest accrued during the applicable fiscal quarter, was converted into 490,332 shares of Series B convertible preferred stock (based upon applicable conversion prices of $12.74 and $76.68, respectively). Effective June 4, 1999, CMGI elected to convert intercompany debt in the aggregate amount of approximately $3,952,000, representing funds advanced subsequent to the quarter ended April 30, 1999, into 51,527 shares of Series B convertible preferred stock (based upon a conversion price of $76.68). Under the terms of the note, because CMGI elected to convert these advances prior to the end of the fiscal quarter in which the advances were made, the applicable conversion price was the conversion price in effect for the immediately preceding fiscal quarter. Immediately prior to the completion of this offering, CMGI will convert intercompany debt in the aggregate amount of approximately $12,257,000, representing funds advanced subsequent to the quarter ended July 31, 1999, into 111,424 shares of Series B convertible preferred stock (based upon a conversion price of $110, assuming an initial public offering price of $11.00 per share). Upon completion of this offering, the 653,283 shares of Series B convertible preferred stock issued and outstanding will convert into 6,532,830 shares of common stock. We do not expect to borrow funds from CMGI after completion of this offering.

    This note is secured by all of our intellectual property and other assets, whether now owned or hereafter acquired, under the terms of an intellectual property security agreement and a security agreement between us and CMGI.

 Facilities and Administrative Support Agreement

    Upon completion of this offering, we will enter into a facilities and administrative support agreement with CMGI under which CMGI will continue to make available to us space at its headquarters in Andover, Massachusetts and will provide various services to us, including: accounting, systems and related services; rent and facilities; human resources and benefits; and Internet marketing and business development.

    Under this agreement, CMGI also will agree to make available to us at least 17,800 square feet of space at its headquarters until completion of our new Andover, Massachusetts facility. We intend to relocate our executive offices to our new facility upon completion of that facility.

    The initial term of this agreement will be one year from the date of the agreement, with automatic renewals at the end of the initial term and each renewal term for successive one-year periods. Either party will be permitted to terminate the facilities and administrative support agreement upon prior written notice. The facilities and administrative support agreement will automatically terminate upon the date CMGI owns less than 50% of our outstanding common stock.

    The fees payable by us for the availability of space and other services are typically determined through an allocation of CMGI's costs based upon the proportion of our employee headcount to the total headcount of CMGI and other CMGI affiliates located in the same facility or using the same services. Under the facilities and administrative support agreement, we will pay CMGI a monthly fee reflecting the cost of the services provided by CMGI based on the total number of our employees and consultants on the last day of that month.

    In fiscal 1997, fiscal 1998 and fiscal 1999, we paid CMGI $48,000, $289,000 and $1,346,000, respectively, for services similar to those to be provided under the facilities and administrative support agreement.

 Tax Allocation Agreement

    Upon completion of this offering, we will enter into a tax allocation agreement with CMGI to allocate responsibilities, liabilities and benefits relating to taxes. We will be required to pay our share of income taxes shown as due on any consolidated, combined or unitary tax returns filed by CMGI for tax periods ending on or before or including the date as of which we will no longer be a member of CMGI's group for federal, state or local tax purposes, as the case may be. CMGI will indemnify us against liability for all taxes in respect of consolidated, combined or unitary tax returns for periods as to which CMGI is filing group returns which include us. Accordingly, any redetermined tax liabilities for those periods will be the responsibility of CMGI, and any refunds or credits of taxes attributable to us or our subsidiaries in respect of consolidated, combined or unitary tax returns for those periods will be for the account of CMGI. We will be responsible for filing any separate tax returns for any taxable period and will be responsible for any tax liabilities, and entitled to any refunds or credits of taxes, with respect to separately filed tax returns. We will indemnify CMGI against any tax liability with respect to separately filed tax returns.

    Neither CMGI nor us will have any obligation to make any payment to the other party for the use of the other party's tax attributes, such as net operating losses. However, if one party realizes a windfall tax benefit because of an adjustment to items on the other party's tax return, the party that realizes the windfall tax benefit will be required to pay to the other party the actual incremental tax savings it has realized. For example, if an expense deducted by CMGI for a period prior to the closing date were disallowed and required to be capitalized by us for a period after the closing date, thereby generating future depreciation deductions to us, we would be required to pay to CMGI any incremental tax savings as a result of the depreciation deductions when those tax savings are actually realized by us.

    Each of NaviSite and CMGI has control of any audit, appeal, litigation or settlement of any issue raised with respect to a tax return for which it has filing responsibility. Payments of claims under the agreement must be made within 30 days of the date that a written demand for the claim is delivered. Interest accrues on payments that are not made within 10 days of the final due date at the rate applicable to underpayments of the applicable tax. Any dispute concerning the calculation or basis of determination of any payment provided under the tax allocation agreement will be resolved by a law firm or "big five" accounting firm selected and paid for jointly by the parties.

 Investor Rights Agreement

    Upon completion of this offering, we will enter into an investor rights agreement with CMGI under which we will grant CMGI registration rights and rights to purchase shares to maintain its majority ownership. Under this agreement, CMGI and its assignees will have the right to demand, on up to two occasions, that NaviSite register the sale of all or part of their shares of our common stock having an aggregate value of at least $10.0 million under the Securities Act. In addition, at any time after we become eligible to file a registration statement on Form S-3 under the Securities Act, CMGI and its assignees will have the right to request, on up to five occasions, that we effect a registration of their shares of our common stock having an aggregate value of at least $2.5 million on Form S-3. CMGI and its assignees also are entitled to include shares of our common stock in a registered offering by us of our securities for our own account, subject to the underwriters' right to reduce the number of included shares. We will pay all costs associated with the registration of shares by us pursuant to this agreement, other than underwriting discounts and commissions and various other expenses.

    Also under this agreement, until such time as CMGI, or any permitted transferee, owns less than a majority of voting power of the outstanding shares of our capital stock, we will permit CMGI, or the transferee, to purchase a portion of any shares that we may in the future issue so that CMGI or the transferee will maintain its majority ownership position. Any such purchases will be at the same price as is paid by third parties for the shares. This right is transferable by CMGI to any party that acquires directly from CMGI shares of common stock representing at least a majority of the outstanding shares of our common stock.

 Other Transactions with CMGI and its Affiliates

    We have agreements with numerous CMGI affiliates under which we provide these affiliates with Web site and Internet application hosting services, together with enhanced server management for both Web sites and Internet applications and specialized application management services. We also rent sophisticated software applications to a number of these affiliates and provide consulting services to each of these affiliates on an as-needed basis.

    Our existing service agreements with CMGI affiliates are routine commercial transactions entered into in the ordinary course of our business. We anticipate that we will continue to enter into routine commercial transactions with CMGI and its affiliates in the future. Currently, however, we have no long-term contracts, right-of-first-refusal arrangements, business opportunity allocation agreements or other material contractual arrangements or understandings with CMGI or any of its affiliates regarding the continued sale of our services to CMGI or its affiliates.

    In general, in pricing the services provided to CMGI and its affiliates, we have: negotiated the services and levels of service to be provided; calculated the price of the services at those service levels based on our then-current, standard prices; and discounted these prices by 10%. This pricing policy is not dictated by or provided for in any contractual arrangement. The discounts we provide to CMGI and its affiliates, which also are available to industry partners and other parties engaged in co-marketing or referral arrangements with us, are afforded to CMGI and, at CMGI's direction, its affiliates because of CMGI's customer referral relationship with us. Although there are no agreements to this effect between us and CMGI, we expect both our customer referral relationship with CMGI and the discounted pricing for services provided to CMGI and its affiliates to continue after completion of this offering.

    The chart set forth below lists the CMGI affiliates from which we derived revenue in excess of $60,000 in each of the last three fiscal years and the revenue derived from these CMGI affiliates for the fiscal years ended July 31, 1997, 1998 and 1999, as applicable. Our total revenue was $3,361,000, $4,029,000 and $10,519,000, for the fiscal years ended July 31, 1997, 1998 and
1999, respectively.

 Name of affiliate                 Fiscal 1997(1) Fiscal 1998(1) Fiscal 1999(1)
 -----------------                 -------------- -------------- --------------
Planet Direct Corporation.........   $1,545,948     $1,593,618     $2,307,534
Engage Technologies, Inc..........      949,046        751,714      1,721,736
ADSmart Corporation...............      456,673        430,248        476,787
InfoMation........................      158,059        350,312        397,658
Ancestry.com, Inc.................           --             --        535,940
ZineZone Corp.(2).................           --        117,946        231,218
Vicinity Corporation..............      236,004        137,226        204,535
Raging Bull, Inc..................           --             --        288,711
ThingWorld.com....................           --         66,080        178,190
CMG Direct Corporation(3).........           --        191,300        115,280
Furniture.com, Inc................           --             --        213,684
Universal Learning Technology.....           --             --        104,316
MotherNature.com, Inc.............           --             --         88,985
PlanetAll.com, Inc.(4)............           --        182,495             --
NextMonet.com, Inc. ..............           --             --         63,435

--------
(1) Dashes indicate periods in which the listed customers were not CMGI affiliates, but do not indicate that no revenues were derived in those periods.
(2)  Known as Password Internet Publishing Corp. until February 1999.
(3) All of the issued and outstanding capital stock of CMG Direct Corporation was sold by CMGI to Marketing Services Group, Inc. in May 1999. CMGI holds approximately 18% of the outstanding common stock of Marketing Services Group.
(4)  Effective as of August 1998, PlanetAll is no longer a CMGI affiliate.

    We also have provided services to CMGI and other CMGI affiliates, including Lycos, Inc., Nascent Technologies, Inc., NaviNet, Inc., On-Demand Solutions, Inc., SalesLink Corporation and TicketsLive Corporation. Aggregate sales to CMGI and these affiliates totaled $15,750, $50,560 and $130,218 for fiscal 1997, fiscal 1998 and fiscal 1999, respectively.

    In addition, subsequent to the end of fiscal 1999, CMGI acquired a controlling interest in AltaVista Company, one of our customers. Our aggregate sales to AltaVista in fiscal 1999 were $336,625.

Servercast Communications, L.L.C. Acquisition

 Term Notes

    In connection with our acquisition in July 1998 of Servercast, we issued four term notes to the members of Servercast in the aggregate principal amount of $1.0 million, payable on or before January 2, 2000, in exchange for all of the membership interests in Servercast. CMGI has guaranteed the payment of each of these term notes. CMGI's guarantee will terminate upon the earliest to occur of (i) the closing of this offering, (ii) the sale of NaviSite to an acquiror with a net worth of at least $15 million and (iii) the payment by us of all amounts owed under the term notes.

    One of these term notes, in the principal amount of $279,100, was issued to Peter C. Kirwan, Jr., our Chief Technology Officer, in exchange for his 27.91% membership interest in Servercast. The note bears interest at the rate of 5.5% per year (calculated on the basis of a 365-day year and the actual number of days elapsed). The note provides that accrued interest will be paid in three equal installments of $7,675.25 each, to be paid on January 2, 1999, July 2, 1999 and January 2, 2000. The first and second scheduled payments of

$7,675.25 each were made in full on January 2, 1999 and July 2, 1999, respectively. Mr. Kirwan has agreed that payment of accrued interest or principal may be offset by claims for indemnification that we may have pursuant to the terms of the related purchase agreement and that 20% of any principal amount paid prior to July 1, 2000 shall be delivered into an escrow fund for the purpose of funding Mr. Kirwan's indemnification obligations to us.

 Bonus Agreement

    In connection with our acquisition of Servercast, we also entered into a bonus agreement dated as of July 1, 1998 with Mr. Kirwan. The bonus agreement provides that Mr. Kirwan will receive an incentive bonus payment if established targets are met relating to the revenues and operating losses of Servercast for the one-year period ended July 1, 1999. The maximum amount which Mr. Kirwan could receive pursuant to the bonus agreement is $231,187. Pursuant to the terms of the bonus agreement and the related purchase agreement, 20% of any bonus amount due to Mr. Kirwan as of July 1, 1999 shall be delivered into the escrow fund described above. In order to be eligible for the incentive bonus and the return of any escrowed amount, Mr. Kirwan must remain an employee of NaviSite through July 1, 1999 and July 1, 2000, respectively, unless he either terminates his employment with just cause or is terminated by us without cause, in which case he remains entitled to any bonus payments or escrowed amounts due. Mr. Kirwan remains an employee of NaviSite, and we are currently in the process of comparing actual revenues and operating losses against the targets established in the bonus agreement to determine any bonus payment due to Mr. Kirwan as of July 1, 1999.

    Pursuant to the bonus agreement, we also granted Mr. Kirwan non-statutory stock options to purchase 50,000 shares of our common stock, at an exercise price of $0.93 per share. One fourth, or 12,500, of the options vested and became fully exercisable on July 1, 1999, and the remainder vest ratably at the end of each month for 36 months, provided that Mr. Kirwan continues to be employed by us.

               OWNERSHIP OF PRINCIPAL STOCKHOLDERS AND MANAGEMENT

    Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to applicable community property laws. Percentage of outstanding shares of NaviSite common stock is based on 20,816,173 shares of common stock outstanding as of August 31, 1999, and 27,430,413 shares of common stock outstanding upon completion of this offering. Percentage of outstanding shares of CMGI common stock is based on 114,582,987 shares of common stock outstanding as of August 26, 1999. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of August 31, 1999 are deemed outstanding. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

Principal Stockholders

    The following table sets forth information with respect to the beneficial ownership of our common stock by our principal stockholders as of August 31, 1999 and as adjusted to reflect the sale of the shares of common stock offered in this offering. The outstanding shares of common stock shown as held by CMGI as of August 31, 1999 include shares issued upon completion of the corporate reorganization of NaviSite Internet Services Corporation, effective as of October 1, 1999, and conversion of convertible preferred stock held by CMGI as of August 31, 1999. The percentage ownership of CMGI after this offering reflects the issuance to CMGI of an aggregate of 1,114,240 additional shares of common stock upon the conversion of outstanding Series B convertible preferred stock.

                                                                Percentage of
                                                                 Outstanding
                                                                   Shares
                                            Number of Shares  -----------------
                                            of Common Stock    Before   After
Name and Address of Beneficial Owner       Beneficially Owned Offering Offering
------------------------------------       ------------------ -------- --------
CMGI, Inc. ...............................     18,658,120       89.6%    72.1%
  100 Brickstone Square
  Andover, Massachusetts 01810
Dell Computer Corporation ................      1,095,472(1)     5.3      4.0
  One Dell Way
  Round Rock, Texas 78682
Microsoft Corporation ....................        993,243        4.8%     3.6%
  1 Microsoft Way
  Redmond, Washington 98052-8300

--------
(1) Consists of shares held of record by Dell USA L.P., a subsidiary of Dell Computer Corporation.

Management

    The tables below set forth information known to us regarding both the beneficial ownership of our common stock as of August 31, 1999 and as adjusted to reflect the sale of the shares of common stock in this offering and the beneficial ownership of common stock of CMGI as of August 31, 1999 by:

  .   each of our directors;

  . each of our executive officers named in the "Summary Compensation Table" appearing above; and

  .   all of our directors and executive officers as a group.

Unless otherwise indicated, the address of each beneficial owner listed below is c/o NaviSite, Inc., 100 Brickstone Square, Andover, Massachusetts 01810. The columns labeled "Number of Shares Subject to Options" in each of the tables below reflect the number of shares issuable upon the exercise of options exercisable within 60 days of August 31, 1999. Asterisks represent beneficial ownership of less than one percent of the common stock. Percentage of outstanding shares after offering for NaviSite reflects the issuance to CMGI of an aggregate of 1,114,240 additional shares of common stock upon the conversion of outstanding Series B convertible preferred stock. In addition, the CMGI share numbers reflect two two-for-one stock splits, effective January 11, 1999 and May 27, 1999.

                                        NaviSite Common Stock
                           ----------------------------------------------------
                                          Number of
                                           Shares   Percentage of Percentage of
                                           Subject   Outstanding   Outstanding
                           Number of         to     Shares Before Shares After
  Name                       Shares        Options    Offering      Offering
  ----                     ----------     --------- ------------- -------------
Joel B. Rosen............           0            0         *             *
Robert B. Eisenberg......           0      243,749       1.1%            *
Barbara H. Fortier.......           0       42,187         *             *
Jay S. Seaton............           0       45,833         *             *
J. Andrew Sherman........           0       56,250         *             *
David S. Wetherell.......  18,658,120 (1)        0      89.6          72.1%
Craig D. Goldman.........           0       10,000         *             *
Andrew J. Hajducky III...  18,658,120 (1)        0      89.6          72.1
Stephen D.R. Moore.......           0            0         *             *
All current directors and
  executive officers as a
  group (13 persons).....  18,658,120 (1)  474,581      89.9%         72.5%

                                                 CMGI Common Stock
                                         -------------------------------------
                                                       Number of
                                                        Shares
                                                        Subject  Percentage of
                                         Number of        to        Common
  Name                                    Shares        Options      Stock
  ----                                   ---------     --------- -------------
Joel B. Rosen...........................         0             0        *
Robert B. Eisenberg.....................     1,142        20,335        *
Barbara H. Fortier......................       548         4,333        *
Jay S. Seaton...........................         0         2,167        *
J. Andrew Sherman.......................       484         4,333        *
David S. Wetherell...................... 8,466,336 (2) 2,305,888      9.2%
Craig D. Goldman........................   120,000        75,200        *
Andrew J. Hajducky III..................    20,752       106,997        *
Stephen D.R. Moore......................         0             0        *
All current directors and executive
  officers as a group (13 persons)...... 8,610,144 (2) 2,526,836      9.5%

--------
(1) Consists of shares owned by CMGI on an as-converted basis. Messrs. Wetherell and Hajducky disclaim beneficial ownership of all 18,658,120 shares owned by CMGI.
(2) Includes 1,701,732 shares held in trust for the benefit of Mr. Wetherell's minor children and 23,372 shares held by Mr. Wetherell and his wife as trustees for the David S. Wetherell Charitable Trusts. Mr. Wetherell disclaims beneficial ownership of the 1,725,104 shares held in trust for his children and as trustee for the charitable trust.

                          DESCRIPTION OF CAPITAL STOCK

    The following description of our capital stock and various provisions of our revised certificate of incorporation and our revised by-laws is a summary. Statements contained in this prospectus relating to such provisions are not necessarily complete, and reference is made to the revised certificate of incorporation and the revised by-laws that will become effective upon the completion of this offering, copies of which have been filed with the Securities and Exchange Commission as exhibits to our registration statement of which this prospectus constitutes a part.

    Upon completion of this offering, our authorized capital stock will consist of 150,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

    As of August 31, 1999, there were 20,816,173 shares of common stock outstanding, held of record by four stockholders. Upon completion of this offering, there will be 27,403,413 shares of common stock outstanding. In addition, as of August 31, 1999, there were outstanding stock options for the purchase of a total of 2,639,161 shares of common stock. Shares of common stock have the following rights, preferences and privileges:

    Voting Rights. Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of NaviSite's stockholders, including the election of directors. There are no cumulative voting rights, and therefore the holders of a plurality of the shares of common stock voting for the election of directors may elect all of NaviSite's directors standing for election.

    Dividends. Holders of common stock are entitled to receive dividends at the same rate if and when dividends are declared by NaviSite's board of directors out of assets legally available for the payment of dividends, subject to preferential rights of any outstanding shares of preferred stock.

    Liquidation. In the event of a liquidation, dissolution or winding up of the affairs of NaviSite, whether voluntary or involuntary, after payment of the debts and other liabilities of NaviSite and making provision for the holders of any outstanding shares of preferred stock, the remaining assets of NaviSite will be distributed ratably among the holders of shares of common stock.

    Rights and Preferences. The common stock has no preemptive, redemption, conversion or subscription rights. The rights, powers, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

    Fully Paid and Nonassessable. All outstanding shares of common stock are, and the shares of common stock to be issued pursuant to this offering will be, fully paid and nonassessable.

Preferred Stock

    Upon completion of this offering, it is expected that all outstanding shares of preferred stock will be converted into common stock. Pursuant to the terms of our revised certificate of incorporation, the board of directors will be authorized, subject to any limitations prescribed by Delaware law, without further stockholder approval, to issue from time to time up to an aggregate of 5,000,000 shares of preferred stock, in one or more classes or series, and to fix the voting powers, full or limited, or no voting powers, and the distinctive designations, preferences and relative, participating, optional or other special rights and the qualifications, limitations or restrictions of these rights, of the shares of each such class or series. The board of directors is authorized to issue preferred stock with voting, conversion and other rights and preferences that could adversely affect the voting power or other rights of the holders of common stock.

    We have no current plans to issue any preferred stock. However, the issuance of preferred stock or of rights to purchase preferred stock could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding common stock.

Registration Rights

    Under the terms of the Series C and the Series D convertible preferred stock purchase agreements entered into between us and each of the Series C stockholder and the Series D stockholder, respectively, effective upon completion of this offering, assuming the conversion of the preferred stock held by the Series C stockholder and the Series D stockholder into common stock, these stockholders, together with their permitted assignees, collectively the holders of an aggregate of 2,088,715 shares of our common stock, will have the right to register some or all of their shares under the Securities Act under specified conditions. At any time after the six-month anniversary of the closing of this offering, the holders of at least 50% of the Series C shares or at least 50% of the Series D shares, as applicable, are entitled to demand that we file a registration statement under the Securities Act covering the registration of some or all of their shares, subject to specified limitations. Under these demand registration rights, we are only obligated to effect two registrations for each of the Series C stockholder, together with its permitted assignees, and the Series D stockholder, together with its permitted assignees. In addition, pursuant to the terms of the Series C convertible preferred stock purchase agreement and the Series D convertible preferred stock purchase agreement, after the completion of this offering, the Series C and Series D stockholders will have unlimited incidental registration rights in the event that we propose to register any shares of common stock under the Securities Act, either for our own account or for the account of other security holders. The Series C and Series D stockholders having incidental registration rights are entitled to receive notice of any such registration and are entitled to include their shares in the registration, subject to specified limitations.

    In addition, at any time after the earlier of the one-year anniversary of the closing of this offering or such time as we become eligible to file a registration statement on Form S-3, the holders of at least 50% of the Series C shares or at least 50% of the Series D shares, as applicable, are entitled to require us to file a registration statement on Form S-3 covering their shares of common stock. We will not be obligated to effect more than two Form S-3 registrations on behalf of either the Series C stockholder or the Series D stockholder. These registration rights are subject to customary conditions and limitations, including the right of the underwriters of an offering to limit the number of shares of common stock held by security holders with registration rights to be included in that registration. We also may defer a request for registration for a period of not more than 90 days, subject to specified conditions, if our board of directors determines that the requested registration would be materially detrimental to us and our stockholders. We generally are required to bear all of the expenses of all of the registrations effected under the convertible preferred stock purchase agreements, excluding underwriting discounts and commissions.

    The registration of any of the shares of common stock held by stockholders with registration rights would result in these shares becoming freely tradeable without restriction under the Securities Act immediately upon effectiveness of that registration statement. Information regarding the registration rights of CMGI is included in this prospectus under the heading "Certain Transactions-- Relationship and Transactions Between NaviSite and CMGI, Inc.--Investor Rights Agreement."

Participation Rights

    Under the terms of the Series C convertible preferred stock purchase agreement and the Series D convertible preferred stock purchase agreement entered into between us and each of the Series C stockholder and the Series D stockholder, respectively, we agreed that, in connection with certain underwritten public offerings of our common stock, which would include this offering assuming the conversion of the preferred stock held by the Series C and the Series D stockholders into common stock, we would use all commercially reasonable efforts to require that the underwriters offer to each of the Series C stockholder and the Series D stockholder shares of the common stock to be sold in the offering. Under these agreements, each of the Series C stockholder and the Series D stockholder would be permitted to purchase, at the gross price per share negotiated by us with the underwriters of the offering as reflected in the final prospectus, up to an aggregate of 0.5% of the outstanding shares of our common stock on a fully diluted basis, after giving effect to the sale of shares of common stock in the offering. In connection with an offering to which these participation rights are applicable, we agreed to deliver or cause to be delivered a copy of the preliminary prospectus for the offering to both the Series C stockholder and the Series D stockholder simultaneously with the distribution of same to the public at large by the underwriters. The Series C stockholder and the Series D stockholder each then are entitled to exercise its respective right of participation by delivering written notice to us not later than five business days prior to the pricing of the offering. The underwriters of the offering then are entitled to reduce the number of shares of common stock to be offered to the Series C stockholder and the Series D stockholder to the extent deemed necessary in the underwriters' reasonable judgment to ensure the success of such offering or to comply with applicable rules and regulations. Because, notwithstanding our commercially reasonable efforts, it is not possible under applicable law to sell shares to the Series C stockholder and Series D stockholders in this offering, the Series C stockholder and the Series D stockholder have waived their respective rights to participate.

Delaware Anti-Takeover Statute

    Our revised certificate of incorporation contains a provision expressly electing not to be governed by Section 203 of the Delaware General Corporation Law. In general, Section 203 restricts some business combinations involving interested stockholders or their affiliates. An interested stockholder is defined as any person or entity that is the beneficial owner of at least 15% of a corporation's voting stock or is an affiliate or associate of the corporation or the owner of 15% or more of the outstanding voting stock of the corporation at any time in the past three years. Because of this election, Section 203 will not apply to us.

Limitation of Liability and Indemnification

    Our revised certificate of incorporation limits the liability of our directors to the maximum extent permitted by Delaware law. Delaware law provides that directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

  . any breach of their duty of loyalty to the corporation or its stockholders;

  . acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  . unlawful payments of dividends or unlawful stock repurchases or redemptions; or

  . any transaction from which the director derived an improper personal benefit.

This provision has no effect on any non-monetary remedies that may be available to us or our stockholders, nor does it relieve us or our officers or directors from compliance with federal or state securities laws.

    Our revised certificate of incorporation also generally provides that we will indemnify, to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, investigation, administrative hearing or any other proceeding by reason of the fact that he or she is or was a director or officer of ours, or is or was serving at our request as a director, officer, employee or agent of another entity, against expenses incurred by him or her in connection with that proceeding. An officer or director will not be entitled to indemnification by us if:

  . the officer or director did not act in good faith and in a manner reasonably believed to be in, or not opposed to, our best interests; or

  . with respect to any criminal action or proceeding, the officer or director had reasonable cause to believe his or her conduct was unlawful.

    In addition, we plan to enter into indemnification agreements with our directors containing provisions which may require us, among other things, to indemnify our directors against various liabilities that may arise by virtue of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling NaviSite pursuant to the foregoing provisions or otherwise, NaviSite has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

    NaviSite's revised certificate of incorporation also permits NaviSite to secure insurance on behalf of any officer or director for any liability arising out of his or her actions in such capacity, regardless of whether our revised certificate of incorporation would otherwise permit indemnification for that liability. Our officers and directors are currently insured under a policy procured by CMGI that provides coverage against losses arising from claims against them for any actual or alleged act, omission, misstatement, misleading statement, neglect, error or breach of duty by them in their capacity as officers or directors of NaviSite. We also have obtained our own liability insurance for our officers and directors effective as of September 20, 1999.

    At the present time, there is no pending litigation or proceeding involving any director, officer, employee or agent of NaviSite in which indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

Transfer Agent and Registrar

    The transfer agent and registrar for the common stock is BankBoston, N.A.

                        SHARES ELIGIBLE FOR FUTURE SALE

Effect of Sales of Shares

    Prior to this offering, no public market existed for our common stock, and we can make no prediction as to the effect, if any, that sales of shares of common stock or the availability of shares of our common stock for sale will have on the market price of the common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock in the public market, or the perception that such sales occur, could adversely affect the market price of our common stock and could impair our future ability to raise capital through an offering of our equity securities.

Sale of Restricted Shares

    Upon completion of this offering, we will have an aggregate of 27,453,409 shares of common stock outstanding (including 22,996 shares issued in October 1999 upon the exercise of outstanding options). Of these outstanding shares, the 5,500,000 shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act, generally only may be sold in compliance with the limitations of Rule 144 described below. All of the remaining 21,953,409 shares of common stock that will be outstanding after this offering will be "restricted securities" as that term is defined under Rule 144. Restricted securities may be sold in the public market only if they qualify for an exemption from registration under Rule 144, including Rule 144(k), or Rule 701 under the Securities Act.

Lock-Up Agreements

    Our directors, executive officers and substantially all of our other stockholders, holding 21,903,409 shares in the aggregate upon completion of this offering (including 22,996 shares issued in October 1999 upon the exercise of outstanding options), have agreed that they will not sell, directly or indirectly, any shares of common stock without the prior written consent of BancBoston Robertson Stephens Inc. for a lock-up period of 180 days from the date of this prospectus. Upon expiration of the lock-up period, 180 days after the date of this prospectus, 42,334 shares will be available for resale to the public in accordance with Rule 144, including Rule 144(k), or Rule 701.

Rule 144

    In general, under Rule 144 as currently in effect, commencing 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year is entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  . 1% of the number of shares of common stock then outstanding, which is expected to be approximately 274,534 shares upon completion of this offering (including 22,996 shares issued in October 1999 upon the exercise of outstanding options); or

  . the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale, subject to the restrictions specified in Rule 144.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. Commencing 90 days after the date of this prospectus, 50,000 shares not subject to a lock-up agreement will be available for resale to the public in accordance with Rule 144.

Rule 144(k)

    Under Rule 144(k), a person who is not one of our affiliates at any time during the three months preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years is entitled to sell such shares under Rule 144(k) without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, Rule 144(k) shares may be sold immediately upon completion of this offering. Immediately upon completion of this offering, no outstanding shares may be sold under Rule 144(k).

Rule 701

    In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchase shares from us in connection with a compensatory stock plan or other written agreement are eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with various restrictions, including the holding period, contained in Rule 144.

Stock Options

    As of August 31, 1999, options to purchase a total of 2,639,161 shares of common stock were outstanding, of which 690,426 were then exercisable. Upon completion of this offering, we intend to file a registration statement to register for resale an aggregate of 5,914,216 shares of common stock reserved or anticipated to be reserved for issuance under our 1998 Equity Incentive Plan, our 1998 Director Stock Option Plan, our 1999 Stock Option Plan for Non-Employee Directors and our 1999 Employee Stock Purchase Plan. That registration statement will become effective immediately upon filing. Accordingly, shares covered by that registration statement will become eligible for sale in the public markets, subject to vesting restrictions, Rule 144 volume limitations applicable to our affiliates or the lock-up agreements with BancBoston Robertson Stephens Inc. All holders of outstanding options have entered into lock-up agreements.

    We have agreed not to sell or otherwise dispose of any shares of common stock during the 180-day period following the date of the prospectus, except we may issue and grant options to purchase shares of common stock under the 1998 Equity Incentive Plan, the 1998 Director Stock Option Plan, the 1999 Stock Option Plan for Non-Employee Directors and the 1999 Employee Stock Purchase Plan. In addition, we may issue shares of common stock in connection with an acquisition of another company if the terms of such issuance provide that the common stock so issued shall not be resold prior to the expiration of the 180-day lock-up period.

Registration Rights

    Upon completion of this offering, under specified circumstances and subject to customary conditions, the holders of an aggregate of 21,861,075 shares of our common stock, including CMGI, which will directly own approximately 19,772,360 shares upon completion of this offering, or their permitted assignees, will be entitled to rights with respect to the registration under the Securities Act of some or all of their shares, subject to the 180-day lock-up period described above. Under the agreements providing for these registration rights, these stockholders are subject to lock-up periods of not more than 180 days following the date of this prospectus or any subsequent prospectus. A more detailed discussion of these registration rights is included in this prospectus under the headings "Certain Transactions--Relationship and Transactions Between NaviSite and CMGI, Inc.--Investor Rights Agreement" and "Description of Capital Stock--Registration Rights."

                                  UNDERWRITING

    The underwriters named below, acting through their representatives, BancBoston Robertson Stephens Inc., Hambrecht & Quist LLC and FAC/Equities, a division of First Albany Corporation, have severally agreed with us, subject to the terms and conditions of the underwriting agreement, to purchase from us the number of shares of common stock set forth opposite their names below. The underwriters are committed to purchase and pay for all shares if any are purchased.

                                                                        Number
   Underwriter                                                         of Shares
   -----------                                                         ---------
   BancBoston Robertson Stephens Inc..................................
   Hambrecht & Quist LLC..............................................
   FAC/Equities, a division of First Albany Corporation ..............
                                                                          ---
      Total...........................................................
                                                                          ===

    The representatives have advised us that the underwriters propose to offer the shares of common stock to the public at the public offering price on the cover page of this prospectus and to some dealers at that price less a
concession of not in excess of $    per share, of which $    may be reallowed
to other dealers. After this offering, the public offering price, concession and reallowance to dealers may be reduced by the representatives. This reduction will not change the amount of proceeds to be received by us as stated on the cover page of this prospectus. The common stock is offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

    Over-Allotment Option. We have granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus, to purchase up to 825,000 additional shares of common stock at the same price per share as we will receive for the 5,500,000 shares that the underwriters have agreed to purchase. To the extent that the underwriters exercise this option, each of the underwriters will have a firm commitment to purchase approximately the same percentage of the additional shares that the number of shares of common stock to be purchased by it shown in the above table represents as a percentage of the 5,500,000 shares offered in this offering. If purchased, these additional shares will be sold by the underwriters on the same terms as those on which the 5,500,000 shares are being sold. We will be obligated, pursuant to the option, to sell shares to the extent the option is exercised. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the shares of common stock offered hereby. If this option is exercised in full, the total price to the public, underwriting
discounts and commissions and proceeds to us will be $   , $    and $   ,
respectively. The underwriting discount and commission per share is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock.

    NaviSite estimates total expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $1.6 million.

    Indemnity. The underwriting agreement contains covenants of indemnity among the underwriters and us against various civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement.

    Lock-Up Agreements. Each executive officer and director and substantially all of our stockholders have agreed, during the period of 180 days after the date of this prospectus, subject to various exceptions, not to offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of common stock or any options or warrants to purchase any shares of common stock, or any securities convertible into or exchangeable for shares of common stock owned as of the date of this prospectus or thereafter acquired directly by these holders or with respect to which they have the power of disposition, without the prior written consent of BancBoston Robertson Stephens Inc. However, BancBoston Robertson Stephens Inc. may, in its sole discretion and at any time or from time to time, without notice, release all or any portion of securities subject to the lock-up agreements. There are no existing agreements between the representatives and any of our stockholders who have executed a lock-up agreement providing consent to the sale of shares prior to the expiration of the lock-up period.

    In addition, we have agreed that during the lock-up period we will not, without the prior written consent of BancBoston Robertson Stephens Inc., subject to various exceptions:

  . consent to the disposition of any shares held by stockholders subject to lock-up agreements prior to the expiration of the lock-up period; or

  . issue, sell, contract to sell, or otherwise dispose of, any shares of common stock, any options to purchase any shares of common stock or any securities convertible into, exercisable for or exchangeable for shares of common stock other than our sale of shares in this offering, the issuance of our common stock upon the exercise of outstanding options, the issuance of options under existing stock option and incentive plans provided the options do not vest prior to the expiration of the lock-up period and the issuance of our common stock in connection with an acquisition of another company if the terms of such issuance provide that the common stock so issued shall be subject to the terms of the lock-up agreement. Please refer to the information in this prospectus under the heading "Shares Eligible for Future Sale."

    The underwriters have advised us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

    Public Offering Price. Prior to this offering, there has been no public market for the common stock. Consequently, the public offering price for the common stock offered by this prospectus will be determined through negotiations among the representatives and us. Among the factors to be considered in such negotiations, the primary factors are prevailing market conditions, some of our financial information, market valuations of other companies that we and the representatives believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

    Directed Share Program. The underwriters have reserved an aggregate of 275,000 shares of common stock to be issued by us and offered for sale in this offering for purchase from the underwriters through a directed share program by officers, directors and employees of NaviSite. An additional 275,000 shares of common stock to be issued by us and offered for sale in this offering have been reserved for purchase from the underwriters through a directed share program by vendors, business partners, customers and potential customers of NaviSite. In addition, the underwriters have reserved an aggregate of 825,000 shares of common stock to be issued by us and offered for sale in this offering for purchase from the underwriters through a directed share program by United States stockholders of CMGI who hold at least 100 shares of CMGI stock as of August 25, 1999 and who have access to the Internet and a personal e-mail address. These sales will be at the initial public offering price. We cannot assure you that any of the reserved shares will be so purchased. The number of shares of common stock available for sale to the general public in this offering will be reduced by the number of reserved shares sold. Any reserved shares not purchased will be offered to the general public on the same basis as the other shares offered in this offering.

    The CMGI directed share program is being administered by Wit Capital Corporation. Purchases of the reserved shares are to be made through an account at Wit Capital in accordance with Wit Capital's procedures for opening an account and transacting in securities. In addition, Wit Capital is an underwriter of additional shares in the offering. A prospectus in electronic format is being made available on a Web site maintained by Wit Capital. Other than the prospectus in electronic format, the information on Wit Capital's Web site and any information provided on any other Web site maintained by Wit Capital is not part of this prospectus and has not been approved or endorsed by NaviSite or any underwriter and should not be relied upon by prospective investors.

    Participation Rights. Assuming the conversion into common stock of our preferred stock held by Dell and Microsoft, we have agreed to use all commercially reasonable efforts to require that the underwriters offer to Dell and Microsoft in this offering up to an aggregate of 0.5% of the outstanding shares of our common stock, calculated on a fully diluted basis, after giving effect to the sale of shares of common stock in this offering. Because, notwithstanding our commercially reasonable efforts, it is not possible under applicable law to sell shares to Dell and Microsoft in this offering, Dell and Microsoft have waived their respective rights to participate.

    Listing. The common stock has been approved for quotation on the Nasdaq National Market under the symbol "NAVI."

    Stabilization. The representatives have advised us that, pursuant to Regulation M under the Securities Act, some persons participating in this offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A "syndicate covering transaction" is the bid for or the purchase of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with this offering. A "penalty bid" is an arrangement permitting the representatives to reclaim the selling concession otherwise accruing to an underwriter or syndicate member in connection with this offering if the common stock originally sold by such underwriter or syndicate member is purchased by the representatives in a syndicate covering transaction and has therefore not been effectively placed by such underwriter or syndicate member. The representatives have advised us that these transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

    The validity of the common stock offered by this prospectus will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, Boston, Massachusetts. Various legal matters in connection with this offering will be passed upon for the underwriters by Hale and Dorr LLP, Boston, Massachusetts.

                                    EXPERTS

    The consolidated financial statements of the Company as of July 31, 1998 and 1999, and for each of the years in the three-year period ended July 31, 1999, have been included in this prospectus and in the registration statement, of which this prospectus is a part, in reliance on the reports of KPMG LLP, independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in auditing and accounting.

    The financial statements of Servercast Communications, L.L.C., as of December 31, 1997 and June 30, 1998, and for the period from inception (February 6, 1997) through December 31, 1997 and for the six months ended June 30, 1998, have been included in this prospectus and in the registration statement, of which this prospectus is a part, in reliance on the report of KPMG LLP, independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in auditing and accounting.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

    We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement; certain parts of the registration statement are omitted in accordance with the rules and regulations of the Securities and Exchange Commission. For further information about us and the shares of our common stock to be sold in this offering, please refer to the registration statement and the exhibits and schedules which are part of the registration statement. Statements in this prospectus regarding the contents of any contract or any other document to which we refer are not necessarily complete, and in each instance where a copy of the contract or other document has been filed as an exhibit to the registration statement, we refer to the copy so filed. Each statement in this prospectus regarding the contents of the referenced contract or other document is qualified in all respects by our reference to the filed copy.

    You may read and copy any contract, agreement or other document referred to in this prospectus and any portion of our registration statement or any other information from our Securities and Exchange Commission filings at the Securities and Exchange Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the Securities and Exchange Commission. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information about the public reference rooms. Our Securities and Exchange Commission filings, including our registration statement, are also available to you on the Securities and Exchange Commission's Web site (http://www.sec.gov). As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and will file periodic reports, proxy statements and other information with the Securities and Exchange Commission.

    We intend to furnish our stockholders with annual reports containing audited financial statements and make available to our stockholders quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

                                 NAVISITE, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
NaviSite, Inc.

Independent Auditors' Report..............................................  F-2
Consolidated Balance Sheets as of July 31, 1998 and 1999..................  F-3
Consolidated Statements of Operations for the years ended July 31, 1997,
  1998 and 1999...........................................................  F-4
Consolidated Statements of Stockholders' Equity (Deficit) for the years ended July 31, 1997, 1998 and 1999......................................  F-5
Consolidated Statements of Cash Flows for the years ended July 31, 1997,
  1998 and 1999 ..........................................................  F-6
Notes to Consolidated Financial Statements................................  F-7
Servercast Communications, L.L.C.
Independent Auditors' Report.............................................. F-23
Balance Sheets as of December 31, 1997 and June 30, 1998.................. F-24
Statements of Operations for the period from inception (February 6, 1997)
  through December 31, 1997 and for the six months ended June 30, 1998.... F-25
Statements of Members' Equity (Deficit) for the period from inception
  (February 6, 1997) through December 31, 1997 and for the six months ended June 30, 1998..................................................... F-26
Statements of Cash Flows for the period from inception (February 6, 1997)
  through December 31, 1997 and for the six months ended June 30, 1998.... F-27
Notes to Financial Statements............................................. F-28
Unaudited Pro Forma Combined Condensed Financial Data for NaviSite, Inc.
  and Servercast Communications, L.L.C.
Unaudited Pro Forma Combined Condensed Statement of Operations for the
  year ended July 31, 1998................................................ F-32
Notes To Unaudited Pro Forma Combined Condensed Statement of Operations... F-32

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
NaviSite, Inc.:

    We have audited the accompanying consolidated balance sheets of NaviSite, Inc. as of July 31, 1998 and 1999, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the years in the three-year period ended July 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NaviSite, Inc. as of July 31, 1998 and 1999, and the results of its operations and its cash flows for each of the years in the three-year period ended July 31, 1999, in conformity with generally accepted accounting principles.

/s/ KPMG LLP

KPMG LLP

August 27, 1999, except

as to Note 14, which is

as of October 8, 1999

Boston, Massachusetts

                                 NAVISITE, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                      July 31,        Pro Forma
                                                  ------------------  July 31,
                                                    1998      1999      1999
                                                  --------  --------  ---------
                                                     (In thousands, except
                                                          par value)
                     ASSETS
Current assets:
  Cash and cash equivalents.....................  $     --  $  3,352
  Accounts receivable, less allowance for
   doubtful accounts of $7 and $262 at July 31,
   1998 and 1999, respectively..................       489     1,881
  Due from CMGI.................................        --        77
  Prepaid expenses..............................       444       628
  Deferred IPO costs............................        --       831
                                                  --------  --------
Total current assets............................       933     6,769
                                                  --------  --------
Property and equipment, net.....................     3,392    13,159
Deposits........................................       157       389
Goodwill, net of accumulated amortization of $17
 and $220 at July 31, 1998 and 1999,
 respectively...................................       997       794
                                                  --------  --------
Total assets....................................  $  5,479  $ 21,111
                                                  ========  ========
 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Debt to CMGI..................................  $ 11,439  $     --
  Accounts payable..............................       728     2,224
  Accrued expenses and deferred revenue.........     1,410     3,963
  Capital lease obligations, current portion....        61       229
  Software vendor payable, current portion .....       817       708
  Notes payable, current portion................        --     1,000
                                                  --------  --------
Total current liabilities.......................    14,455     8,124
                                                  --------  --------
Capital lease obligations, less current
 portion........................................        90       178
Software vendor payable, less current portion...        --     1,757
Notes payable, less current portion.............     1,000        --
                                                  --------  --------
Total liabilities...............................    15,545    10,059
                                                  --------  --------
  Series C Convertible Redeemable Preferred
   Stock, $.01 par value, 1,095 and 0 shares
   issued and outstanding at July 31, 1999 and
   July 31, 1999 (pro forma), respectively (at
   liquidation value)...........................        --     8,088        --
  Series D Convertible Redeemable Preferred
   Stock, $.01 par value, 993 and 0 shares
   issued and outstanding at July 31, 1999 and
   July 31, 1999 (pro forma), respectively (at
   liquidation value)...........................        --     7,333        --
                                                  --------  --------  --------
Total redeemable preferred stock................        --    15,421        --
                                                  --------  --------  --------
Commitments and contingencies
Stockholders' equity (deficit):
  Series A Convertible Preferred Stock, $.01 par
   value, 1,324 shares authorized; 1,324 and 0
   shares issued and outstanding at July 31,
   1999 and July 31, 1999 (pro forma),
   respectively (liquidating preference of
   $16,409).....................................        --        13        --
  Series B Convertible Preferred Stock, $.01 par
   value, 1,000 shares authorized; 542 and 0
   shares issued and outstanding at July 31,
   1999 and July 31, 1999 (pro forma),
   respectively (liquidating preference of
   $15,039).....................................        --         5        --
  Common Stock, $.01 par value, 30,000 shares
   authorized; 8,051, 69 and 20,816 shares
   issued and outstanding at July 31, 1998, July
   31, 1999, and July 31, 1999 (pro forma),
   respectively.................................        81         1       208
  Additional paid-in capital....................        --    30,291    45,523
  Accumulated deficit...........................   (10,147)  (34,679)  (34,679)
                                                  --------  --------  --------
Total stockholders' equity (deficit)............   (10,066)   (4,369) $ 11,052
                                                  --------  --------  ========
Total liabilities and stockholders' equity
 (deficit)......................................  $  5,479  $ 21,111
                                                  ========  ========

          See accompanying notes to consolidated financial statements.

                                 NAVISITE, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                               Year ended July 31,
                                      ----------------------------------------
                                         1997          1998          1999
                                      ------------ ------------  -------------
                                      (In thousands, except per share data)
Revenue:
  Revenue...........................  $        --  $        158  $       3,461
  Revenue, related parties..........        3,361         3,871          7,058
                                      -----------  ------------  -------------
     Total revenue..................        3,361         4,029         10,519
Cost of revenue.....................        3,494         8,876         20,338
                                      -----------  ------------  -------------
  Gross profit (loss)...............         (133)       (4,847)        (9,819)
                                      -----------  ------------  -------------
Operating expenses:
  Selling and marketing.............          347         2,530          6,888
  General and administrative........          467         1,412          4,823
  Product development...............           --           287          2,620
                                      -----------  ------------  -------------
     Total operating expenses.......          814         4,229         14,331
                                      -----------  ------------  -------------
Loss from operations................         (947)       (9,076)       (24,150)
Other income (expense):
  Interest expense, net.............           (1)          (85)          (347)
  Other expense, net................           --           (11)           (35)
                                      -----------  ------------  -------------
Net loss............................         (948)       (9,172)       (24,532)
Accretion of dividends on Series C
  and D Convertible Redeemable
  Preferred Stock...................           --            --           (172)
                                      -----------  ------------  -------------
Net loss applicable to common
  stockholders......................  $      (948) $     (9,172) $     (24,704)
                                      ===========  ============  =============
Basic and diluted net loss per
  common share......................  $     (0.24) $      (1.14) $       (7.41)
                                      ===========  ============  =============
Basic and diluted weighted average
  number of common shares
  outstanding.......................        4,000         8,017          3,332
                                      ===========  ============  =============
Unaudited pro forma basic and
  diluted net loss per share........                             $       (1.51)
                                                                 =============
Pro forma weighted average number of
  basic and diluted shares
  outstanding.......................                                    16,407
                                                                 =============


          See accompanying notes to consolidated financial statements.

                                 NAVISITE, INC.

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                              Series B
                             Series A        Convertible
                            Convertible       Preferred
                          Preferred Stock       Stock      Common Stock    Additional
                          ----------------  ------------- ---------------   Paid-In   Accumulated  Stockholders'
                          Shares   Amount   Shares Amount Shares   Amount   Capital     Deficit   Equity (Deficit)
                          -------- -------  ------ ------ -------  ------  ---------- ----------- ----------------
                                                             (In thousands)
Balance at August 1,
 1996...................        -- $    --     --  $  --       --  $  --    $    --    $    (27)      $    (27)
  Issuance of common
   stock................        --      --     --     --    8,000     80         --          --             80
  Net loss..............        --      --     --     --       --     --         --        (948)          (948)
                          -------- -------   ----  -----  -------  -----    -------    --------       --------
Balance at July 31,
 1997...................        --      --     --     --    8,000     80         --        (975)          (895)
  Exercise of stock
   options..............        --      --     --     --       51      1         --          --              1
  Net loss..............        --      --     --     --       --     --         --      (9,172)        (9,172)
                          -------- -------   ----  -----  -------  -----    -------    --------       --------
Balance at July 31,
 1998...................        --      --     --     --    8,051     81         --     (10,147)       (10,066)
  Reorganization........     1,324      13     --     --   (8,000)   (80)    15,755          --         15,688
  Conversion of Debt to
   CMGI into Series B
   Convertible Preferred
   Stock................        --      --    542      5       --     --     14,708          --         14,713
  Exercise of stock
   options..............        --      --     --     --       18     --         --          --             --
  Accretion of dividends
   on Series C and D
   Convertible
   Redeemable Preferred
   Stock................        --      --     --     --       --     --       (172)         --           (172)
  Net loss..............        --      --     --     --       --     --         --     (24,532)       (24,532)
                          -------- -------   ----  -----  -------  -----    -------    --------       --------
Balance at July 31, 1999
 .......................     1,324 $    13    542  $   5       69  $   1    $30,291    $(34,679)      $ (4,369)
                          ======== =======   ====  =====  =======  =====    =======    ========       ========


          See accompanying notes to consolidated financial statements.

                                 NAVISITE, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                      Years ended July 31,
                                                    --------------------------
                                                     1997     1998      1999
                                                    -------  -------  --------
                                                         (In thousands)
Cash flows from operating activities:
 Net loss.......................................... $  (948) $(9,172) $(24,532)
 Adjustments to reconcile net loss to net cash used
   for operating activities:
  Depreciation and amortization....................     126      574     2,081
  Loss on disposal of assets.......................      --       11        39
  Provision for bad debts..........................      --        8       275
  Changes in operating assets and liabilities, net
    of impact of acquisition in 1998:
   Accounts receivable.............................    (245)    (155)   (1,667)
   Due from CMGI ..................................      --       --       (77)
   Prepaid expenses................................     (94)    (334)      739
   Deferred IPO costs..............................      --       --      (335)
   Deposits........................................    (114)     (43)     (232)
   Accounts payable................................     544      (17)    1,000
   Accrued expenses................................      87    1,271     2,553
                                                    -------  -------  --------
     Net cash used for operating activities........    (644)  (7,857)  (20,156)
                                                    -------  -------  --------
Cash flows from investing activities:
 Purchases of property and equipment...............  (1,553)  (1,181)   (9,767)
 Acquisition of business...........................      --      (45)       --
                                                    -------  -------  --------
     Net cash used for investing activities........  (1,553)  (1,226)   (9,767)
                                                    -------  -------  --------
Cash flows from financing activities:
 Proceeds from increase in debt to CMGI, net.......   2,197    9,166    18,962
 Proceeds from issuance of Series C and D
   Convertible Redeemable Preferred Stock, net of
   financing costs of $109 and $99, respectively...      --       --    15,249
 Proceeds from exercise of stock options...........      --        1        --
 Payments of capital lease obligations.............      --      (46)     (122)
 Payments of software vendor obligations...........      --      (38)     (814)
                                                    -------  -------  --------
     Net cash provided by financing activities.....   2,197    9,083    33,275
                                                    -------  -------  --------
Net increase in cash...............................      --       --     3,352
Cash, beginning of period..........................      --       --        --
                                                    -------  -------  --------
Cash, end of period................................ $    --  $    --  $  3,352
                                                    =======  =======  ========
Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest........................................... $    --  $    15  $     77
                                                    =======  =======  ========

          See accompanying notes to consolidated financial statements.

                                 NAVISITE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          July 31, 1997, 1998 and 1999

(1) Description of Business

    NaviSite, Inc. (the "Company") is a leading provider of business critical Internet outsourcing solutions, specializing in high-end Web hosting and application services for companies conducting business on the Internet. Substantially all revenues are generated from customers in the United States.

(2) Summary of Significant Accounting Policies

 (a) Basis of Presentation

    The Company is a majority owned subsidiary of CMGI, Inc. ("CMGI" or "Parent"). The Company commenced operations in July 1996 and was incorporated on February 3, 1997 as CMG Information Technology, Inc. (subsequently renamed NaviSite Internet Services Corporation). On December 28, 1998, the assets and liabilities of the Company were contributed to a newly-formed subsidiary, NaviSite, Inc. The assets and liabilities were recorded at historical amounts as the entities were under common control. The accompanying consolidated financial statements, which have been prepared as if the Company had operated as a separate stand-alone entity for all periods presented, include only revenue and expenses attributable to the Company since it commenced operations in July 1996.

    The consolidated financial statements include certain allocations from CMGI for certain general and administrative expenses such as rent, legal services, insurance, and employee benefits. Allocations are based primarily on headcount. Management believes that the method used to allocate the costs and expenses is reasonable; however, such allocated amounts may or may not necessarily be indicative of what actual expenses would have been incurred had the Company operated independently of CMGI.

 (b) Principles of Consolidation

    The accompanying financial statements include the accounts of the Company and its wholly owned subsidiary, Servercast Communications, L.L.C. ("Servercast") after elimination of all significant intercompany balances and transactions.

 (c) Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

 (d) Revenue Recognition

    Revenue consists of monthly fees for server hosting, systems administration, application rentals and Web site management services. Revenue (other than installation fees) is generally billed and recognized over the term of the contract, generally one year, based on actual usage. Installation fees are typically recognized at the time that installation occurs. Payments received in advance of providing services are deferred until the period such services are provided.

                                 NAVISITE, INC.

                          July 31, 1997, 1998 and 1999


 (e) Cash

    Under an arrangement with CMGI, the Company maintained a zero balance cash account. Cash required by the Company for the funding of its operations was provided as needed with a corresponding increase to the "Debt to CMGI" account. Customer receipts and other cash receipts of the Company were remitted to CMGI upon receipt by the Company and serve to reduce the "Debt to CMGI" account.

    During fiscal 1998, non-cash investing activities included the acquisition of Servercast (see note 4) in exchange for term notes totaling $1,000,000.

    During fiscal 1999, non-cash financing activities included the issuance of 1,323,953 shares of the Company's Series A Convertible Preferred Stock ("Series A Preferred Stock") in exchange for 8,000,000 shares of the Company's common stock and $15,767,600 reduction in debt to CMGI and the issuance of 541,859 shares of the Company's Series B Convertible Preferred Stock ("Series B Preferred Stock") in exchange for a $14,713,000 reduction in debt to CMGI (see note 9). Non-cash financing activities also included a software licensing arrangement, including services and maintenance of $923,000, for an aggregate of $2.5 million, payable over a three-year period. The Company has recorded deferred IPO costs of $496,000, which are included in accrued expenses at July 31, 1999.

    The Company purchased $195,000 and $378,000 of equipment under capital lease obligations during the fiscal years ended July 31, 1998 and 1999, respectively.

 (f) Software Development Costs

    Software development costs are accounted for under Statement of Financial Accounting Standard ("SFAS") No. 86, Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed ("SFAS 86"). Capitalization of software development costs commences upon the establishment of technological feasibility. To date, all such amounts have been insignificant, and, accordingly, the Company has charged all such costs to product development expense.

 (g) Property and Equipment

    Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements and assets acquired under capital leases are amortized using the straight-line method over the shorter of the lease term or estimated useful life of the asset. Expenditures for maintenance and repairs are charged to expense as incurred.

 (h) Goodwill

    Goodwill relates to the Company's purchase of its wholly owned subsidiary, Servercast, in July 1998 (see note 4). Such costs are being amortized on a straight-line basis over five years, the period expected to be benefited.

 (i) Accounting for Impairment of Long-Lived Assets

    The Company assesses the need to record impairment losses on long-lived assets used in operations when indicators of impairment are present. On an ongoing basis, management reviews the value and period of amortization or depreciation of long-lived assets, including goodwill. During this review, the significant assumptions used in determining the original cost of long-lived assets are reevaluated. Although the

                                 NAVISITE, INC.

                          July 31, 1997, 1998 and 1999

assumptions may vary from transaction to transaction, they generally include revenue growth, operating results, cash flows and other indicators of value. Management then determines whether there has been a permanent impairment of the value of long-lived assets by comparing future undiscounted cash flows to the asset's carrying value. If the estimated future undiscounted cash flows exceed the carrying value of the asset, a loss is recorded as the excess of the asset's carrying value over fair value.

 (j) Income Taxes

    The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company is currently greater than 80% owned by CMGI, and as such, CMGI realizes the full benefit of all federal and part of the state net operating losses that have been incurred by the Company. Therefore, such net operating losses incurred by the Company will have no future benefit to the Company. The tax sharing agreement between the Company and CMGI requires the Company to reimburse CMGI for the amounts it contributes to the consolidated tax liability of the CMGI group; however, under the policy, CMGI is not obligated to reimburse the Company for any losses utilized in the consolidated CMGI group.

 (k) Advertising Costs

    The Company recognizes advertising costs as incurred. The Company did not incur any advertising costs during fiscal 1997. Advertising expense was approximately $266,000 and $417,000 for the fiscal years ended July 31, 1998 and 1999, respectively.

 (l) Stock-Based Compensation Plans

    The Company has adopted SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS 123"). As permitted by SFAS 123, the Company measures compensation cost in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB No. 25"), and related interpretations. Accordingly, no accounting recognition is given to stock options granted at fair market value until they are exercised. Upon exercise, net proceeds, including income tax benefits realized, are credited to equity. Therefore, the adoption of SFAS 123 was not material to the Company's financial condition or results of operations; however, the pro forma impact on earnings has been disclosed in the notes to the Consolidated Financial Statements as required by SFAS 123 (see note 10).

 (m) Historical and Unaudited Pro Forma Basic and Diluted Net Loss per Share

    The Company has adopted SFAS No. 128, Earnings Per Share ("SFAS 128"). In accordance with SFAS No. 128, basic earnings (loss) per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period, using either the "as-if-converted" method for convertible preferred stock or the treasury stock method for options, unless such amounts are anti-dilutive.

                                 NAVISITE, INC.

                          July 31, 1997, 1998 and 1999

    As described in note 9, conversion of all preferred stock and amounts due to CMGI, if any, outstanding at July 1, 1999, will occur upon the completion of a qualified public offering of the Company's common stock. The unaudited pro forma basic and diluted net loss per share information included in the accompanying consolidated statements of operations for the fiscal year ended July 31, 1999 reflects the impact on unaudited pro forma basic and diluted net loss per share of such conversion as of the beginning of each period or date of issuance, if later, using the "as-if-converted" method.

    The reconciliation of the numerators and denominators of the unaudited pro forma basic and diluted net loss per share computation for the Company's reported net loss for the year ended July 31, 1999 is as follows (in thousands, except per share data):

   Numerator:

   Net loss......................................................... $(24,704)
                                                                     --------
   Denominator:
     Common shares outstanding......................................    3,331
     Assumed conversion of preferred stock..........................   13,076
                                                                     --------
        Weighted average number of pro forma basic and diluted
          shares outstanding........................................   16,407
                                                                     ========
   Pro forma basic and diluted net loss per share................... $  (1.50)
                                                                     ========

See also Note 14.

 (n) Segment Reporting

    The Company has adopted the provisions of SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information ("SFAS 131"), effective August 1, 1998. SFAS 131 establishes standards for the way that public business enterprises report selected information about operating segments in annual and interim financial statements. It also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS 131 requires the use of the "management approach" in disclosing segment information, based largely on how senior management generally analyzes the business operations. The Company currently operates in only one segment, and as such, no additional disclosures are required.

 (o) New Accounting Pronouncements

    In March 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants ("AcSEC") issued Statement of Position 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 requires the capitalization of certain internal costs related to the implementation of computer software obtained for internal use. The Company is required to adopt this standard in the first quarter of fiscal year 2000, and expects that the adoption of SOP 98-1 will not have a material impact on its financial position or its results of operations.

    In April 1998, the AcSEC issued Statement of Position 98-5, "Reporting Costs of Start-Up Activities" ("SOP 98-5"). Under SOP 98-5, the cost of start-up activities should be expensed as incurred. Start-up activities are broadly defined as those one-time activities related to opening a new facility, introducing a new product or service, conducting business in a new territory, conducting business with a new class of customer, commencing some new operation or organizing a new entity. SOP 98-5 is effective for the Company's fiscal 2000 consolidated financial statements. The Company does not expect its adoption to have a material impact on its financial position or results of operations.

                                 NAVISITE, INC.

                          July 31, 1997, 1998 and 1999


    In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"). SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as "derivatives") and for hedging activities. SFAS 133 requires the recognition of all derivatives as either assets or liabilities in the statement of financial position and the measurement of those instruments at fair value. The Company is required to adopt this standard in the first quarter of fiscal year 2001 pursuant to SFAS No. 137 (issued in June 1999), which delays the adoption of SFAS 133 until that time. The Company expects that the adoption of SFAS 133 will not have a material impact on the its financial position or its results of operations.

 (p) Deferred IPO Costs

    The Company has deferred $831,000 of direct and incremental costs associated with its initial public offering. Upon completion of the offering, such amounts will be recorded as a reduction of the proceeds raised in the offering. If the offering is unsuccessful, all deferred IPO costs will be charged to operations.

(3) Property and Equipment

                                                                  July 31,
                                            Estimated          ---------------
                                           Useful Life          1998    1999
                                    -------------------------- ------  -------
                                                               (In thousands)
Office furniture and equipment....           5 years           $  232  $   341
Computer equipment................           3 years            1,197    2,520
Software licenses.................  3 years or life-of-license  1,390    4,213
Leasehold improvements............   4 years or life-of-lease   1,256    2,760
Leasehold improvements in progress
  ................................                                --     5,838
                                                               ------  -------
                                                                4,075   15,672
Less: Accumulated depreciation and
  amortization....................                               (683)  (2,513)
                                                               ------  -------
                                                               $3,392  $13,159
                                                               ======  =======

    The cost and related accumulated amortization of property and equipment held under capital leases is as follows:

                                                                     July 31,
                                                                    -----------
                                                                    1998  1999
                                                                    ----- -----
                                                                        (In
                                                                    thousands)
   Cost............................................................ $ 195 $ 573
   Accumulated amortization........................................    60   186
                                                                    ----- -----
                                                                    $ 135 $ 387
                                                                    ===== =====

                                 NAVISITE, INC.

                          July 31, 1997, 1998 and 1999


(4) Acquisition of Servercast Communications, L.L.C.

    In July 1998, the Company acquired Servercast Communications, L.L.C. ("Servercast"), a leading provider of high-performance Internet outsourcing solutions. The Company issued $1,000,000 in term notes with principal payable on January 2, 2000. CMGI has guaranteed the payment of these term notes. Interest accrues at the rate of 5.5% and is payable in three equal installments on January 2, 1999, July 2, 1999 and January 2, 2000. The total purchase price for Servercast was valued at $1,045,000, including acquisition costs of $20,000, and bridge notes receivable of $25,000.

    Total purchase price was allocated as follows (in thousands):

            Working capital deficit ............. $ (140)
            Property and equipment...............    171
            Goodwill.............................  1,014
                                                  ------
            Purchase price....................... $1,045
                                                  ======

    The acquisition has been accounted for using the purchase method, and, accordingly, the purchase price has been allocated to the assets purchased and liabilities assumed based upon their fair values at the dates of acquisition. The results of operations of Servercast have been included in the Company's consolidated financial statements from July 1, 1998.

    The portion of the purchase price allocated to goodwill is being amortized on a straight-line basis over five years. Amortization of goodwill resulting from the acquisition of Servercast was approximately $17,000 for the one month period in the fiscal year ended July 31, 1998 in which Servercast was owned by the Company and $203,000 for the year ended July 31, 1999.

    The following table represents the unaudited pro forma results of operations of the Company for the years ended July 31, 1997 and 1998, as if the Servercast purchase had occurred at the beginning of the respective periods. These pro forma results include adjustments for the amortization of goodwill and increased interest expense on debt related to the acquisition. They have been prepared for comparative purposes only and do not purport to be indicative of what would have occurred had the acquisition been made at the beginning of the respective periods or of results that may occur in the future.

                                                    Year Ended    Year Ended
                                                   July 31, 1997 July 31, 1998
                                                   ------------- -------------
                                                           (unaudited)
                                                         (In thousands)
   Revenues.......................................    $ 3,640       $ 4,390
                                                      =======       =======
   Net loss.......................................     (1,437)       (9,704)
                                                      =======       =======
   Basic and diluted net loss per common share ...    $ (0.36)      $ (1.21)
                                                      =======       =======
   Basic and diluted weighted average number of
     common shares outstanding ...................      4,000         8,017
                                                      =======       =======

                                 NAVISITE, INC.

                          July 31, 1997, 1998 and 1999


(5) Debt to CMGI

    Commencing in February 1998, advances made by CMGI to the Company accrued interest at the annual rate of 7%. In December 1998, advances of $15,767,600 from CMGI, including accrued interest thereon, were converted into 1,323,953 shares of Series A Preferred Stock. These advances were made by CMGI to the Company from inception through October 1998. In May 1999, the Company formalized its borrowing arrangement with CMGI and executed a secured convertible demand note with CMGI dated as of May 1, 1999 (the "Secured Convertible Demand Note"). The Secured Convertible Demand Note covers advances made by CMGI to the Company for periods commencing in November 1998. Under the Secured Convertible Demand Note, advances and accrued interest may be prepaid without penalty. Advances outstanding under this note are secured by substantially all assets and intellectual property of the Company, and principal and accrued interest may be converted at the option of CMGI into shares of Series B Preferred Stock. The number of Series B Preferred shares to be issued upon conversion of each borrowing represented by the note is based on the estimated fair value of the Company at the end of the quarter in which such borrowing is made. (The conversion price applicable to advances made and interest accrued during a fiscal quarter in which an offering triggering automatic conversion into Company common stock of Series B Preferred Stock occurs is equal to the public offering price per share, and the conversion price applicable to advances made and interest accrued during a fiscal quarter in which CMGI elects to connect those advances or that interest prior to the end of that fiscal quarter is the conversion price in effect for the immediately preceding fiscal quarter). Effective June 4, 1999, CMGI elected to convert advances and accrued interest outstanding at May 31, 1999 in the amount of $14,713,000 into 541,859 shares of Series B Convertible Preferred Stock. See also Note 9.

    Average balances outstanding in Debt to CMGI for the years ended July 31, 1997, 1998, and 1999 amounted to $965,000, $6,113,000 and $8,107,000, respectively.

(6) Accrued expenses

    Accrued expenses and deferred revenue consist of the following:

                                                                    July 31,
                                                                  -------------
                                                                   1998   1999
                                                                  ------ ------
                                                                       (In
                                                                   thousands)
Accrued payroll, benefits and commissions........................ $  355 $1,157
Deferred revenue.................................................      1    701
Accrued IPO costs ...............................................      0    496
Other ...........................................................  1,054  1,609
                                                                  ------ ------
                                                                  $1,410 $3,963
                                                                  ====== ======

(7) Commitments and Contingencies

  (a) Leases

    CMGI has entered into noncancelable operating leases on behalf of the Company covering certain of its office facilities and equipment which expire through 2012. In addition, the Company pays CMGI for office facilities used as the Company's headquarters for which it is charged based upon an allocation of the total costs for the facilities at market rates. Substantially all leases for real property have been guaranteed by CMGI.

    Total rent expense amounted to $1,722,000, $3,567,000 and $5,983,000 for the years ended July 31, 1997, 1998 and 1999, respectively.

                                 NAVISITE, INC.

                          July 31, 1997, 1998 and 1999


    Additionally, CMGI leases certain property and equipment for the benefit of the Company under capital lease obligations expiring through 2002. CMGI charges the Company the actual lease fees under these arrangements.

    Minimum annual rental commitments are as follows as of July 31, 1999:

                                                               Operating Capital
                                                                Leases   Leases
                                                               --------- -------
                                                                (In thousands)
   2000.......................................................  $11,155   $249
   2001.......................................................    9,101    156
   2002.......................................................    6,248     43
   2003.......................................................    3,929     --
   2004 ......................................................    4,633     --
   Thereafter ................................................   15,245     --
                                                                -------   ----
                                                                $50,311    448
                                                                =======
   Less amounts representing interest.........................              41
                                                                          ----
   Present value of future minimum lease payments.............             407
   Less current portion of capital lease obligations..........             229
                                                                          ----
   Long-term portion of capital lease obligations.............            $178
                                                                          ====

    In May 1999, the Company agreed to lease an additional 150,000 square feet in Andover, Massachusetts over an initial lease term of 12 years. Further, the Company made a cash payment to the developers of $5.7 million to fund construction of leasehold improvements and provided a letter of credit for $4.0 million as a construction and lease security deposit and is committed to provide $2.5 million as an additional security deposit. Also, in May 1999, the Company agreed to lease a 66,000 square foot facility in San Jose, California for a lease term of seven years. Further, the Company has made a lease deposit of $252,000 and provided a letter of credit for $2.4 million as a lease security deposit to be reduced annually based on the remaining term of the lease. CMGI has guaranteed both of these leases. CMGI will be released from the Andover guaranty upon the earlier of the completion of an initial public offering or the date on which the Company occupies the premises and begins to pay rent. CMGI will be released from the San Jose guaranty within 15 days of the later of the closing of this offering and the execution by the Company of a letter of credit in the amount of approximately $2.4 million.

    The Company is currently finalizing construction contracts in connection with its new facilities in San Jose, California and Andover, Massachusetts. If the Company executes either or both of these contracts prior to the completion of the initial public offering, CMGI will be required to execute a guarantee on the Company's behalf with respect to each executed contract. Each contract provides that CMGI will be released from any related guarantee upon completion of the initial public offering. In connection with the construction contract for the new Andover, Massachusetts facility, the Company will be required, upon CMGI's release from its guarantee or, if the contract is executed after the completion of the initial public offering, upon execution of the contract, to obtain a letter of credit in the amount of the remaining balance due under the contract, which is currently estimated to be less than $15 million.

  (b) Litigation

    The Company is subject to legal proceedings and claims which arise in the ordinary course of its business. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the consolidated financial position or results from operations of the Company.

                                 NAVISITE, INC.

                          July 31, 1997, 1998 and 1999


(8) Income Taxes

    No provision for federal or state income taxes has been recorded as the Company incurred net operating losses for all periods presented. At July 31, 1999, the Company had no federal net operating loss carryforwards available to offset future taxable income as the Company's parent, CMGI, has utilized substantially all of the Company's federal net operating losses through July 31, 1999. The Company has recorded a full valuation allowance against its deferred tax assets since management believes that, after considering all the available objective evidence, both positive and negative, historical and prospective, with greater weight given to historical evidence, it is more likely than not that these assets will not be realized. No income tax benefit has been recorded for all periods presented because of the valuation allowance.

    Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities that give rise to significant portions of federal deferred tax assets (liabilities) are comprised of the following:

                                                                     July 31,
                                                                    -----------
                                                                    1998   1999
                                                                    -----  ----
                                                                       (In
                                                                    thousands)
   Deferred tax assets:
     Accruals and reserves........................................  $ 247  $300
     Depreciation and amortization ...............................     37   182
                                                                    -----  ----
   Total deferred tax assets......................................    284   482
   Less: Valuation allowance......................................   (284) (482)
                                                                    -----  ----
   Net deferred taxes.............................................  $  --  $ --
                                                                    =====  ====

(9) Stockholders' Equity

    In October 1998, the Company's stockholders authorized 5,000,000 shares of preferred stock of which 1,323,953 shares have been designated as Series A Preferred Stock. In May 1999, the Company's stockholders authorized 1,000,000 shares to be designated as Series B Preferred Stock, 1,095,472 shares to be designated as Series C Convertible Preferred Stock ("Series C Preferred Stock") and 993,243 shares to be designated as Series D Convertible Preferred Stock ("Series D Preferred Stock"). The remaining shares have not been designated.

 (a) Series A Preferred Stock

    In December 1998, the Board of Directors authorized and issued 1,323,953 shares of Series A Preferred Stock in exchange for 8,000,000 shares of common stock and $15,767,600 in principal amount of Debt to CMGI. The Series A Preferred Stock is entitled to receive annual dividends at 7% commencing November 1, 1998, as and if declared. No dividends have been declared or paid by the Company. The Series A Preferred Stock is voting and is convertible into 10 shares of common stock subject to certain adjustments. In the event of any liquidation, dissolution or winding up of the Company, the Series A Preferred Stock has a liquidation preference of $11.91 per share plus dividends of 7% compounded annually beginning on November 1, 1998. The Series A Preferred Stock is convertible into common stock immediately at the option of the holder, and automatically converts into common stock upon the completion of a qualifying initial public offering.

    At July 31, 1999, 13,239,530 shares of common stock have been reserved for issuance upon the conversion of the Series A Preferred Stock.

                                 NAVISITE, INC.

                          July 31, 1997, 1998 and 1999


 (b) Series B Preferred Stock

    In May 1999, the Board of Directors approved the designation of 1,000,000 shares of the Company's preferred stock as Series B Preferred Stock. Effective June 4, 1999, CMGI elected to convert the advances and accrued interest outstanding under the Secured Convertible Demand Note as of January 31, 1999, April 30 and May 31, 1999, in the aggregate amount of $14,713,000 into 541,859 shares of Series B Preferred Stock. The conversion of advances and accrued interest into Series B Preferred Stock was based on the estimated fair value of the Company as of the end of each of the fiscal quarters in which such advances were made, except with respect to the advances converted as of June 4, 1999, prior to the end of the fiscal quarter. Under the terms of the Secured Convertible Demand Note, advances converted prior to the end of the fiscal quarter in which they were made are converted based upon the conversion price in effect for the immediately preceding fiscal quarter. Based on an enterprise valuation determined through a discounted cash flow analysis for the fiscal quarter ended January 31, 1999, $5,347,705 of advances and accrued interest were converted at a per share price of $12.74 into 419,738 shares of Series B Preferred Stock. Based on an enterprise valuation determined through arms' length negotiations with, and subsequent sales of Series C Preferred Stock and Series D Preferred Stock to, two unaffiliated third parties on June 4, 1999, a per share valuation of $76.68 was utilized to convert $5,413,117 and $3,952,110 of advances and accrued interest into 70,594 and 51,527 shares of Series B Preferred Stock, respectively.

    The Series B Preferred Stock is entitled to received noncumulative annual dividends at 7%, as and if declared. No dividends have been declared or paid by the Company. The Series B Preferred Stock is fully participating, voting and convertible into 10 shares of common stock, subject to certain adjustments. In the event of any liquidation, dissolution or winding up of the Company, the Series B Preferred Stock ranks pari passu with the Series A Preferred Stock, and has a liquidation preference equal to its purchase price plus dividends computed at 7% per annum. The Series B Preferred Stock is convertible into common stock immediately at the option of the holder and automatically converts into common stock upon the completion of a qualifying initial public offering.

    At July 31, 1999, 5,418,590 shares of common stock have been reserved for issuance upon the conversion of the Series B Preferred Stock. See also Note 14.

 (c) Series C Preferred Stock

    In May 1999, the Board of Directors approved the designation of 1,095,472 shares of the Company's preferred stock as Series C Preferred Stock. The Series C Preferred Stock is entitled to receive noncumulative annual dividends at 7%, as and if declared. No dividends have been declared or paid by the Company. The Series C Preferred Stock is fully participating, voting and convertible at the option of the holder into shares of common stock at $7.40 per share, subject to certain adjustments. In the event of any liquidation, dissolution or winding up of the Company, the Series C Preferred Stock ranks pari passu with the Series A and B Preferred Stock and has a liquidation preference equal to its purchase price plus dividends computed at 7% per annum. The Series C Preferred Stock automatically converts into common stock upon the completion of a qualifying initial public offering. On or after the fifth anniversary of the purchase date, the Series C Preferred Stock is redeemable, either at the written election of a majority of the holders of Series C Preferred Stock or at the option of the Company, at a price equal to its purchase price plus dividends computed at 7% per annum. Holders of Series C Preferred Stock may participate in future issuances of equity instruments, as defined. In June 1999, the Company sold 1,095,472 Series C preferred shares for $7,997,493, net of issuance costs of $109,000.

    At July 31, 1999, 1,095,472 shares of common stock have been reserved for issuance upon the conversion of the Series C Preferred Stock.

                                 NAVISITE, INC.

                          July 31, 1997, 1998 and 1999


 (d) Series D Preferred Stock

    In May 1999, the Board of Directors approved the designation of 993,243 shares of the Company's preferred stock as Series D Preferred Stock. The Series D Preferred Stock is entitled to receive noncumulative annual dividends at 7%, as and if declared. No dividends have been declared or paid by the Company. The Series D Preferred Stock is fully participating, voting and convertible at the option of the holder into shares of common stock at $7.40 per share, subject to certain adjustments. In the event of any liquidation, dissolution or winding up of the Company the Series D Preferred Stock ranks pari passu with the Series A, B and C Preferred Stock and has a liquidation preference equal to its purchase price plus dividends computed at 7% per annum. The Series D Preferred Stock automatically converts into common stock upon the completion of a qualifying initial public offering. On or after the fifth anniversary of the purchase date, the Series D Preferred Stock is redeemable, either at the written election of a majority of the holders of Series D Preferred Stock or at the option of the Company, at a price equal to its purchase price plus dividends computed at 7% per annum. Holders of Series D Preferred Stock may participate in future issuances of equity instruments, as defined. In June 1999, the Company sold 993,243 Series D preferred shares for $7,252,000, net of issuance costs of $99,000.

    At July 31, 1999, 993,243 shares of common stock have been reserved for issuance upon the conversion of the Series D Preferred Stock.

 (e) Unaudited Pro Forma Balance Sheet

    Concurrent with the closing of a qualifying initial public offering, amounts due to CMGI, if any, will convert into Series B Preferred Stock, and all the outstanding shares of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock will convert into shares of the Company's common stock. The assumed conversion of convertible preferred stock into an aggregate of 20,746,835 shares of Common Stock has been reflected in the unaudited pro forma balance sheet as of July 31, 1999. See also note 12.

(10) Stock Option Plans

 (a) NaviSite 1998 Equity Incentive Plan

    In December 1998, the Company's Board of Directors and Stockholders approved the 1998 Equity Incentive Plan, as amended (the "1998 Plan"). The 1998 plan replaced NaviSite Internet Services Corporation's 1997 Equity Incentive Plan (the "1997 Plan"). All options outstanding under the 1997 Plan were cancelled and replaced with an equivalent amount of options issued in accordance with the 1998 Plan. Under the 1998 Plan, non-qualified stock options or incentive stock options may be granted to the Company's or its affiliates' employees, directors and consultants, as defined, up to a maximum number of shares of common stock not to exceed 2,500,000 shares. In August 1999, the Board of Directors approved an increase in the number of shares authorized under the 1998 Plan to 5,562,212. The Board of Directors administers this plan, selects the individuals to whom options will be granted and determines the number of shares and exercise price of each option. Options are granted at estimated fair market value based on third-party valuations or cash equity transactions with unrelated parties (when available). Options granted under the 1998 Plan have a five-year maximum term and typically vest over a four year period, with 25% of options granted becoming exercisable one year from the date of grant and the remaining 75% vesting monthly for the next thirty-six (36) months. The following table reflects activity and historical exercise prices of stock options under the Company's 1998 Plan for the three years ended July 31, 1999.

                                 NAVISITE, INC.

                          July 31, 1997, 1998 and 1999


                                 1997               1998                1999
                          ------------------ ------------------- -------------------
                                    Weighted            Weighted            Weighted
                                    Average             Average             Average
                          Number of Exercise Number of  Exercise Number of  Exercise
                           Shares    Price    Shares     Price    Shares     Price
                          --------- -------- ---------  -------- ---------  --------
Options outstanding,
  beginning of year.....         --  $  --   1,073,000   $0.01   1,545,750   $0.16
Granted.................  1,073,000   0.01     842,500    0.31   1,434,229    4.30
Exercised...............         --     --     (51,019)   0.01     (18,319)   0.01
Cancelled...............         --     --    (318,731)   0.05    (530,998)   0.45
                          ---------  -----   ---------   -----   ---------   -----
Options outstanding, end
  of year...............  1,073,000  $0.01   1,545,750   $0.16   2,430,662   $2.54
                          =========  =====   =========   =====   =========   =====
Options exercisable, end
  of year...............     96,250  $0.01     296,552   $0.01     640,663   $0.09
                          =========  =====   =========   =====   =========   =====
Options available for
  grant, end of year....    927,000            403,231                  --
                          =========          =========           =========

    The following table summarizes information about the Company's stock options outstanding at July 31, 1999:

                      Options Outstanding              Options Exercisable
               -------------------------------------  -----------------------
                              Weighted
                               Average
                              Remaining    Weighted                 Weighted
  Range of                   Contractual   Average                  Average
  Exercise       Number         Life       Exercise     Number      Exercise
   Prices      Outstanding     (years)      Price     Outstanding    Price
  --------     -----------   -----------   --------   -----------   --------
$0.01--$0.17      961,392        2.9        $0.06       584,543      $0.04
$0.18--$1.00      362,791        4.0        $0.77        56,120      $0.57
$1.01--$1.28      380,750        4.5        $1.21            --         --
$1.29--$7.40      725,729        4.7        $7.40            --         --
                ---------                               -------      -----
                2,430,662        3.9        $2.54       640,663      $0.09
                =========                               =======      =====

 (b) Director Stock Option Plan

    In December 1998, the Company's Board of Directors and Stockholders approved the 1998 Director Stock Option Plan (the "1998 Director Plan"). Under the 1998 Director Plan, each NaviSite director (who is not also an employee of NaviSite, any subsidiary of NaviSite or of CMGI) is entitled to receive, upon the date of his or her election, a non-statutory option to purchase common stock as defined. A maximum number of 125,000 shares of common stock are authorized for issuance under the 1998 Director Plan. Each automatic grant will have an exercise price equal to the current fair market value of the common stock at the time of grant and will have a maximum term of ten years, subject to earlier termination following the optionee's cessation of service on the board of directors. Each automatic option grant shall vest and become exercisable with respect to 20% of the options granted on the first anniversary of the date of the grant, and shall become exercisable with respect to an additional 20% on the date of each annual stockholders' meeting at which the option-holder is re-elected as director.

    As of July 31, 1999, 50,000 options were granted and outstanding under the 1998 Director Plan with a weighted average exercise price of $0.34. See also
Note 14.

                                 NAVISITE, INC.

                          July 31, 1997, 1998 and 1999


 (c) CMGI 1986 Stock Option Plan

    Certain NaviSite employees have been granted options for the purchase of CMGI common stock under the CMGI 1986 Stock Option Plan (the "1986 Plan"). Options under the 1986 Plan are granted at fair market value on the date of the grant and are generally exercisable in equal cumulative installments over a four-to-ten year period beginning one year after the date of grant. Outstanding options under the 1986 Plan expire through 2007. Under the 1986 Plan, non-qualified stock options or incentive stock options may be granted to CMGI's or its subsidiaries' employees, as defined. The Board of Directors of CMGI administers this plan, selects the individuals to whom options will be granted and determines the number of shares and exercise price of each option. The following table reflects activity and historical exercise prices of stock options granted to Company employees under the 1986 Plan for the three years ended July 31, 1999:

                                 1997               1998               1999
                          ------------------ ------------------ ------------------
                                    Weighted           Weighted           Weighted
                                    Average            Average            Average
                           Number   Exercise  Number   Exercise  Number   Exercise
                          of Shares  Price   of Shares  Price   of Shares  Price
                          --------- -------- --------- -------- --------- --------
Options outstanding,
  beginning of year.....    36,080   $0.51     20,880   $1.41     88,840   $ 2.26
Granted.................     8,000    1.95     80,000    2.31    331,600    44.19
Exercised...............   (23,200)   0.19    (12,040)   1.10    (33,671)    2.23
                           -------            -------            -------
Options outstanding, end
  of year...............    20,880   $1.41     88,840   $2.26    386,769   $38.21
                           =======   =====    =======   =====    =======   ======
Options exercisable, end
  of year...............     6,426   $0.96      1,670   $1.78      7,000   $ 2.29
                           =======   =====    =======   =====    =======   ======

    The following table summarizes information about stock options granted to Company employees under the 1986 Plan outstanding at July 31, 1999:

                           Options Outstanding        Options Exercisable
                     -------------------------------- --------------------
                                  Weighted
                                   Average
                                  Remaining  Weighted             Weighted
                                 Contractual Average              Average
   Range of            Number       Life     Exercise   Number    Exercise
   Exercise Prices   Outstanding   (years)    Price   Outstanding  Price
   ---------------   ----------- ----------- -------- ----------- --------
   $1.61--$1.95          3,501       2.1     $  1.88       333     $1.78
   $1.96--$2.50         51,668       3.2     $  2.31     6,667      2.31
   $2.51--$10.00       231,600       4.1     $ 10.00        --        --
   $10.01--$125.00     100,000       4.7     $123.38        --        --
                       -------                           -----
                       386,769       4.1     $ 38.21     7,000     $2.29
                       =======                           =====

    SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), sets forth a fair-value based method of recognizing stock-based compensation expense. As permitted by SFAS No. 123, the Company has elected to continue to apply APB No. 25 to account for the stock-based compensation plans in which the Company's employees participate. Had compensation cost for awards in fiscal 1997, 1998 and 1999 under the three stock-based compensation plans in which the Company's employees participate been determined based on the fair value method set forth under SFAS 123, the pro forma effect on the Company's net loss would have been as follows:

                              Year Ended       Year Ended         Year Ended
                            July 31, 1997    July 31, 1998       July 31, 1999
                            --------------  -----------------  ------------------
                               As     Pro      As       Pro       As       Pro
                            Reported Forma  Reported   Forma   Reported   Forma
                            -------- -----  --------  -------  --------  --------
   Net loss applicable to
     common stockholders
     (in thousands)........  $(948)  $(955) $(9,172)  $(9,273) $(24,704) $(26,161)
                             =====   =====  =======   =======  ========  ========
   Net loss per share......  $(.24)  $(.24)  $(1.14)   $(1.16)   $(7.41)   $(7.85)
                             =====   =====  =======   =======  ========  ========

                                 NAVISITE, INC.

                          July 31, 1997, 1998 and 1999


The pro forma per share net loss reflects the fair-value compensation cost associated with option grants to the Company's employees under the 1986 Plan.

    The fair value of each stock option grant has been estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for fiscal 1997, 1998 and 1999, respectively: volatility of 59.00%, 75.50% and 100%; risk-free interest rate of 6.19%, 5.48% and 5.16%;
4-year expected life of options for all years; and 0% dividend yield for all years. The weighted average fair value per share of options granted during fiscal 1997, 1998 and 1999 was $0.01, $0.21 and $3.08, respectively.

    The fair value of each stock option granted under the 1986 Plan has been estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for fiscal 1997, 1998 and 1999, respectively: volatility of 66.69%, 90.07% and 100%; risk-free interest rate of 6.19%, 5.50% and 5.16%; expected life of options of 6.2, 4.2 years and 4.3 years; and 0% dividend yield for all years. The weighted average fair value per share of options granted during fiscal 1997, 1998 and 1999 was $1.30, $1.58 and $31.58, respectively.

(11) Comprehensive Income

    The Company adopted SFAS No. 130, Reporting Comprehensive Income (SFAS
130). This statement requires that all components of comprehensive income be reported in the financial statements in the period in which they are recognized. For each year reported, comprehensive loss under SFAS 130 was equivalent to the Company's net loss reported in the accompanying consolidated statements of operations.

(12) Related Party Transactions

    CMGI has provided the Company with accounting, systems and related services ("enterprise services") at amounts that approximated the fair value of services received in each of the periods presented in these financial statements. The Company also occupies facilities that are leased by CMGI, whereby CMGI charges the Company for its share of rent and related facility costs for CMGI's corporate headquarters through an allocation based upon the company's headcount located on the premises in relation to total headcount for all CMGI companies located in the premises. The Company has also purchased certain employee benefits (including 401(k) plan participation by employees of the Company) and insurance (including property and casualty insurance) through CMGI. CMGI also has provided the Company with Internet marketing and business development services. Amounts due CMGI are included in "Debt to CMGI" on the consolidated balance sheets. The following table summarizes the expenses allocated to the Company by CMGI for enterprise services, rent and facilities, human resources and benefits and Internet marketing and business development:

                                                                   Year Ended
                                                                    July 31,
                                                                 --------------
                                                                 1997 1998 1999
                                                                 ---- ---- ----
                                                                 (In thousands)
   Enterprise Services.......................................... $48  $157 $240
   Rent and Facilities..........................................  --  $ 15 $251
   Human Resources and Benefits.................................  --  $ 46 $530
   Internet Marketing and Business Development. ................  --  $ 71 $325

                                 NAVISITE, INC.

                          July 31, 1997, 1998 and 1999


    The Company sells its products and services to companies in which CMGI has an investment interest or a significant ownership interest. Total revenue realized from services to related parties was $3,361,000, $3,871,000 and $7,058,000 for the fiscal years ended July 31, 1997, 1998 and 1999, respectively. These related parties typically receive a 10% discount for services provided by the Company. The related cost of revenue is consistent with the costs incurred on similar transactions with unrelated parties.

    The Company provides administrative services related to the leasing of equipment on behalf of CMGI and related entities. These services include the negotiation of lease terms and conditions and payment of lessors' monthly lease charges. CMGI or the related entity is then charged the actual lease fees. Under this arrangement, CMGI bears all liability for payment, and NaviSite is not financially obligated under the leases.

(13) Concentration of Credit Risk

    Amounts included in the consolidated balance sheets for accounts receivable, debt to CMGI, accounts payable, accrued expenses and notes payable approximate their fair value due to their short maturities. Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of trade receivables. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral or other security against trade receivable balances; however, it does maintain an allowance for potential credit losses and such losses have been within management's expectations.

    For the year ended July 31, 1997, all of the Company's revenue was earned from related parties. Three of these related parties accounted for 46%, 28% and 14% of revenue earned during the year ended July 31, 1997. For the fiscal year ended July 31, 1998, 96% ($3,871,000) of the Company's revenue was earned from related parties. Three of these related parties accounted for 40%, 19% and 11% of revenue earned for the fiscal year ended July 31, 1998. For the fiscal year ended July 31, 1999, 67% ($7,058,000) of the Company's revenue was earned from related parties. Two of these related parties accounted for 22% and 16% of revenue earned during the fiscal year ended July 31, 1999.

    Accounts receivable at July 31, 1998 included 63% due from related parties, with two related entities comprising 37% and 15%. Accounts receivable at July 31, 1999 included 30% due from related parties, with one related entity comprising 13%.

(14) Subsequent Events

 (a) 1999 Employee Stock Purchase Plan

    The 1999 Employee Stock Purchase Plan (the "Stock Purchase Plan") was adopted by the Company's Board of Directors and Stockholders in October 1999. The Stock Purchase Plan provides for the issuance of a maximum of 50,000 shares of the Company's common stock.


 (b) Deferred Compensation Plan

    A Deferred Compensation Plan (the "Deferred Compensation Plan") was adopted by the Company's Board of Directors in October 1999. Under the terms of the Deferred Compensation Plan, the Company's employees who are selected by the Board of Directors (as well as certain of the Company's employees who previously participated in a deferred compensation plan sponsored by CMGI) will be able to elect to defer a portion of their compensation for the following calendar year. The Company also may make discretionary contributions to a participant's account, to which the participant generally will become entitled after five years of service with the Company.

                              NAVISITE, INC.

                       July 31, 1997, 1998 and 1999

 (c) 1999 Director Stock Option Plan

    In October 1999, the Company terminated the 1998 Director Plan and the Board of Directors and the Stockholders approved and adopted the 1999 Stock Option Plan for Non-Employee Directors (the "1999 Director Plan"). A total of 250,000 shares of common stock are reserved for issuance under the 1999 Director Plan. Directors who are not NaviSite employees or otherwise affiliates, employees or designees of an institutional or corporate investor that owns more than 5% of outstanding common stock will be eligible to receive non-statutory stock options under the 1999 Director Plan. Under the 1999 Director Plan, the Company will grant an initial option to acquire 25,000 shares of common stock to each eligible director who is elected a director for the first time.






    The Company also will grant to eligible directors an additional option for the purchase of 6,250 shares of common stock on the first, and each subsequent, anniversary of the grant of each director's initial option if the director is still serving as one of the Company's directors on that anniversary date. The Board of Directors has discretion to increase to up to 100,000 shares the number of shares of common stock subject to any initial option or additional option covering any vesting period of up to 48 months that may be granted to an eligible director after the date of the increase.

 (d) Series B Preferred Stock

    Immediately prior to the completion of the initial public offering, CMGI will convert intercompany debt in the aggregate amount of approximately $12,257,000, representing funds advanced subsequent to the quarter ended July 31, 1999, into 111,424 shares of Series B Preferred Stock (based upon a conversion price of $110, assuming an initial public offering price of $11.00 per share). The Company does not expect to borrow funds from CMGI after the completion of the initial public offering.

                          INDEPENDENT AUDITORS' REPORT

The Members
Servercast Communications, L.L.C.:

    We have audited the accompanying balance sheets of Servercast Communications, L.L.C. as of December 31, 1997 and June 30, 1998, and the related statements of operations, members' equity (deficit), and cash flows for the period from inception (February 6, 1997) through December 31, 1997 and for the six months ended June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Servercast Communications, L.L.C. as of December 31, 1997 and June 30, 1998, and the results of its operations and its cash flows for the period from inception (February 6, 1997) through December 31, 1997 and for the six months ended June 30, 1998, in conformity with generally accepted accounting principles.

/s/ KPMG LLP

KPMG LLP


May 28, 1999

Boston, Massachusetts

                       SERVERCAST COMMUNICATIONS, L.L.C.

                                 BALANCE SHEETS

                      December 31, 1997 and June 30, 1998

                                                         December 31, June 30,
                                                             1997       1998
                                                         ------------ --------
                         ASSETS
Current assets:
  Cash..................................................   $ 13,354   $     --
  Accounts receivable, net of allowance for doubtful
    accounts of $0 and $1,650, respectively.............     28,432     82,777
Prepaid expenses and other current assets...............      2,598      1,299
Members contributions receivable........................      3,500      3,500
                                                           --------   --------
     Total current assets...............................     47,884     87,576
                                                           --------   --------
Property and equipment:
  Servers and related equipment.........................    135,559    152,864
  Software licenses.....................................      6,387     12,308
  Office computer equipment.............................      2,667      3,437
  Furniture.............................................      1,581      1,581
                                                           --------   --------
                                                            146,194    170,190
Less accumulated depreciation and amortization..........     12,762     35,300
                                                           --------   --------
                                                            133,432    134,890
                                                           --------   --------
Other assets............................................      1,079      1,004
                                                           --------   --------
Total assets............................................   $182,395   $223,470
                                                           ========   ========
       LIABILITIES AND MEMBERS' EQUITY (DEFICIT)
Current liabilities:
  Cash overdraft........................................   $     --   $  7,621
  Note payable to NaviSite..............................         --     25,000
  Accounts payable......................................     87,334    188,162
  Accrued expenses......................................     50,700     42,360
                                                           --------   --------
Total current liabilities...............................    138,034    263,143
Commitments and contingencies
Members' equity (deficit)...............................     44,361    (39,673)
                                                           --------   --------
Total liabilities and members' equity (deficit).........   $182,395   $223,470
                                                           ========   ========


                See accompanying notes to financial statements.

                       SERVERCAST COMMUNICATIONS, L.L.C.

                            STATEMENTS OF OPERATIONS

   For the period from inception (February 6, 1997) through December 31, 1997 and for the six months ended June 30, 1998

                                                    Period from
                                                     inception
                                                   (February 6,
                                                   1997) through   Six months
                                                   December 31,  ended June 30,
                                                       1997           1998
                                                   ------------- --------------
Net revenue.......................................   $ 255,622     $ 224,674
Cost of revenue...................................     171,923       154,773
                                                     ---------     ---------
  Gross profit....................................      83,699        69,901
                                                     ---------     ---------
Selling, general and administrative expenses......     295,794       203,852
                                                     ---------     ---------
  Loss from operations............................    (212,095)     (133,951)
Interest expense..................................          --            83
                                                     ---------     ---------
  Net loss........................................   $(212,095)    $(134,034)
                                                     =========     =========



                See accompanying notes to financial statements.

                       SERVERCAST COMMUNICATIONS, L.L.C.

                    STATEMENTS OF MEMBERS' EQUITY (DEFICIT)

   For the period from inception (February 6, 1997) through December 31, 1997 and for the six months ended June 30, 1998

                                                                   Members'
                                                               Equity (Deficit)
                                                               ----------------
  Members' contributions.....................................     $ 256,456
  Net loss for the period from inception (February 6, 1997)
    through December 31, 1997................................      (212,095)
                                                                  ---------
Balance at December 31, 1997.................................        44,361
  Members' contributions.....................................        50,000
  Net loss for the six months ended June 30, 1998............      (134,034)
                                                                  ---------
Balance at June 30, 1998.....................................     $ (39,673)
                                                                  =========




                See accompanying notes to financial statements.

                       SERVERCAST COMMUNICATIONS, L.L.C.

                            STATEMENTS OF CASH FLOWS

   For the period from inception (February 6, 1997) through December 31, 1997 and for the six months ended June 30, 1998

                                                    Period from
                                                     inception
                                                   (February 6,
                                                   1997) through   Six months
                                                   December 31,  ended June 30,
                                                       1997           1998
                                                   ------------- --------------
Cash flows from operating activities:
 Net loss.........................................   $(212,095)    $(134,034)
 Adjustments to reconcile net loss to net cash
   used by operating activities:
  Depreciation and amortization...................      13,512        22,613
  Provision for doubtful accounts.................          --         1,650
  Changes in operating assets and liabilities:
   Accounts receivable............................     (28,432)      (55,995)
   Prepaid expenses and other current assets......      (2,598)        1,299
   Deposits.......................................      (1,079)           --
   Accounts payable...............................      87,334       100,828
   Accrued expenses...............................      50,700        (8,340)
                                                     ---------     ---------
     Net cash used by operating activities........     (92,658)      (71,979)
                                                     ---------     ---------
Cash flows from investing activities:
 Acquisitions of property and equipment...........    (146,194)      (23,996)
 Other assets.....................................        (750)           --
                                                     ---------     ---------
     Net cash used by investing activities........    (146,944)      (23,996)
                                                     ---------     ---------
Cash flows from financing activities:
 Cash overdraft...................................          --         7,621
 Proceeds from note payable to NaviSite...........          --        25,000
 Members' contributions...........................     252,956        50,000
                                                     ---------     ---------
     Net cash provided by financing activities....     252,956        82,621
                                                     ---------     ---------
Change in cash....................................      13,354       (13,354)
Cash at beginning of period.......................          --        13,354
                                                     ---------     ---------
Cash at end of period.............................   $  13,354     $      --
                                                     =========     =========
Supplemental disclosure of cash flow information:
 Cash paid for interest...........................   $      --     $      83
                                                     =========     =========

Supplemental disclosure of non-cash investing and financing activities:

  During the period from inception (February 6, 1997) through December 31, 1997, the Company issued $3,500 in membership interests to an individual, in exchange for a subscription to contribute the same amount. Such amount was received in cash subsequent to June 30, 1998.

                See accompanying notes to financial statements.

                       SERVERCAST COMMUNICATIONS, L.L.C.

                         NOTES TO FINANCIAL STATEMENTS

                      December 31, 1997 and June 30, 1998

(1) Organization

    Servercast Communications, L.L.C., ("Servercast" or the "Company") was organized on February 6, 1997 as a Delaware limited liability company. The Company's operating agreement indicates that Servercast will cease to operate no later than December 1, 2050. Profits and losses are allocated to members in accordance with the proportionate percentage interest as determined by the fair market value of their original capital contribution. As a limited liability company, the members' liability is limited to the amounts of their investment in the Company.

    The Company provides Web site hosting and maintenance for a variety of companies engaging in electronic commerce. Servercast also develops Web sites. Servercast's customers are located throughout the United States.

(2) Summary of Significant Accounting Policies

 (a) Revenue Recognition

    Revenue for hosting and maintaining Web sites is recognized ratably over the life of the contract, typically one year. Revenue from the development of Web sites is recognized as the services are performed.

 (b) Cash Equivalents

    For purposes of the statement of cash flows, Servercast considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

 (c) Property and Equipment

    Property and equipment are stated at cost. Depreciation and amortization are provided for on the straight-line basis over the estimated useful lives of the related assets. The depreciation period is generally three to seven years.

 (d) Income Taxes

    The Company is treated as a partnership for federal and state tax purposes and thus is not subject to income taxes. The members of the Company must include their proportionate share of the Company's profits and losses in their respective personal tax returns. Accordingly, no provision has been made for income taxes.

    For income tax purposes, the Company has elected to report under the accrual basis of accounting. At December 31, 1997 and June 30, 1998, the tax bases of the Company's assets and liabilities are $8,167 and $9,092 less, respectively, than the financial reporting bases of these assets and liabilities. The difference results from the use of different methods related to reporting depreciation, and the Company's allowance for doubtful accounts which is not deductible until the accounts are written-off.

 (e) Long-Lived Asset Impairment

    The Company adopted Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets to be Disposed Of ("SFAS No. 121"). SFAS No. 121 addresses the accounting for the impairment of long-lived assets, certain identifiable intangible assets and goodwill when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company adoption of SFAS No. 121 had no material impact on its results of operations or financial condition.

                       SERVERCAST COMMUNICATIONS, L.L.C.

                      December 31, 1997 and June 30, 1998


 (f) Fair Value of Financial Instruments

    The Company adopted Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Statements" ("SFAS No. 107"), which requires that the Company estimate and disclose the fair value of each material class of financial instrument for which it is practicable to estimate that value. In accordance with SFAS No. 107, the Company has identified its material financial instruments as cash, trade receivables and payables and notes payable. The carrying amount of cash, trade receivables, trade payables and notes payable approximate fair value because of the short-term nature of these financial instruments.

 (g) Concentration of Credit Risk

    Financial instruments which subject the Company to credit risk consist principally of trade receivables. The Company's policy with respect to the credit risk of trade receivables is to evaluate, prior to the extension of credit, each customer's financial condition and to determine the amount of open credit to be extended.

 (h) Management's Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 (i) Comprehensive Income

    On January 1, 1998, the Company adopted the provisions of Statement of Financial Accounting Standards No. 131, "Reporting Comprehensive Income" ("SFAS No. 131"). SFAS No. 131 requires that the components of comprehensive income be reported in the financial statements. For the period from inception (February 6, 1997) through December 31, 1997 and for the six months ended June 30, 1998, the Company's net loss was equal to its total comprehensive loss.

(3) Commitments

    The Company leases certain office facilities under operating leases with an initial term of less than one year. Additionally, the Company leases certain floor space at facilities that house its equipment used for Web site hosting. The lessors of these locations provide the Company with Web hosting and maintenance services for the benefit of the Company's customers. These agreements also have initial terms of one year or less.

    For the period from inception (February 6, 1997) through December 31, 1997 and for the six months ended June 30, 1998, rent and Web hosting expenses under these agreements amounted to $102,117 and $68,901, respectively. Of these amounts, $64,352 and $47,769 were included in cost of revenues in the accompanying statements of operations, respectively. For the period from inception (February 6, 1997) through December 31, 1997 and for the six months ended June 30, 1998, $33,305 and $12,175 of the rents included in selling, general and administrative expenses were paid to a related party who is a member of the Company. Subsequent to the sale of the Company on July 1, 1998 (see note 6), the Company relocated its Web hosting equipment to sites maintained by the purchaser, and, accordingly, the Company no longer leases these Web hosting sites from unrelated third parties.

                       SERVERCAST COMMUNICATIONS, L.L.C.

                      December 31, 1997 and June 30, 1998


(4) Note Payable

    At June 30, 1998, note payable represented a $25,000 note payable, due upon demand, to NaviSite Internet Services, Inc. ("NaviSite") (see note 6). The note is secured by substantially all assets of the Company and bears interest at a rate of 5.50% per annum.

(5) Major Customers

    At December 31, 1997, three customers accounted for 31%, 34% and 26% of accounts receivable, respectively. Revenue earned from these customers for the period from inception (February 6, 1997) through December 31, 1997 amounted to 36%, 22% and 12%, respectively, of total revenue during the period.

    At June 30, 1998, three customers accounted for 30%, 20% and 18% of accounts receivable, respectively. Revenue earned from these customers for the six months ended June 30, 1998 amounted to 28%, 5% and 6% of total revenue during the period.

(6) Subsequent Event

    Effective July 1, 1998, NaviSite purchased the outstanding membership interests of all members in exchange for a $1,000,000 note payable. The acquisition will be recorded using the purchase method of accounting.

                       SERVERCAST COMMUNICATIONS, L.L.C.

             UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL DATA

    The unaudited pro forma combined condensed statement of operations of the Company for the year ended July 31, 1998 gives pro forma effect to the July 1, 1998 acquisition of Servercast Communications, L.L.C. ("Servercast") as if it had occurred on August 1, 1997. The results of operations of the Company for the fiscal year ended July 31, 1998 have been combined with the results of operations of Servercast for the period from August 1, 1997 through June 30, 1998 (the results of operations of Servercast for the period July 1, 1998 through July 31, 1998 are included in the consolidated statement of operations of the Company).

    The Company has accounted for the acquisition under the purchase method of accounting. The total cost of the acquired business of $1,045,000, including direct acquisition costs, has been allocated to the underlying tangible and intangible assets acquired and liabilities assumed based on their respective fair values, resulting in goodwill of $1,014,000.

    The unaudited pro forma financial data are not necessarily indicative of the results of operations of the Company had the transaction occurred on August 1, 1997, nor are they necessarily indicative of the results of operations which may be expected to occur in the future. Furthermore, the unaudited pro forma financial data should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this prospectus.

                                 NAVISITE, INC.

         UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS

                        For the year ended July 31, 1998

                                      Year ended July 31, 1998
                                   --------------------------------
                                                         Pro Forma
                                   NaviSite  Servercast Adjustments    Total
                                   --------  ---------- -----------   --------
                                    (In thousands, except per share data)
Statement of Operations Data:
Revenue:
  Revenue........................  $    158    $  361     $   --      $    519
  Revenue, related parties.......     3,871        --         --         3,871
                                   --------    ------     ------      --------
     Total revenue...............     4,029       361         --         4,390
Cost of revenue..................     8,876       310         --         9,186
                                   --------    ------     ------      --------
  Gross loss.....................    (4,847)       51         --        (4,796)
                                   --------    ------     ------      --------
Operating expenses:
  Selling and marketing..........     2,530        93         --         2,623
  General and Administrative.....     1,412       254        186 (a)     1,852
  Product development............       287        --         --           287
                                   --------    ------     ------      --------
     Total operating expenses....     4,229       347        186         4,762
                                   --------    ------     ------      --------
Loss from operations.............    (9,076)     (296)      (186)       (9,558)
Other income (expense):
  Interest expense, net..........       (85)       --        (50)(b)      (135)
  Other expense, net.............       (11)       --         --           (11)
                                   --------    ------     ------      --------
Net loss.........................  $ (9,172)   $ (296)    $ (236)     $ (9,704)
                                   ========    ======     ======      ========
Pro forma basic and diluted net
  loss per share.................  $  (1.14)                          $  (1.21)
                                   ========                           ========
Pro forma weighted average number
  of basic and diluted shares
  outstanding....................     8,017                              8,017
                                   ========                           ========

  NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS

                            Year ended July 31, 1998

(a) Reflects goodwill amortization recorded by NaviSite for the eleven-month period ending June 30, 1998 prior to the acquisition of Servercast. Goodwill is being amortized over five years, using the straight-line method.

(b) Reflects interest expense related to 5.5% notes payable in the amount of one million dollars for the eleven-month period ending June 30, 1998 prior to the acquisition of Servercast.

    The inside back cover page contains the following:

    [In the top fourth of the page, flush left, is the following text:]

NaviSite's State-of-the-Art Data Center Infrastructure

    NaviSite has invested in world-class infrastructure that combines state-of-the-art facilities and the latest Internet and network technologies, creating a solid foundation for all our customer's Internet outsourcing needs.

    [In the middle of the page, flush left, one on top of the other, two pictures of NaviSite data center hardware. To the right of the pictures, centered vertically, is the following text:]

The Data Center

    NaviSite's data centers are built to carrier-class standards and include fully redundant network, fiber and facility components in an effort to ensure no single points of failure and to help keep our customers' Web sites and key applications up and running.

    [In the lower fourth of the page, flush left, is a picture of the control room in a NaviSite data center. To the right of it is the following text:]

The Network Operations Center

    Each NaviSite data center has a Network Operations Center with expert staff on hand to monitor customers' Web, database and application servers, as well as network connectivity, 24-hours-a-day, seven-days-a-week.

       [The outside back cover page contains the
                                     following:]



                                          [LOGO]

                              NaviSite Corporate
                                   Headquarters:

                              300 Federal Street
                               Andover, MA 01810
                                  888.298.8222 p
                                  978.552.3500 f

                               info@navisite.com
                                www.navisite.com

                            West Coast Location:

                           1700 Green Hills Road
                         Scotts Valley, CA 95066
                                  888.755.5525 p
                                  831.439.6789 f

                                  A CMGi company

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

    The expenses, other than underwriting discounts and commissions, expected to be incurred by us in connection with the issuance and distribution of the securities being registered under this registration statement are estimated to be as follows:

      SEC registration fee.........................................  $    19,460
      NASD filing fees.............................................        7,500
      Nasdaq National Market listing fee...........................       95,000
      Printing and engraving expenses..............................      185,000
      Legal fees and expenses......................................      750,000
      Accounting fees and expenses.................................      450,000
      Blue Sky fees and expenses (including legal fees)............       12,500
      Transfer agent fees..........................................        5,000
      Miscellaneous................................................       75,540
                                                                     -----------
        Total......................................................  $ 1,600,000
                                                                     ===========

Item 14. Indemnification of Directors and Officers.

    The Delaware General Corporation Law and our revised certificate of incorporation provide for indemnification of our officers and directors for liabilities and expenses that they may incur in such capacities.

    Our revised certificate of incorporation generally provides that we shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, investigation, administrative hearing or any other proceeding by reason of the fact that he or she is or was a director or officer of ours, or is or was serving at our request as a director, officer, employee or agent of another entity, against expenses incurred by him or her in connection with such proceeding. An officer or director shall not be entitled to indemnification by us if:

  . the officer or director did not act in good faith and in a manner reasonably believed to be in, or not opposed to, our best interests; or

  . with respect to any criminal action or proceeding, the officer or director had reasonable cause to believe his conduct was unlawful.

    Our revised certificate of incorporation limits the liability of our directors to the maximum extent permitted by Delaware law. Section 145 of the Delaware General Corporation Law provides that directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

  . any breach of their duty of loyalty to the corporation or its stockholders;

  . acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  . unlawful payments of dividends or unlawful stock repurchases or redemptions; or

  . any transaction from which the director derived an improper personal benefit.

    This provision has no effect on any non-monetary remedies that may be available to us or our stockholders, nor does it relieve us or our officers or directors from compliance with federal or state securities laws.

    The underwriting agreement provides that the underwriters are obligated, under certain circumstances, to indemnify directors, officers and controlling persons of NaviSite against some liabilities, including liabilities under the Securities Act. Reference is made to the form of underwriting agreement filed as Exhibit 1.1 hereto.

    Our officers and directors are currently insured under a policy procured by CMGI that provides coverage against losses arising from claims against them for any actual or alleged act, omission, misstatement, misleading statement, neglect, error or breach of duty by them in their capacity as officers or directors of NaviSite. We also have obtained our own liability insurance for our officers and directors effective as of September 20, 1999. At the present time, there is no pending litigation or proceeding involving any director, officer, employee or agent of NaviSite in which indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

Item 15. Recent Sales of Unregistered Securities.

    In the three fiscal years preceding the filing of this registration statement, NaviSite has issued the following securities that were not registered under the Securities Act:

    (a) Issuance of Capital Stock.

    In December 1998, NaviSite issued 60,589 shares of common stock and 1,323,953 shares of Series A convertible preferred stock to NaviSite Internet Services Corporation, our predecessor and a wholly owned subsidiary of CMGI, Inc., in exchange for a contribution of assets from NaviSite Internet Services Corporation. In April 1999, NaviSite issued an additional 8,749 shares of common stock to NaviSite Internet Services Corporation. Upon the merger of NaviSite Internet Services Corporation with and into CMGI, which was effective as of October 1, 1999, the 69,338 shares of common stock held of record by NaviSite Internet Services Corporation were exchanged for outstanding shares of NaviSite Internet Services Corporation which were issued to NaviSite employees pursuant to option exercises under the 1997 NaviSite Internet Services Corporation Equity Incentive Plan. The 1998 NaviSite, Inc. Equity Incentive Plan replaces the 1997 NaviSite Internet Services Corporation Equity Incentive Plan. Upon the merger of NaviSite Internet Services Corporation with and into CMGI, all of the outstanding options granted under the 1997 Equity Incentive Plan were cancelled and replaced with an equivalent amount of options issued in accordance with our 1998 Equity Incentive Plan.

    The 1,323,953 shares of Series A convertible preferred stock were distributed to CMGI upon consummation of the merger. Every one share of Series A convertible preferred stock will convert into 10 shares of common stock upon completion of this offering.

    In June 1999, NaviSite issued 541,859 shares of its Series B convertible preferred stock to CMGI in exchange for cancellation of an aggregate of $14,712,932 of intercompany debt pursuant to a secured convertible demand note to CMGI dated May 1, 1999. It is expected that every one share of Series B convertible preferred stock will convert into 10 shares of common stock upon completion of this offering.

    In June 1999, pursuant to the Series C Preferred Stock Purchase Agreement between NaviSite and Dell USA L.P., NaviSite issued 1,095,472 shares of Series C convertible preferred stock to Dell at a purchase price of $7.40 per share or $8,106,493, in the aggregate. It is expected that upon completion of this offering, the 1,095,472 shares of Series C convertible preferred stock will convert into 1,095,472 shares of common stock.

    In June 1999, pursuant to the Series D Convertible Preferred Stock Purchase Agreement between NaviSite and Microsoft Corporation, NaviSite issued 993,243 shares of its Series D convertible preferred stock to Microsoft, at a purchase price of $7.40 per share or $7,350,000, in the aggregate. It is expected that upon completion of this offering, the 993,243 shares of Series D convertible preferred stock will convert into 993,243 shares of common stock.

    In October 1999, options were exercised for an aggregate of 22,996 shares of common stock, for an aggregate consideration of $14,651.50.

    (b) Grants of Stock Options.

    In December 1998, the NaviSite, Inc. 1998 Equity Incentive Plan replaced the 1997 NaviSite Internet Services Corporation Equity Incentive Plan. As noted in Item 15(a) above, as part of the corporate reorganization of NaviSite Internet Services Corporation, all options outstanding under the 1997 NaviSite Internet Services Corporation Equity Incentive Plan were cancelled and replaced with an equivalent amount of options issued in accordance with our 1998 Equity Incentive Plan upon the merger of NaviSite Internet Services Corporation with and into CMGI. As of September 30, 1999, we had granted options to purchase an aggregate of 2,564,161 shares of common stock under the 1998 Equity Incentive Plan (which number includes options granted in replacement of options granted by NaviSite Internet Services Corporation under the 1997 NaviSite Internet Services Corporation Equity Incentive Plan), exercisable at a weighted average exercise price of $3.03 per share.

    On December 28, 1998, we granted options to purchase 50,000 shares of common stock under our 1998 Director Stock Option Plan exercisable at $0.34 per share.

    On August 18, 1999, we granted options to purchase 25,000 shares of common stock under our 1998 Director Stock Option Plan at an exercise price per share equal to the per share public offering price set forth on the cover page of this prospectus.

    No underwriters were involved in the foregoing sales of securities. These sales were made in reliance upon an exemption from the registration provisions of the Securities Act set forth in Section 4(2) thereof relative to sales by an issuer not involving any public offering or the rules and regulations thereunder or, in the case of options to purchase common stock, Rule 701 under the Securities Act. All of the foregoing securities are deemed restricted securities for purposes of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules.

    (a) Exhibits:

 Exhibit
 Number                                 Exhibit
 -------                                -------
   1.1** Form of Underwriting Agreement

   2.1** Asset Assignment Agreement dated December 28, 1998 among NaviSite
         Internet Services Corporation and NaviSite, Inc.

   2.2** Purchase Agreement dated as of July 1, 1998 among NaviSite Internet
         Services Corporation, Neil Black, in his capacity as Managing Member of Servercast Communications, L.L.C. and all of the other members of Servercast Communications, L.L.C. individually, as named therein
         (Exhibits and schedules have been omitted. The Registrant hereby undertakes to furnish supplementally copies of the exhibits and schedules to the Commission upon request.)

   3.1** Certificate of Incorporation, as amended

   3.2** Form of Amended and Restated Certificate of Incorporation (to become effective upon the closing of this offering)

   3.3** By-Laws, as amended

   3.4** Form of Amended and Restated By-Laws (to become effective upon the closing of this offering)

   4.1** Specimen certificate representing shares of common stock

   4.2** Series C Convertible Preferred Stock Purchase Agreement dated as of
         June 3, 1999 by and between NaviSite, Inc. and Dell USA L.P.

   4.3** Series D Convertible Preferred Stock Purchase Agreement dated as of
         June 3, 1999 by and between NaviSite, Inc. and Microsoft Corporation


 Exhibit
  Number                                 Exhibit
 -------                                 -------

   5.1**  Opinion of Skadden, Arps, Slate, Meagher & Flom LLP

  10.1**  Form of Amended and Restated 1998 Equity Incentive Plan

  10.2**  Form of Amended and Restated 1998 Director Stock Option Plan

  10.3**  Form of 1999 Employee Stock Purchase Plan




  10.4**  Net Lease Agreement dated as of March 20, 1997 by and between CMG
          Information Technologies, Inc. and Borland International, Inc., as amended by First Amendment dated June 1, 1998

  10.5** Lease dated as of March, 1997 by and between William J. Callahan and William J. Callahan, Jr., as trustees of Andover Park Realty Trust, and CMG Information Services, Inc.

  10.6**  Lease dated as of May 14, 1999 by and between 400 River Limited
          Partnership and NaviSite, Inc.

  10.7**  Lease made as of April 30, 1999 by and between CarrAmerica Realty
          Corporation and NaviSite, Inc.

  10.8** Term Note in favor of Peter C. Kirwan, Jr. dated July 1, 1998, executed by NaviSite Internet Services Corporation

  10.9**  Bonus Agreement dated as of July 1, 1998 by and between NaviSite
          Internet Services Corporation and Peter C. Kirwan, Jr.

  10.10** Form of Director Indemnification Agreement

  10.11** Form of Facilities and Administrative Support Agreement between
          NaviSite, Inc. and CMGI, Inc.

  10.12** Form of Investor Rights Agreement by and among NaviSite, Inc. and
          CMGI, Inc.

  10.13** Form of Tax Allocation Agreement between NaviSite, Inc. and CMGI,
          Inc.

  10.14** Secured Convertible Demand Note issued by NaviSite, Inc. to CMGI,
          Inc. dated as of May 1, 1999

  10.15** Intellectual Property Security Agreement between NaviSite, Inc. and
          CMGI, Inc. dated as of May 1, 1999

  10.16** Security Agreement between NaviSite, Inc. and CMGI, Inc. dated as of
          May 1, 1999
  10.17** Form of 1999 Stock Option Plan for Non-Employee Directors
  10.18** Form of Deferred Compensation Plan
  10.19 Form of Standard Form of Agreements between NaviSite, Inc., as Owner, and XL Construction, as Design/Builder, for NaviSite, Inc. Zanker
          Road Data Center, San Jose, California
  10.20   Form of Cost Plus Fee Standard Form of Agreement between NaviSite,
          Inc., as Tenant, and Gilbane Building Company, as Construction
          Manager

  21.1**  Subsidiaries

  23.1**  Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in
          Exhibit 5.1)

  23.2    KPMG LLP Consent and Report on Schedule

  23.3    Consent of KPMG LLP (Servercast Communications, L.L.C.)

  24.1** Power of Attorney (included on the signature page of this registration statement)

  24.2**  Power of Attorney for Stephen D.R. Moore

  27**    Financial Data Schedule

--------

**  Previously filed.

    (b) Financial Statement Schedules:

    Schedule II--Valuation and Qualifying Accounts

    All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

Item 17. Undertakings.

    The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes:

  (1) that for the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2) that for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Amendment No. 4 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Andover, Massachusetts, on October 20, 1999.

                                          NaviSite, Inc.

                                                    /s/ Kenneth W. Hale
                                          By
                                            -----------------------------------
                                             Kenneth W. Hale
                                             Chief Financial Officer

                               POWER OF ATTORNEY

    Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 4 to the registration statement has been signed by the following persons in the capacities indicated on October 20, 1999.

                 Signature                                     Title
                 ---------                                     -----

                     *                      Chief Executive Officer and Director
___________________________________________  (Principal Executive Officer)
               Joel B. Rosen

            /s/ Kenneth W. Hale             Chief Financial Officer, Treasurer and
___________________________________________  Secretary (Principal Financial and
              Kenneth W. Hale                Accounting Officer)

                     *                      President and Director
___________________________________________
            Robert B. Eisenberg

                     *                      Chairman of the Board of Directors
___________________________________________
            David S. Wetherell

                     *                      Director
___________________________________________
             Craig D. Goldman

                     *                      Director
___________________________________________
          Andrew J. Hajducky III

                     *                      Director
___________________________________________
            Stephen D.R. Moore


* By   /s/ Kenneth W. Hale
  -----------------------------------
  Kenneth W. Hale
  Chief Financial Officer

                                                                     Schedule II

                                 NAVISITE, INC.

                       VALUATION AND QUALIFYING ACCOUNTS
                for the years ended July 31, 1997, 1998 and 1999
                                 (in thousands)

                                        Balance at Additions  Deductions Balance
                                        Beginning  Charged to    from    at End
                                         of Year    Expense    Reserves  of Year
                                        ---------- ---------- ---------- -------
Description
Year ended July 31, 1997:
  Allowance for doubtful accounts.....    $ --        $--       $ --      $ --
Year ended July 31, 1998:
  Allowance for doubtful accounts.....    $ --        $  8      $  (1)    $   7
Year ended July 31, 1999:
  Allowance for doubtful accounts.....    $   7       $275      $(20)     $ 262

 Exhibit
  Number                                 Exhibit
 -------                                 -------
   1.1**  Form of Underwriting Agreement

   2.1**  Asset Assignment Agreement dated December 28, 1998 among NaviSite
          Internet Services Corporation and NaviSite, Inc.

   2.2**  Purchase Agreement dated as of July 1, 1998 among NaviSite Internet
          Services Corporation, Neil Black, in his capacity as Managing Member of Servercast Communications, L.L.C. and all of the other members of Servercast Communications, L.L.C. individually, as named therein
          (Exhibits and schedules have been omitted. The registrant hereby undertakes to furnish supplementally copies of the exhibits and schedules to the Commission upon request.)

   3.1**  Certificate of Incorporation, as amended

   3.2** Form of Amended and Restated Certificate of Incorporation (to become effective upon the closing of this offering)

   3.3**  By-Laws, as amended

   3.4** Form of Amended and Restated By-Laws (to become effective upon the closing of this offering)

   4.1**  Specimen certificate representing shares of common stock

   4.2**  Series C Convertible Preferred Stock Purchase Agreement dated as of
          June 3, 1999 by and between NaviSite, Inc. and Dell USA L.P.

   4.3**  Series D Convertible Preferred Stock Purchase Agreement dated as of
          June 3, 1999 by and between NaviSite, Inc. and Microsoft Corporation

   5.1**  Opinion of Skadden, Arps, Slate, Meagher & Flom LLP

  10.1**  Form of Amended and Restated 1998 Equity Incentive Plan

  10.2**  Form of Amended and Restated 1998 Director Stock Option Plan

  10.3**  Form of 1999 Employee Stock Purchase Plan

  10.4**  Net Lease Agreement dated as of March 20, 1997 by and between CMG
          Information Technologies, Inc. and Borland International, Inc., as amended by First Amendment dated June 1, 1998

  10.5** Lease dated as of March, 1997 by and between William J. Callahan and William J. Callahan, Jr., as trustees of Andover Park Realty Trust, and CMG Information Services, Inc.

  10.6**  Lease dated as of May 14, 1999 by and between 400 River Limited
          Partnership and NaviSite, Inc.

  10.7**  Lease made as of April 30, 1999 by and between CarrAmerica Realty
          Corporation and NaviSite, Inc.

  10.8** Term Note in favor of Peter C. Kirwan, Jr. dated July 1, 1998, executed by NaviSite Internet Services Corporation

  10.9**  Bonus Agreement dated as of July 1, 1998 by and between NaviSite
          Internet Services Corporation and Peter C. Kirwan, Jr.

  10.10** Form of Director Indemnification Agreement


  10.11** Form of Facilities and Administrative Support Agreement between
          NaviSite, Inc. and CMGI, Inc.

  10.12** Form of Investor Rights Agreement by and among NaviSite, Inc. and
          CMGI, Inc.

  10.13** Form of Tax Allocation Agreement between NaviSite, Inc. and CMGI,
          Inc.

  10.14** Secured Convertible Demand Note issued by NaviSite, Inc. to CMGI,
          Inc. dated as of May 1, 1999

 Exhibit
  Number                                 Exhibit
 -------                                 -------
  10.15** Intellectual Property Security Agreement between NaviSite, Inc. and
          CMGI, Inc. dated as of May 1, 1999

  10.16** Security Agreement between NaviSite, Inc. and CMGI, Inc. dated as of
          May 1, 1999


  10.17** Form of 1999 Stock Option Plan for Non-Employee Directors

  10.18** Form of Deferred Compensation Plan

  10.19 Form of Standard Form of Agreement between NaviSite, Inc., as Owner, and XL Construction, as Design/Builder, for NaviSite, Inc. Zanker
          Road Data Center, San Jose, California

  10.20   Form of Cost Plus Fee Standard Form of Agreement between NaviSite,
          Inc., as Tenant, and Gilbane Construction Company, as Construction
          Manager

  21.1**  Subsidiaries

  23.1**  Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in
          Exhibit 5.1)

  23.2    KPMG LLP Consent and Report on Schedule

  23.3    Consent of KPMG LLP (Servercast Communications, L.L.C.)

  24.1** Power of Attorney (included on the signature page of this Registration Statement)

  24.2**  Power of Attorney for Stephen D.R. Moore

  27**    Financial Data Schedule

--------

**  Previously filed.